Grupo PRISA

Gil-Delgado

06011780

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

MAR 20 2006

Madrid, March 3, 2006

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

SUPPL

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English versions of the announcement and the press release of a public offer to acquire shares in Sogecable, S.A. made by Promotora de Informaciones, S.A. as well as the English version of the report issued by the Board of Directors of Sogecable, S.A. These English versions were not filed with the CNMV, and are attached as **Item 1**.

B) The English version of a notice of significant event (Comunicación de hecho relevante), dated January, 26, 2006, regarding the acquisition by Promotora de Informaciones, S.A. (through its US subsidiary GLR Southern California LLC) to Citicasters (a subsidiary of Clear Channel) of programming and commercial operations rights. This English version was not filed with the CNMV and is attached as **Item 2.**

C) The English version of a notice of significant event (Comunicación de hecho relevante), dated January, 30, 2006, regarding an amendment of a shareholders' agreement. This English version was not filed with the CNMV and is attached as **Item 3.**

D) Notices of significant event (Comunicación de hecho relevante), dated February, 16, 2006, and February 21, 2006, regarding the notice of the General Shareholders' Meeting together with the following documents that are available for the shareholders in the web of the company (www.prisa.es.) The English version of these documents are attached as **Item 4.** These English versions were not filed with the CNMV.

i) The Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2005 fiscal year, together with their respective audit reports (Item One on the Agenda).

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

ii) Directors' Report concerning the proposal to amend the company bylaws (Item five on the Agenda).

iii) Directors' Report concerning the proposal to amend the General Shareholders Meeting Regulations (Item six on the Agenda).

iv) Rules for Interpreting and Applying the Shareholders' Meeting Regulations of Promotora de Informaciones, S.A., modified by the Board of Directors held on February 16, 2006, as communicated on February 16, 2006.

v) Directors' Report and Auditors' Report concerning the proposal of Capital increase by means of an emission of redeemable shares excluding any preemptive rights, with the resulting amendment of Article 6 of the company bylaws (Item Eight on the Agenda).

vi) The full text of the proposed resolutions corresponding to the items on the Agenda that the Board of Directors will submit at the Shareholders' Meeting.

vii) Forms and conditions for exercising the shareholders' right to information, proxy voting and absentee voting.

viii) Annual Report on Corporate Governance for the 2005 financial year.

ix) Annual Report of the Audit and Compliance Committee for the 2005 financial year, which has likewise been sent to the National Securities Exchange Commission.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

ITEM 1

PROMOTORA DE INFORMACIONES, S.A.

ANNOUNCEMENT OF A PUBLIC OFFER TO ACQUIRE SHARES IN SOGECABLE, S.A.

This announcement is published in compliance with the provisions of Article 18.1 of Royal Decree 1197/1991 of July 26, governing Public Offers for the Acquisition of Securities ("**Royal Decree 1197/1991**").

On January 23, 2006 the Spanish National Securities Market Commission ("CNMV") adopted the following resolutions:

I. To authorize the offer that Promotora de Informaciones, S.A. presented to this National Commission on November 2, 2005, for a maximum of 26,712,926 shares at 37 Euros per share, representing 20% of Sogecable, S.A.'s share capital, which are traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges and via the Electronic Stock Market Trading System, having deemed that the conditions of the offer comply with current legislation and considering sufficient the content of the prospectus filed after amendments were made thereto on January 23, 2006.

II. Pursuant to the provisions of Article 15.2 of Royal Decree 1197/1991 of July 26, the National Securities Market Commission underscored that its authorization of this offer does not imply the Commission's acceptance of a modification on the part of Promotora de Informaciones, S.A. of the consolidation method applied to Sogecable, S.A.'s accounts, by adopting a system of full consolidation. In view of the results of the offer, the CNMV will determine whether the conditions established in International Accounting Standard 27 concerning consolidation methods have been met.

CONDITIONS

1. Identification of the Target Company

The company to which this public offer to purchase shares is being made (hereinafter, the "**Offer**") is SOGECABLE, S.A. (hereinafter, "**SOGECABLE**"), with registered offices in Tres Cantos (Madrid), Avenida de los Artesanos, 6, whose Tax Identification No. is A-79114815, and which is recorded on the Madrid Commercial Register in Volume 10,242, Section 3, Page no. 87,787.

SOGECABLE's total share capital amounts to 267,239,262 Euros, divided into 133,564,631 shares, each having a nominal value of 2 Euros, which are traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges and via the Spanish Electronic Stock Market Trading System.

2. Identification of the Offeror

The offeror is PROMOTORA DE INFORMACIONES, S.A., (hereinafter, **"PRISA"**), with registered offices in Madrid, Calle Gran Vía, 32, whose Tax Identification No. is A-28297059, and which is recorded on the Madrid Commercial Register in General Volume 2836 as no. 2159 in Section 3 of the Companies Ledger, on folio 54, page no. M-19511. PRISA shares are traded on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges.

PRISA is the parent of a group of companies described in the offer prospectus (the "**Prospectus**"). PRISA is controlled by Mr. Jesus de Polanco Gutierrez as defined in Art. 4 of Law 24/1988, of July 28, on the Securities Market and Art. 42.1 of the Commercial Code, since he indirectly controls 64,365% of PRISA's share capital.

3. SOGECABLE Shares Already Owned by PRISA

On the date the Prospectus was released, PRISA already had either direct or indirect interests in SOGECABLE amounting to 32,724,889 shares, representing 24,501% of its total share capital.

In other respects, PRISA directors and directors of PRISA Group companies appointed upon nomination by PRISA own, either directly or indirectly, 162,815 shares in SOGECABLE, representing 0,108% of that company's share capital.

Likewise, Mr. Francisco Javier Díez de Polanco, Managing Director of SOGECABLE, owns 105,000 share options in SOGECABLE, representing 0,079% of its share capital, which will come due between May, 2006 and October, 2008.

In consequence and by virtue of the above, based on a calculation made pursuant to Art. 2 of Royal Decree 1197/1991 of July 26, governing Public Offers for the Acquisition of Securities ("Royal Decree 1197/1991"), on the date the Prospectus was released PRISA owned a total of 32,887,704 shares in SOGECABLE, representing 24,623% of its share capital.

4. Agreements between PRISA and the Shareholders and Members of the Board of Directors of SOGECABLE

With regard to this Offer, neither PRISA nor its controlling shareholder has reached any agreement with any shareholders of SOGECABLE or with any members of its Board of Directors, nor has any specific advantage been reserved for those directors. PRISA is unaware whether SOGECABLE shareholders with significant holdings intend to accept this offer or not.

Furthermore, on the date the Prospectus was released, neither did any agreements exist between PRISA and major SOGECABLE shareholders, or with any other SOGECABLE shareholder, with regard to their respective interests in the company nor with regard to its management or the representation of those shareholders on the Board of Directors.

In other respects, PRISA has signed a contract with SOGECABLE for the provision of services whereby PRISA receives tax, financial, computing, insurance and security

consultancy services in exchange for an annual sum in the amount of 0,333% of the net turnover of the SOGECABLE consolidated group.

5. Securities Covered in the Offer

This Offer is extended to all SOGECABLE shareholders, with the exception of PRISA, and its objective is to acquire a maximum of 26,712,926 shares in SOGECABLE, representing 20% of its share capital, which are traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges and via the Spanish Electronic Stock Market Trading System.

The Offer does not include warrants issued by SOGECABLE. Nor does it include the share options of directors and managers, nor bonds exchangeable for SOGECABLE shares issued by Vivendi Universal, S.A.

The shares covered in this Offer should include all political and economic rights attaching thereto, whatever their nature may be.

The terms of the Offer are identical for all SOGECABLE shares to which it extends, offering the compensation outlined in Section 6 below.

The shares to which this Offer extends must be transferred free of all charges and encumbrances and any third-party rights that may limit their political or economic rights or their ability to be freely transferred, by persons legally-authorized to do so according to the entries in the accounts ledger, so that PRISA may irrevocably acquire title thereto, in accordance with the provisions of Art. 9 of the Securities Market Law.

The 32,724,889 shares in SOGECABLE presently owned by PRISA are subject to a lock up period for the duration of Offer. In the event that PRISA as a result of this Offer acquires all of the shares announced herein, its total holding in SOGECABLE would amount to 59,437,815 shares, representing 44,501% of its share capital.

6. Compensation

PRISA is offering SOGECABLE shareholders 37 Euros per share. Compensation will be paid out in cash.

7. Maximum and Minimum Number of Shares to Which the Offer Applies

The Offer is extended to all SOGECABLE shareholders, with the exception of PRISA, and its objective is to acquire a maximum of 26,712,926 shares in SOGECABLE, representing 20% of SOGECABLE's share capital.

The effectiveness of the operation is contingent upon the acquisition of at least 21,370,341 SOGECABLE shares, constituting 16% of SOGECABLE's total share capital.

PRISA expressly reserves the right to waive the condition with respect to acceptance of the Offer, in accordance with the provisions of Royal Decree 1197/1991, although on

the date the Prospectus was released PRISA did not foresee any eventual waiver of that condition.

8. Distribution and Allotment Rules

If the total number of shares represented in the acceptance statements surpasses the maximum limit of the Offer, the following rules will be applied in settling the operation:

- Lineal Distribution: Distribution will commence by allotting an equal number of shares to each acceptance, which will be calculated by dividing 25% of the total Offer among the total number of acceptances.

  Acceptances for a number of securities lower than the figure mentioned in the preceding paragraph will be acquired in their entirety.

  Several acceptances received from the same individual or corporate entity, either directly or indirectly, shall be considered as one acceptance.

- Distribution of the remainder: Shares not already allotted according to the preceding rule will be distributed in proportion to the number of shares offered in each acceptance.

- Rounding off decimals: If as a consequence of this proportional distribution, there are decimals in the number of shares allotted in each acceptance, that number will be rounded off upward or downward, depending on whether the decimal is greater or less than five, in order to determine the whole number of shares allotted. If the decimal figure is five, it will be rounded upward. Nevertheless, if as a consequence of rounding upward the total number of shares in SOGECABLE to be allotted to the acceptances exceeds the maximum number of shares comprising the Offer, in that case and for all acceptances the figures will then be rounded downward, in order to determine the whole number of shares allotted to each acceptance.

The Governing Bodies of the Madrid, Barcelona, Valencia and Bilbao Securities Exchanges will work in collaboration to determine the number of securities to be allotted to each acceptance in the event that the distribution and allotment rules set forth above must be applied. PRISA has commissioned the Governing Body of the Bilbao Stock Exchange to implement the allotment.

9. Guarantees Supporting the Offer

In order to guarantee the payment of the price of the sales resulting as a consequence of this Offer, PRISA has filed with the Spanish National Securities Market Commission a bank guarantee in the maximum amount of 988,378,262 Euros, granted by the Spanish branch of Citibank Inernational Plc.

The bank guarantee is irrevocable and is assumed jointly and severally, covering all of PRISA's payment obligations that may arise from the Offer.

10. Statement Concerning PRISA's or SOGECABLE's Possible Indebtedness in Financing the Offer

On December 2, 2005 the credit entities Citibank International Plc, Spanish Branch; Banco Bilbao Vizcaya Argentaria, S.A.; Banco Español de Crédito, S.A.; Banco Santander Central Hispano, S.A.; Caja de Ahorros y Monte de Piedad de Madrid; Caixa D'Estalvis I Pensions de Barcelona; and HSBC Bank Plc, Spanish Branch granted PRISA a syndicated bridge loan in the amount of 988,378,262 Euros, due in nine months. The principal terms and conditions of that loan are outlined in the Prospectus.

The aforesaid bridge loan will be replaced by long-term financing that may include not only financing of the consideration to be paid with respect to the Offer, but also the refinancing of all or of a substantial part of the financial debt of PRISA and its Group (excluding the debt of SOGECABLE and its subsidiaries), although on the date the Prospectus was released there was no agreement or pre-contract concerning the terms of such financing. PRISA deems it can obtain that long-term financing in the usual conditions in the sector.

11. Term for Acceptance

The term for accepting this Offer is 45 days from the publication of the first of the announcements which, pursuant to Art. 18 of Royal Decree 1197/1991 will be published in the Official Gazette of the Commercial Register, in the Official Trading Gazettes of the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, and in at least two newspapers.

The term for accepting the offer will be calculated from date to date, unless the first or last days are non-trading days on the Spanish Electronic Stock Market Trading System ("SIBE"/Continuous Market). In that case, the acceptance period will automatically commence on or will be extended to the following trading day on the Spanish Electronic Stock Market Trading System ("SIBE"/Continuous Market), in any case ending twenty-four hours after the last day of the term. In the event that the first of the announcements is published in the Official Trading Gazettes of the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, the period of acceptance will begin on the first trading day following the date of the session to which the Official Trading Gazettes of the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges refer.

PRISA may extend the acceptance period pursuant to the terms provided in Art. 19.2 of Royal Decree 1197/1991.

12. Acceptance Formalities: Payment Method and Period

The owners of the SOGECABLE securities to whom this Offer is extended may accept the Offer for all or for part of the securities they own. Acceptance statements shall be unconditional and irrevocable.

Upon acceptance, the owners of SOGECABLE shares must provide the following information: first and last names or company name, address and tax identification number, or in the case of non-residents who do not have a tax identification number, passport number, nationality and place of residence.

The owners of SOGECABLE shares must express their acceptance of the Offer via any stock exchange member entity, so that the governing bodies of the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges can be notified. In that regard acceptance statements should be presented in writing to the Iberclear member entity with which the securities are deposited, and that entity shall ensure that the acceptee holds title and is in possession of the securities referred to in those acceptance statements and that there are no charges or encumbrances or third-party rights limiting the political or economic rights attaching to those securities or preventing them from being freely transferred.

The statements of acceptance from owners of SOGECABLE securities will be submitted with sufficient documentation to enable them to be transferred.

In no case shall PRISA accept securities whose register references are later than the last day of the period for accepting this Offer, that is, any security offered for sale must have been acquired on the last day of the acceptance period, at the latest.

Upon termination of the acceptance period and within the term set forth in Royal Decree 1197/1991, the results of the Offer will be published in the Official Trading Gazettes of the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges.

In the event the number of acceptances received is lower than the minimum number of shares upon which this Offer is contingent, PRISA will notify the CNMV of its decision to waive this condition no later than the next trading day following the day that the CNMV notifies PRISA of the number of shares comprising the acceptances of the Offer.

The settlement and payment of the price of the securities will be made following procedures set forth in that regard by Iberclear, considering as the contract date of the corresponding market operation the day of the publication of the final result of the Offer in the Official Trading Gazettes of the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges. The date of publication of the result of the Offer will be understood as being the date of the session to which the Official Gazettes in question refer.

13. Acceptance Costs and Settlement of the Offer

Provided that only the entities designated in Section 14 below intervene in and settle the acquisition of shares with respect to the Offer, on behalf and representing PRISA, the owners of SOGECABLE securities who accept the Offer will not pay any charges with regard to brokerage fees resulting from the mandatory participation of a market member in the sale, nor any contract fees from the stock exchanges or settlement charges from Iberclear, all of which shall be borne by PRISA.

In the event that other intermediaries or members of the market and/or Iberclear, (other than those mentioned in the preceding paragraph), intervene on behalf of the acceptee, the acceptee shall bear all brokerage fees and other expenses of the operation that would normally be borne by the seller, with the exception of Iberclear's settlement fees and the stock exchange contract fee, which will be borne by PRISA. In any case, any costs usually paid by the buyer will be borne by PRISA.

In no event will PRISA be liable for any possible commissions or costs charged by the securities depositary and administrative entities to their clients for handling orders, derived from the acceptance of the Offer.

Any costs other than those outlined above shall be borne by the party who incurs them.

In the event that the Offer is unsuccessful, all expenses derived from the acceptance of the Offer and the cost of returning the documents submitted by the acceptees of the Offer to attest to their title in the SOGECABLE shares shall be paid by PRISA.

14. Designation of the Securities Companies or Agencies Acting on Behalf of PRISA

PRISA has designated Banco Bilbao Vizcaya Argentaria, S.A. as the entity in charge of overseeing the operations to acquire shares in SOGECABLE of those to whom the present Offer is addressed. Likewise, PRISA has designated Citibank España, S.A. as the entity in charge of settling the purchase of SOGECABLE shares, which is the subject of the Offer.

15. Purpose of the Operation

By means of this Offer PRISA intends to expand and reinforce its presence in the audiovisual sector, a market which is experiencing much growth.

Likewise, this will result in a change in the dimension of PRISA and in a diversification of its business portfolio and the sources of its income, making its activities less dependent on publishing cycles, balancing the volume of its advertising revenues (the present nucleus of the Group's income) with other more stable and constant sources of revenue.

In other respects, with the increased holdings sought through this Offer, PRISA intends to define a shareholder structure in SOGECABLE in which its participation greatly exceeds that of the other major shareholders, with a view to contributing, through stable management, to the development of SOGECABLE and to the achievement of its business plan.

PRISA does not presently have plans to increase the holdings in SOGECABLE achieved after this Offer, although possible purchases of shares in SOGECABLE after the six-month term following the publication of the results of the Offer cannot be ruled out, depending on market conditions and other relevant factors. In any case, neither PRISA nor its controlling shareholder intend to achieve, either individually or together with others, holdings equal to or greater than 50% of SOGECABLE's share capital. The foregoing notwithstanding, after the Offer PRISA intends to appoint a number of SOGECABLE directors equal to half of the members of the Board of Directors of that company.

<u>Future Activities</u>

PRISA intends to maintain a line of continuity with respect to the activities carried out by SOGECABLE, since PRISA has been participating in its management since its creation.

With respect to SOGECABLE personnel, no changes in the general policies followed by SOGECABLE to-date are foreseen.

Assets and Liabilities

At present, PRISA has no plans with respect to the use or disposition of SOGECABLE assets, whether or not they form a part of its operations, or fall outside of their ordinary activities, which may affect the activities that it presently carries out. More specifically, PRISA has no intention of disposing of any SOGECABLE asset in order to finance the Offer in any way.

PRISA has no projects, plans nor intention to transfer PRISA's holdings in SOGECABLE, nor plans for any merger with or spin off from SOGECABLE or any of its subsidiaries, nor any changes in its share capital. More specifically, there is no project, plan nor intention to merge PRISA and SOGECABLE.

Concerning liabilities, PRISA has no intention of modifying SOGECABLE's present policy with respect to indebtedness, nor does it foresee increasing or refinancing its debt. The evolution of SOGECABLE's indebtedness will depend on, among other factors, investment policy and the availability and cost of the necessary financing resources.

Amendment of Bylaws. Board of Directors

PRISA has no intention of proposing any amendments to SOGECABLE's bylaws.

With respect to SOGECABLE's Board of Directors, in the event that this Offer is successful, PRISA intends to promote a change in the number of members on the Board of Directors, seeking an even number of no more than 20 directors, and appointing half of those directors.

Concerning the Board of Director's delegated bodies, PRISA intends for the present Managing Director to remain in his post. In other respects, the new composition of the Board of Directors after the Offer may give rise to modifications in its internal committees (Executive Committee, Audit and Compliance Committee, and Appointments and Remunerations Committee), although at present PRISA does not have any specific plans in that regard.

Intentions Concerning the Listing of SOGECABLE Shares

It is PRISA's intention that SOGECABLE continue as a listed company. In principle, PRISA considers that the SOGECABLE's floating capital subsequent to settlement of the Offer will suffice to maintain an adequate level of liquidity of its stock.

16. Impact of the Offer on PRISA

If the Offer is successful, in accordance with the opinion of its auditor, PRISA intends to modify the consolidation method applied with respect to SOGECABLE in the annual accounts and consolidated financial statements of PRISA and its subsidiaries, changing from the proportional method (or equity method according to Spanish accounting standards), to the full consolidation method. The Prospectus contains information

concerning the impact that the Offer would have had in the principal items on PRISA's consolidated financial statements at 30 September 2005.

17. Competition Law

PRISA believes that this Offer does not constitute an operation that creates an economic concentration with a Community dimension subject to the provisions of Council Regulation (EC) No. 139/2004, of 20 January 2004, on the Control of Concentrations between Undertakings and, in consequence, it has not notified the Community competition authorities of this operation.

In that regard, although subsequent to the Offer, if successful, PRISA will not have holdings equal to or greater than 50% of SOGECABLE's share capital, nor does it intend to appoint more than half of the members of its Board of Directors, from the perspective of Spanish competition law and in view of opinions expressed by the Competition Defense Service in previous cases, the Offer could, nevertheless, constitute a concentration pursuant to the provisions of Art. 14.2 of Law 16/1989. For that reason, on November 8, 2005 PRISA filed the corresponding notice concerning this operation with the Competition Defense Service.

On December 15, 2005 PRISA was notified of the resolution adopted by the Second Vice President of the Government and Minister of the Economy and Treasury not to remit the case file concerning the Offer to the Competition Defense Tribunal, thus implying that the competition authorities have no objection to the operation as notified.

18. Administrative Authorizations

On November 14, 2005 the Secretary of State for Telecommunications and for the Information Society of the Ministry of Industry, Tourism and Commerce resolved to approve PRISA's acquisition of the SOGECABLE shares in the terms of this Offer, pursuant to the provisions of Art. 21 of Law 10/1988, on Private Television. (This resolution was amended on November 22, 2005 merely to clarify the term granted for culminating the acquisition.)

19. Disclosure of the Prospectus

PRISA and SOGECABLE shareholders and any other interested parties will have access to the Prospectus and Prospectus Supplements, which they may acquire free-of-charge commencing the day after the publication of the first of the announcements of this Offer referred to in Art. 18 of Royal Decree 1197/1991 of July 26, in the Governing Bodies of the stock exchanges in Madrid (Plaza de la Lealtad no. 1, Madrid), Barcelona (Paseo de Gracia no. 19, Barcelona), Bilbao (Calle José María Olabarri no. 1, Bilbao) and Valencia (Calle Libreros nos. 2 and 4, Valencia), in the corporate offices of PRISA (Calle Gran Vía no. 32, Madrid), in the corporate offices of SOGECABLE (Avenida de los Artesanos no. 6, Tres Cantos, Madrid), in the corporate offices of Banco Bilbao Vizcaya Argentaria, S.A. (Plaza de San Nicolás no. 4, Bilbao) and in the corporate offices of Citibank España, S.A. (Avenida de Europa no. 19, P.E. La Moraleja, Alcobendas, Madrid).

Likewise, and during the maximum term set forth above, the Prospectus and Prospectus Supplements will be available in the public registries of the National Securities Market Commission, located at Paseo de la Castellana no. 15, Madrid, and Paseo de Gracia no. 19,

Barcelona, and on its web page, as well as on the web pages PRISA and SOGECABLE (Prospectus and Announcement, only).

20. Territorial Restrictions

This Offer is limited to Spain and is extended to all owners of SOGECABLE shares in the terms outlined in the Prospectus. The Prospectus and its content do not constitute an extension of the Offer to the United States of America or to any other jurisdiction in which making such an offer requires distributing and/or registering documentation in addition to the Prospectus. The Offer is not addressed, either directly or indirectly, to the United States of America via the United States Postal Service or by any other means or instrument (including mail, fax, telex or telephone), without prejudice to SOGECABLE shareholders' rights to accept the Offer in the terms outlined in the Prospectus, whatever their nationality or place of residence may be. Copies of the Prospectus and the Prospectus Supplements and offer acceptances will not be sent by mail, nor shall they be distributed or sent in any way within the United States, and those receiving those documents may not distribute them in or send them to the United States.

Madrid, January 23, 2006
Signed: Miguel Satrústegui Gil-Delgado, Secretary General of the Board of Directors

CNMV
(Spanish National Securities Market Commission)

Press Release

PROMOTORA DE INFORMACIONES, S.A.'s TENDER BID FOR SOGECABLE, S.A.

In is meeting held today, the Council of the Spanish National Securities Market Commission authorized **PROMOTORA DE INFORMACIONES, S.A.**'s (hereinafter, "PRISA") tender offer (the "Bid") to purchase a maximum of 20% of the share capital of **SOGECABLE, S.A.** (26,712,926 shares).

The 32,724,889 shares in SOGECABLE (24,50% of its share capital) presently owned by PRISA have been frozen until the end of the tender. In that regard, PRISA may achieve a maximum stake of 44,50% in SOGECABLE.

The compensation offered is 37 Euros for each share in SOGECABLE that accepts the offer.

If the number of shareholders accepting the offer exceeds the maximum limit, the rules for distribution and apportionment set forth in Article 29 of Royal Decree 1197/1991 governing tender bids will be applied.

The effectiveness of the operation is contingent upon the acquisition of a minimum of 21,370,341 shares, constituting 16% of the total share capital.

The offer has been secured by a guarantee granted by the Spanish branch of Citibank International Plc in the amount of 988,378,262 Euros.

The term for accepting the offer is 45 days from the publication of the first announcement outlining the basic conditions thereof.

Pursuant to the provisions of Article 15.2 of Royal Decree 1197/1991 of July 26, the National Securities Market Commission hereby underscores that its authorization of this offer does not imply the Commission's acceptance of a modification on the part of Promotora de Informaciones, S.A. of the consolidation method applied to Sogecable, S.A.'s accounts, by adopting a system of full consolidation.

The prospectus and prospectus supplements, which will be entered into the Commission's public databases, will be available on the day following the publication of the first announcement of this offer, if not sooner.

January 23, 2006

REPORT ISSUED BY THE SOGECABLE, S.A. BOARD OF DIRECTORS IN ACCORDANCE WITH THE PROVISIONS SET FORTH IN ARTICLE 20 OF ROYAL DECREE 1197/1991, DATED 26 JULY, GOVERNING THE PUBLIC OFFER FOR SALE OF SHARES BELONGING TO THE COMPANY PRESENTED BY PROMOTORA DE INFORMACIONES, S.A. AND AUTHORISED BY THE NATIONAL SECURITIES MARKET COMMISSION (CNMV) ON 23 JANUARY 2006.

Madrid, 30 January 2006

For the purposes of the provisions set forth in article 20.1 of Royal Decree 1197/1991, dated 26 July, governing the regulations of public offers for the sale of shares, at its meeting in Madrid on 30 January 2006, the board of directors of the company Sogecable, S.A. (hereinafter 'Sogecable') drafted and approved the following report concerning the public offer for the acquisition of Sogecable shares (the 'Offer') prepared by Promotora de Informaciones, S.A. (hereinafter 'PRISA') authorised by the CNMV on 23 January 2006.

The Offer prepared by PRISA is currently the sole public offer for the purchase of Sogecable shares authorised by the CNMV, as this board is unaware of the presentation of any other competing offer. In the event that a competing offer is presented and authorised, this board shall proceed to evaluate the competing offer and issue the corresponding report regarding the said offer in accordance with the provisions set forth in Chapter V of Royal Decree 1197/1991, dated 26 July.

1. MAIN CHARACTERISTICS OF THE OFFER

In accordance with the Offer prospectus prepared by PRISA, the main characteristics of the offer are the following:

1.1 The offerer

The offerer is the Spanish company PRISA. The offer is targeted at all of the Sogecable shareholders, with the exception of PRISA, and does not extend to the warrants issued by Sogecable in the financing procedure carried out during 2003, for the purpose of the merger of Vía Digital with SOGECABLE. The shares that are the object of the offer must be transferred free from liens and encumbrances and third-party rights that restrict their political or economic rights or their free transferability.

1.2 Securities to which the offer is extended

The offer is extended to a maximum of 26,712,926 Sogecable shares, representing 20% of its share capital.

1.3 Consideration

PRISA offers the Sogecable shareholders a cash consideration of 37 euros per share.

1.4 Deadline for acceptance

The deadline for acceptance of the Offer is 45 days from the date of publication of the first of the announcements of the Offer. As a consequence, the deadline for acceptance finishes on 9 March 2006.

Notwithstanding the foregoing, PRISA may extend the deadline for acceptance under the terms set forth in the applicable regulations.

1.5 Conditions to which the offer is subject

The effectiveness of the offer is only subject to the purchase of a minimum of 21,370,341 Sogecable shares, representing 16% of its current share capital.

The purchaser has reserved the right to waive this condition under the terms set forth in the offer prospectus.

2. GENERAL CONSIDERATIONS

2.1 Concerning the purpose of the offer and the plans for Sogecable

In the offer prospectus, PRISA has declared that its intention is to expand and consolidate its presence in the audiovisual sector and maintain a line of continuity with regard to the activity carried out by Sogecable. PRISA has participated in the management of Sogecable since its creation.

With regard to the strategic objective of PRISA concerning Sogecable, it is hereby placed on record that this is set forth in chapter IV of the Offer prospectus.

2.2 Concerning the financial advice received

At its meeting on 7 November 2005, the Sogecable board of directors resolved to appoint Morgan Stanley (España) S.A. (hereinafter 'Morgan Stanley') as the company's financial consultant with regard to the offer.

In this regard, the Sogecable board of directors requested Morgan Stanley to issue a fairness opinion on the offer.

On 30 January 2006, Morgan Stanley issued its fairness opinion regarding the offer and placed it at the disposal of the board of directors of Sogecable, S.A. Their report set forth that from a financial point of view the consideration offered by PRISA is fair for the company's shareholders.

3. AGREEMENTS BETWEEN PRISA AND SOGECABLE OR THE SOGECABLE DIRECTORS

3.1 Agreements between PRISA and Sogecable

PRISA and Sogecable hold the following commercial and contractual relations:

In 2005, Sogecable proceeded to cancel the participatory loan granted by PRISA, within the financing framework of the merger of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital) with Sogecable, including the interest accrued up until the date of cancellation, for an amount of 59,709,000 euros.

Sogecable has an agreement signed with PRISA for the provision of services of various types. These include consultancy on tax, financing, data processing, insurance and securities, for which it receives an annual remuneration of 0.333% of the consolidated liquid turnover of Sogecable. In 2005 this reached 5,285,000 euros.

Until the launch of Cuatro, Gestora de Medios, S.A. (GDM), a company 100% held by PRISA, handled the advertising of all the Sogecable mediums. In 2005 this amounted to earnings applicable to Sogecable of 43,750,000 euros and commission expenses for an amount of 9,300,000 euros. Following the launch of Cuatro, Sogecable has incorporated a joint company with GDM (Sogecable Media S.L.), held 75% by Sogecable and 25% by GDM, for the exploitation of all advertising mediums.

PROGRESA, a fully held subsidiary of PRISA, prepares the magazine for subscribers to Canal + and Digital +. The cost for the preparation of this magazine for Sogecable in 2005 was 7,214,000 euros.

PRETESA, a PRISA company that operates under the LOCALIA trademark, acquired Sogecable contents in 2005 for an amount of 3,808,000 euros.

Finally, several companies belonging to the PRISA Group have maintained a service or commercial relationship with Sogecable throughout 2005. The breakdown of revenue and expense of Sogecable is set forth below:

(In thousands of euros)

	Revenue	Costs
PRISACOM	108	538
EL PAIS	184	736
CADENA SER	24	1087
DIARIO AS	518	515
GRAN VIA MUSICAL	228	264
ITACA	1	344

3.2 Agreement between PRISA and the Sogecable directors

The directors, Mr Juan Luís Cebrián, Mr Javier Díez de Polanco, Mr Diego Hidalgo, Mr Gregorio Marañón and Mr Francisco Pérez González are directors of Sogecable appointed at the proposal of PRISA.

PRISA has not reached any other agreement with the Sogecable directors with regard to the offer.

4. OPINION AND OBSERVATIONS OF THE BOARD OF DIRECTORS WITH REGARD TO THE OFFER AND INTENTIONS OF THE DIRECTORS TO ACCEPT THE OFFER

The directors linked to the offerer, Mr Juan Luís Cebrián, Mr Javier Díez de Polanco, Mr Diego Hidalgo, Mr Gregorio Marañón and Mr Francisco Pérez González have expressly set forth their conflict of interest caused through their connection with PRISA.

The Sogecable board of directors values positively the fact that PRISA wishes to increase its stake in the company, as PRISA has lengthy experience in the audiovisual sector and because the company has driven and managed Sogecable since the launch of the pay-per-view business in Spain.

With regard to the consideration offered, the Sogecable board of directors considers that this is fair from a financial point of view. This has been confirmed by Morgan Stanley in its fairness opinion addressed to the board of directors.

As a consequence, and given the current circumstances, the opinion of the board of directors of Sogecable is favourable to the public offer for the acquisition of shares presented by PRISA.

There is no individual and specific opinion from any board member of Sogecable that differs to the collective opinion set forth above.

The intention of the members of the board of directors of Sogecable that hold company shares with regard to the offer is as follows:

(i) The directors that are linked with the offerer, Mr Juan Luís Cebrián, Mr Javier Díez de Polanco, Mr Gregorio Marañón and Mr Francisco Pérez González, having declared the situation of a conflict of interest in which they find themselves, wish to place the following on record in this report:

(a) They value the offer presented by PRISA positively.

(b) In their status as individual shareholders of Sogecable they declare their decision to accept the offer, with regard to the totality of their shareholding (direct or indirect) in Sogecable, unless a competing offer with a higher price is authorised. In this case they shall assess the aforementioned offer for the purpose of adopting a decision in this regard. Mr Pérez González has no direct or indirect shareholding in Sogecable.

(ii) Mssrs Blasco Bosqued, Falcó and Fernández de Córdova, García-Nieto Portabella, Gómez-Navarro Navarrece, Pérez Claver, Rodes Castañé and Terceiro Lomba declare their intention to accept the offer, with regard to the totality of their shareholding (direct or indirect) in Sogecable, unless a competing offer with a higher price is authorised. In this case they shall

evaluate the aforementioned offer for the purpose of adopting a decision in this regard.

(iii) Mssrs Abril Pérez, Gilolmo López and Lada Díaz declare that they are owners of one (1) single Sogecable share, and as such have no intention of taking part in the offer

(iv) Mr Martín Villa declares his intention to accept the offer, with regard to the totality of his shareholding in Sogecable, with the exception of one (1) share, which he shall keep, unless a competing offer with a higher price is authorised. In this case he shall value the aforementioned offer for the purpose of adopting a decision in this regard.

(v) It is hereby placed on record that the board member, Mr Diego Hidalgo Schnur is unable to attend the meeting of the board of directors and has written to the chairman of the board of directors of the company in order to incorporate the following literal transcription into this report:

Faced with the impossibility of being able to attend the meeting of the board of directors of Sogecable, which will be held on Monday 30 January at 12:30 p.m., I hereby delegate the member of the board, Mr Javier Díez de Polanco to vote on all the issues that are submitted for approval, with regard to the only point on the agenda, and in particular, for the purposes of the provisions set forth in article 20 of Royal Decree 1197/1991, in my capacity as a director of Sogecable representing controlling shareholders, appointed at the urging of Promotora de Informaciones, S.A. (PRISA), hereby manifest the following with regard to the public offer for the acquisition of Sogecable shares, presented by PRISA.

1. I value positively the offer presented by Promotora de Informaciones, S.A. and authorised by the CNMV (National Securities Market Commission) on 23 January 2006.

2. I am a member of the board of PRISA and, at the proposal of PRISA, Also of Sogecable. Apart from the foregoing I do not have any individual agreement with PRISA or with the offer presented.

3. I am the owner of 200 Sogecable shares and I have the intention of taking part in the public offer presented by Promotora de Informaciones, S.A. with the totality of the Sogecable shares that I own.

It is hereby placed on record that the board member, Mr Jean Francois Dubos, is unable to attend the meeting of the board directors and has written to the chairman of the board of directors of the company in order to incorporate the following literal transcription into this report:

For the purposes of the provisions set forth in article 20 of Royal Decree 1197/1991, I, Jean Francois Dubos, in my capacity as a director of Sogecable representing controlling shareholders, appointed at the urging of Vivendi Universal, hereby manifest the following with regard to the public offer for the acquisition of Sogecable shares, presented by PRISA.

1. I value positively the offer presented by Promotora de Informaciones, S.A. and authorised by the CNMV (National securities Market Commission) on 23 January 2006.

2. I have no individual agreement with Promotora de Informaciones, S.A. or with the offer that has been presented.

3. I am the owner of 100 Sogecable shares and I have the intention of taking part in the public offer presented by Promotora de Informaciones, S.A. with the totality of the Sogecable shares that I own.

This report concerning the public offer for the acquisition of shares in Sogecable, S.A. prepared by Promotora de Informaciones, S.A. and authorised by the CNMV (National Securities Market Commission) on 23 January 2006, has been unanimously approved by all of the board members of Sogecable,. S.A.

ITEM 2

Madrid, January 26, 2006

Announcement of Relevant Information

Promotora de Informaciones, S.A (PRISA) announces that, in accordance with its announcement of Relevant Information No. 57052, of April 22, 2005 and after obtaining authorization from the competent regulatory authorities, its US subsidiary GLR Southern California LLC acquired from Citicasters, a subsidiary of Clear Channel, programming and commercial operations rights in an AM radio station with broadcasting coverage spanning the north of Baja California, Mexico to Los Angeles, California.

The total investment in the operation amounted to 28 million dollars.

ITEM 3

TIMON, S.A.

I, JOSE MARIA ARANAZ CORTEZO, Tax Identification No. …….., as Secretary of the Board of Directors of TIMON, S.A., Tax Identification No. ……, with corporate offices in ………..,

do HEREBY CERTIFY:

I. That pursuant to the provisions of Art. 112.2 of Law 24/1988 of July 28 on the Securities Market (as amended by Law 26/2003 of July 17), in a document dated March 17, 2004, which was stamped as having been filed on March 18, I notified this Commission of an agreement subscribed by TIMON, S.A. and other individuals and corporate entities with interests in PROMOTORA DE PUBLICACIONES, S.L. concerning PROMOTORA DE INFORMACIONES, S.A.

II. That on the date of that notice Mr. Diego Hidalgo Schnur was one of the signatories of the aforementioned agreement.

III. That on December 30, 2005 all of the holdings in PROMOTORA DE PUBLICACIONES, S.L. owned by Mr. Hidalgo Schnur, and which were bound by the agreement, were transferred to the Luxembourg company EVIEND SARL, although according to the seller, this transfer does not imply any change in the control of those holdings.

IV. That on that same date, December 30, 2005, the acquirer signed the same document of accession to the agreement that Mr. Hidalgo Schnur had previously signed.

V. That PROMOTORA DE INFORMACIONES, S.A. has been notified of these circumstances.

And by virtue of the of the foregoing,

I hereby REQUEST

That this document be deemed as having been filed in compliance with the provisions of Law 26/2003 of July 17, and its implementing provisions.

Madrid, January 26, 2006

ITEM 4

Madrid, February 21, 2006

ANNOUNCEMENT OF RELEVANT INFORMATION

Further to our announcement of relevant information of February 16, 2006 concerning the resolution to call a General Shareholders' Meeting of PROMOTORA DE INFORMACIONES, S.A., we are attaching the announcement to be made public today, as well as the documents which, upon publication of that announcement and pursuant to the provisions of Articles 144, 153, 159 and 212 of the Corporations Law, Article 117 of the Securities Market Law and Article 11 of the Shareholders' Meeting Regulations, shareholders may inspect at the company offices (Gran Vía, 32, Madrid) or on the company webpage (www.prisa.es), or request that they be delivered to them free of charge (ia@prisa.es, phones: 91 330-1087 and 91 330-1174):

- The full text of the Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2005 fiscal year, together with their respective audit reports (Item One on the Agenda). These documents have been submitted for entry on the National Securities Exchange Commission Register.

- Directors' Report concerning the proposal to amend the company bylaws (Item five on the Agenda).

- Directors' Report concerning the proposal to amend the General Shareholders Meeting Regulations (Item six on the Agenda).

- Rules for Interpreting and Applying the Shareholders' Meeting Regulations of Promotora de Informaciones, S.A., modified by the Board of Directors held on February 16, 2006, as communicated on February 16, 2006.

- Directors' Report and Auditors' Report concerning the proposal of Capital increase by means of an emission of redeemable shares excluding any preemptive rights, with the resulting amendment of Article 6 of the company bylaws (Item Eight on the Agenda).

- The full text of the proposed resolutions corresponding to the items on the Agenda that the Board of Directors will submit at the Shareholders' Meeting.

- Forms and conditions for exercising the shareholders' right to information, proxy voting and absentee voting.

We likewise wish to inform you that shareholders may inspect the following documents at the company's offices or on the company webpage:

- Annual Report on Corporate Governance for the 2005 financial year, which was sent to the National Securities Exchange Commission on February 16, 2006.

- Annual Report of the Audit and Compliance Committee for the 2005 financial year, which has likewise been sent to the National Securities Exchange Commission.

PROMOTORA DE INFORMACIONES, S.A.

Notice of Annual Shareholders' Meeting

By virtue of a resolution passed by the Board of Directors of "Promotora de Informaciones, Sociedad Anónima," in compliance with the provisions of the Company Bylaws and the Shareholders' Meeting Regulations and pursuant to the provisions of the current Corporations Law, all shareholders are hereby invited to attend the Annual Shareholders' Meeting to be held in Madrid on Thursday March 23, 2006 at the Círculo de Bellas Artes, Marqués de Casa Riera no. 2 at 12:00 pm if a quorum is achieved at that time, and at the same time and place on March 24, 2006 if it is not.

The Annual Meeting will presumably be held when first called, that is, on March 23, 2006 at the place and time indicated above.

The matters to be discussed at the meeting are those contained in the following

AGENDA

One.- Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2005 financial year, and proposal regarding the distribution of profits.

Two.- Approval of the Board of Directors' management of the company during the 2005 financial year.

Three.- Adoption of pertinent resolutions concerning the auditors of both the company and the consolidated group accounts for the 2006 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

Four-. Removal and appointment of Directors

Five.- Amendment of the following articles of the company bylaws: Article 6 (Share Capital) and Article 14 (Preparation of the General Shareholders Meeting).

Six-. Amendment of Article 5 of the General Shareholders Meeting Regulations.

Seven- Authorization of the direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the General Shareholders Meeting of March 17, 2005.

Eight-. Capital increase by means of an emission of redeemable shares excluding any preemptive rights, with the resulting amendment of Article 6 of the company bylaws.

Nine-. Delegation of powers

RIGHT TO ATTEND

Pursuant to the provisions of Article 15 of the Company Bylaws, Article 7 of the Shareholders' Meeting Regulations and Article 104 of the Corporations Law, all shareholders who either individually or as a group hold at least 60 shares recorded on the corresponding share ledger five days prior to the date that the meeting is held and who obtain the corresponding attendance card issued by one of the depositary entities belonging to Iberclear may attend the meeting.

RIGHT OF REPRESENTATION

All shareholders entitled to attend may appoint a proxy to represent him/her at the Shareholders' Meeting by complying with the requisites and formalities set forth in Article 15 of the Company Bylaws, Articles 8 ff. of the Shareholders' Regulations and in law.

Representation by proxy shall be noted on the attendance card or in a letter which, in either case, must bear an original signature. The document designating a proxy must contain or be accompanied by the meeting agenda as well as a request for instructions as to how to exercise the right to vote and an indication as to how the proxy should vote if precise instructions are not provided. If the shareholder appointing a proxy fails to give him voting instructions, it is understood that he shall vote in favor of the Board of Directors' proposals.

A proxy may likewise be granted by electronic means using the Company's web page, and the electronic document sent by the shareholder must include a recognized or advanced digital signature of any of the providers of certification services listed in the following section concerning absentee voting. Representation by proxy using electronic means must be received by the Company at its headquarters at least 24 hours before the first time that the meeting is scheduled to be convened.

ABSENTEE VOTING

Shareholders may cast absentee votes by fulfilling the requisites and formalities set forth in Article 15 of the Company Bylaws, Articles 10 ff. of the Shareholders' Regulations and in law.

To vote by post, shareholders must fill out and return to the Company a standard form provided by the Company for that purpose, which shall include the information necessary to verify that the person in question is indeed a shareholder, and the shareholder's signature must be notarized or recognized by a depositary entity participating in Iberclear. If the case of corporate entities, the

form must be accompanied by a document evidencing that the person signing the form has sufficient powers to do so.

Votes may be cast by electronic means through the Company web page, and the electronic document that shareholders send for that purpose must include a recognized or advanced digital signature from any of the following providers of certification services: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda), CAMERFIRMA or ANCERT (Agencia Notarial de Certificación).

Absentee votes must be received by the Company at its headquarters at least 24 hours before the first time that the meeting is scheduled to be convened. If not, the vote will be considered as not having been cast.

RIGHT TO INFORMATION

Upon publication of this Notice of Meeting and in compliance with the provision of Articles 144, 153, 159 and 212 of the Corporations Law, Article 117 of the Securities Market Law and Article 11 of the Shareholders' Meeting Regulations, shareholders may inspect the following documents at the Company's offices (Gran Vía 32, Madrid), on the Company webpage (www.prisa.es), or request that they be delivered to them free of charge (by contacting the Shareholders Information Office from 9:30am-2:00pm and 4:30pm-7:00pm, Mon.-Fri., phone nos. 91 330-1087 and 91 330-1174, or by email at ia@prisa.es):

- The full text of the Company and Consolidated Group's Annual Accounts (Balance Sheets, Profit and Loss Accounts and Annual Reports) and Management Reports for the 2005 fiscal year, together with their respective audit reports (Item One on the Agenda).

- Directors' Report concerning the proposal to amend the company bylaws (Item five on the Agenda).

- Directors' Report concerning the proposal to amend the General Shareholders Meeting Regulations (Item six on the Agenda).

- Rules for Interpreting and Applying the Shareholders' Meeting Regulations of Promotora de Informaciones, S.A., modified by the Board of Directors held on February 16, 2006.

- Directors' Report and Auditors' Report concerning the proposal of Capital increase by means of an emission of redeemable shares excluding any preemptive rights, with the resulting amendment of Article 6 of the company bylaws (Item Eight on the Agenda).

- The full text of the proposed resolutions corresponding to the items on the Agenda that the Board of Directors will submit at the Shareholders' Meeting.

- Forms and conditions for exercising the shareholders' right to information, proxy voting and absentee voting.

Shareholders may likewise inspect the following documents at the Company's offices (Gran Vía 32, Madrid), and on the Company webpage (www.prisa.es):

- Annual Report on Corporate Governance for the 2005 financial year.
- Annual Report of the Audit and Compliance Committee for the 2005 financial year.

Pursuant to the provisions of Article 112 of the Corporations Law and Article 6 of the Shareholders' Meeting Regulations, up to seven days prior to the date of the general meeting shareholders may request in writing that the directors provide them with information or clarification, or pose questions concerning the items on the Agenda or the information made available to the public by the Company in its announcements to the National Securities Exchange Commission since the last general meeting.

Requests for information must conform to the rules set forth in Article 6 of the Shareholders' Meeting Regulations. In written requests for information, applicants must prove their identity by means of a photocopy of their National ID Card or passport and, in the case of corporate entities, a document evidencing that the person requesting the information has sufficient powers to do so. In addition, persons requesting information must demonstrate that they are indeed shareholders or provide sufficient evidence to that effect (concerning the number of shares, depository entity, etc.), so that this can by verified by the Company.

The right to information through digital means may be exercised via the Company webpage, and the electronic document that shareholders send in order to do so must include a recognized or advanced digital signature from any of the providers of certification services listed above in the section on absentee voting.

PRESENCE OF A NOTARY

Pursuant to Article 114 of the Corporations Law and Article 15 of the Shareholders' Meeting Regulations, the Board of Directors has resolved to have a Notary present to take the minutes of the Shareholders' Meeting.

Madrid, February 17, 2006

Secretary of the Board of Directors

REPORT OF THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. PREPARED IN COMPLIANCE WITH THE PROVISIONS OF THE CORPORATIONS LAW, CONCERNING A PROPOSED AMENDMENT TO ARTICLES 6 AND 14 OF THE COMPANY BYLAWS, TO BE SUBMITTED FOR APPROVAL AT THE NEXT GENERAL SHAREHOLDERS MEETING.

This report is issued Pursuant to the provisions of Article 144 of the Consolidated Corporations Law (TRLSA).

1. Amendment of Article 6 of the Company Bylaws

The Board of Directors' proposed amendments to the bylaws are directly related to the company stock option plan for Prisa Group executive directors and managers, approved at the General Shareholders Meeting held on April 15, 2004, and also related to a capital increase to be effected by the issue of redeemable shares which, to cover these options and provide for their eventual exercise, the Board of Directors will submit to the shareholders for their consideration at the 2006 General Meeting.

In that regard, it is considered that Article 6 (Share Capital) of the Company Bylaws should expressly reflect the possibility of issuing redeemable shares, based on the provisions of Articles 92 bis and 92 ter of the Consolidated Corporations Law.

Thus, the Board of Directors proposes to amend Article 6 of the bylaws by adding the following paragraph:

"The company may issue redeemable shares for a maximum face value of one-fourth of the share capital, complying with all other legal requirements."

In consequence, Article 6 would be amended to read as follows:

"Article 6.- Share Capital.

Share capital totals TWENTY-ONE MILLION EIGHT HUNDRED EIGHTY-ONE THOUSAND TWO HUNDRED FIFTY (21,881,250) Euros, represented in TWO HUNDRED EIGHTEEN MILLION EIGHT HUNDRED TWELVE THOUSAND FIVE HUNDRED (218,812,500) shares having a face value of TEN EURO CENTS (0.10) each.

Share capital is totally subscribed and paid up.

The company may issue redeemable shares for a maximum face value of one-fourth of the share capital, complying with all other legal requirements.

With the requirements for amending the company bylaws, the General Shareholders Meeting may delegate powers to the Board of Directors with respect to capital increases pursuant to Article 153 of the Corporations Law".

2. Amendment of Article 14 of the Company Bylaws

The Board of Directors proposes to amend Article 14 of the Company Bylaws concerning the preparation of the General Meeting, to adapt it to the new wording of Article 97 of the Corporations Law, as reflected in Law 19/2005 of November 14 on European companies domiciled in Spain, which contemplates the possibility that shareholders representing at least five percent of the share capital may request that a supplement be published to the Notice of General Meeting.

In that regard, the Board of Directors proposes to amend Article 14 of the Company Bylaws by adding the following paragraphs:

"Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of General Shareholders Meeting be issued including one or more additional items on the agenda. This right must be exercised by means of a certified notice received at the company's registered offices within five days following publication of the Notice of Meeting.

The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held."

In consequence, Article 14 would be amended to read as follows:

"Article 14.- Preparation of the General Shareholders Meeting.

All General Shareholders Meetings shall be called within the time periods and in the manner set forth in the Law and these Bylaws.

The Notice of General Shareholders Meeting shall contain the company's name, the place, date and time that the meeting is to be held, and the items on the agenda.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of General Shareholders Meeting be issued including one or more additional items on the agenda. This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting.

The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

Prior to or during the meeting, shareholders may request the reports, documents or clarification they deem warranted, as provided by law.

Nevertheless, the meeting shall be deemed to have been convened and called to order to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 99 of the Law."

* * * * *

REPORT OF THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING A PROPOSED RESOLUTION TO AMEND THE REGULATIONS OF THE GENERAL SHAREHOLERS MEETING, TO BE SUBMITTED FOR APPROVAL AT THE NEXT GENERAL MEETING

This report is issued pursuant to Article 26 of the General Shareholders Meeting Regulations of Promotora de Informaciones, S.A.

The Board of Directors proposes amending Article 5 of the General Shareholders Meeting Regulations concerning the preparation of the General meeting, to adapt it to the new wording of Article 97 of the Corporations Law, as reflected in Law 19/2005 of November 14, on European companies domiciled in Spain, which provides that general meetings must be called at least a month prior to the date they are to be held, and contemplates the possibility that shareholders representing at least five percent of the share capital may request that a supplement be published to the Notice of General Meeting.

In consequence, Article 5 of the General Shareholders Meeting Regulations would be amended to read as follows:

"Article 5. Publication of the Notice of Meeting.

5.1. Both the Ordinary and Extraordinary General Meetings shall be called by the Board of Directors by means of an announcement published in the Official Bulletin of the Companies Register and in one of the daily papers of widest circulation in the locality of the company registered office, with at least a month notice prior to the date announced for the meeting. This announcement is to state the date, as applicable, on which the Meeting will be held at second call, as appropriate. In this case, there shall be a period of at least 24 hours between the first and the second meeting.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of General Shareholders Meeting be issued including one or more additional items on the agenda. This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting.

The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

5.2. The announcement of the meeting, which shall also be announced through the Company web page (www.prisa.es), shall be forwarded to the Spanish Securities and Exchange Commission and shall state the place, date and time of the meeting of the first call, and as appropriate, of the second one. It shall furthermore contain the agenda for the meeting and the other requirements demanded by the Law, the Bylaws and these Regulations.

The announcement for the call for the General Meeting shall state the right that corresponds to the shareholders, from the date of the publication thereof, immediately and free of charge, to obtain the documentation required by the Law and the Bylaws.

It shall likewise include the necessary data regarding the Shareholders' Service Office, and state the telephone numbers, electronic mail address, offices and timetable for opening hours."

Rules for Interpreting and Applying the Regulations of the General Shareholders Meeting of Promotora de Informaciones, S.A. (PRISA)

These rules for interpreting and applying the Regulations of the General Shareholders Meeting of PRISA (hereinafter, the "Regulations") were approved by the company's Board of Directors on February 17, 2005, further to a prior favorable report from the Audit and Compliance Committee, and were amended by the Board of Directors at its meeting held on February 16, 2006, after likewise having received a favorable report from the aforementioned Committee, pursuant to Article 26 of the Regulations that provides that the Regulations shall be interpreted by the Board of Administration in accordance with the company bylaws and any applicable legal provisions.

Signature of the shareholder on votes cast by electronic means

Given that Article 11.2.c) of the del Regulations provides that shareholders may vote by electronic means, the electronic document that they send must include a recognized electronic signature as used by the shareholders, or another type of electronic signature that the Board of Directors, in view of the state of the art and applicable legal provisions, declares to be sufficient in a prior resolution adopted in that regard because it is deemed to provide adequate guarantee of authenticity and to identify the shareholders exercising their voting rights. The recognized or advanced electronic signatures of any of the following providers of certification services are deemed sufficient, since the Board of Directors considers adequate their guarantees of authenticity and their capacity to identify shareholders when casting their votes:

- CERES (Fábrica Nacional de Moneda y Timbre- Real Casa de la Moneda)
- CAMERFIRMA
- ANCERT (Agencia Notarial de Certificación)

The requisites set forth in the preceding paragraph shall likewise be applicable when shareholders exercise their right to information via email or another means of electronic communication, as well as when shareholders delegate their votes by electronic means, in accordance with the provisions of Articles 6.5 and 8.4 of the Regulations.

Irrevocability of the Votes Cast

Given that Article 8.5 of the Regulations provides for revoking the power of proxy granted by a shareholder but, in contrast, there is no provision in the Regulations for revoking votes, it shall be understood that a shareholder's validly cast vote, whether cast by mail or by electronic means, shall be deemed to be irrevocable.

Notwithstanding the foregoing, if a supplement to the announcement of a shareholders meeting is published and includes one or more additional items on the agenda, the shareholders who have previously exercised their distance voting rights may do so again, thus revoking their previous votes."

Representation by Proxy

1. In view of the provisions of Article 1,710 of the Civil Code that provides that mandates must be accepted either expressly or implicitly, it should be interpreted that voting rights delegated by one shareholder to another must be expressly accepted by the latter by means of affixing his original signature to the corresponding document, or by accepting the delegated vote personally before the organizers of the Shareholders Meeting or presenting to the Company a notarized general power of attorney granting authorization to administer all of the shareholder's assets within Spain, as provided in Article 8.1 of the Regulations.

2. In view of the literal terms of Article 15 c) of the Company Bylaws, the error in the publication of Article 8.1 of the Regulations shall be corrected by replacing the word "principal" with "proxy" at the beginning of the third sentence of the article. The article shall thus read as follows:

Shareholders may vote by proxy, delegating their votes to another shareholder. Proxies shall be granted for a specific shareholders' meeting. This requisite will not apply when the proxy holds a general power of attorney set forth in a notarial instrument, granting him power to administer all of the principal's assets within Spain. Representation by proxy shall be indicated on the attendance card or in a letter, in either case bearing an original signature.

REPORT OF THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A., CONCERNING THE PROPOSAL TO BE SUBMITTED AT THE NEXT GENERAL SHAREHOLDERS MEETING TO EFFECT A CAPITAL INCREASE THROUGH THE ISSUE OF REDEEMABLE SHARES EXCLUDING PREEMPTIVE SUBSCRIPTION RIGHTS AND THE CONSEQUENT AMENDMENT OF ARTICLE 6 OF THE COMPANY BYLAWS, PREPARED IN COMPLIANCE WITH THE PROVISIONS OF THE CORPORATIONS LAW.

This report is issued Pursuant to the provisions of Articles 144, 152 and 159 of the Consolidated Corporations Law (TRLSA).

A.- <u>JUSTIFICATION FOR THE PROPOSAL</u>

The resolution that the Board of Directors is proposing has its origins in the company's stock option plan for PRISA Group executive directors and managers, approved at the General Shareholders Meeting on April 15, 2004.

The number of options allotted under that plan and effective on the date this report is being issued is 1,580,500, granting acquisition rights to 1,580,500 ordinary shares in the company, with exercise dates extending from July 31, 2007 until January 31, 2008. The exercise price is 13.40 Euros per share.

To cover these options and to provide for their eventual exercise, the proposed capital increase envisions issuing a maximum of 1,580,500 redeemable shares, pursuant to Articles 92 bis and 92 ter of the Consolidated Corporations Law, with the possibility of a partial subscription, which would represent new Class B shares, the present 218,812,500 ordinary shares currently in circulation thus being classified as Class A. The redeemable shares will be subscribed and completely paid in by a financial institution or institutions, and both issue rate and redemption price shall be equal to the exercise price of the options, that is, 13.40 Euros. Redemption rights will be attributed to both holders of the redeemable shares and the Company. At any time, holders of redeemable shares may waive their redemption rights, in which case the shares in question will be converted into ordinary shares. After the expiration of the term for redemption, any unredeemed shares will be converted into ordinary shares, thus terminating Class B.

In view of the aforementioned purpose for this capital increase, it must necessarily exclude any preemptive subscription rights and, thus, the Board of Directors proposes that the General Meeting consider this exclusion justified based on company interests. The requisites for doing so set forth in Article 159.1 of the Consolidated Corporations Law are present, since the aforementioned issue rate (13.40 Euros per share) is higher than the net worth per share (4.07 Euros at December 31, 2005, according to the audited balance sheet being submitted at the General Meeting for approval). Moreover, this report will likewise be accompanied by another report in that regard, issued by an outside auditor other than the Company's account auditors, who will be appointed for that purpose by the Commercial Register.

B.- PROPOSED RESOLUTION FOR A CAPITAL INCREASE WITH THE EXCLUSION OF PREEMPTIVE SUBSCRIPTION RIGHTS

The Board of Directors of PRISA has unanimously resolved to submit the following proposed resolution at the General Meeting for the shareholders' consideration and, if warranted, approval:

"A) To increase share capital in the maximum amount of one hundred fifty-eight thousand fifty (158,050) Euros per issue and in the maximum of one million five hundred eighty thousand five hundred (1,580,500) shares, each having a face value of ten Euro cents (0.10), redeemable and forming a new Class B numbered consecutively from 1B to a maximum of 1,580,500B.

The already-existing 218,812,500 ordinary shares, numbered consecutively from 1 to 218,812,500 shall thus form a new Class A numbered consecutively from 1A through 218,812,500A.

The new shares, which will be represented as book entries, will be issued with an issue premium of 13.30 Euros per share, an amount that added to the ten Euro cent (0.10) face value is higher than the net value of PRISA stock, which is worth 4.07 Euros, according to the consolidated balance sheet of December 31, 2005, audited and approved at this General Shareholders Meeting with respect to the first item on the agenda.

When issued, the new shares will entitle their holders to the same political and economic rights as those assigned to ordinary PRISA shares currently in circulation, with the exception of redemption rights regulated hereunder in Section B of this agreement.

This issue totally excludes the preemptive subscription rights of present PRISA shareholders, pursuant to the provisions of Article 159.1 of the Consolidated Corporations Law and is likewise justified for reasons of corporate interest, since its purpose is to cover the 1,580,500 options allotted in 2004 within the company's stock option plan, which grants rights to acquire 1,580,500 ordinary shares in the company, and which may be exercised from July 31, 2007 until January 31, 2008. The exercise price is 13.40 Euros per share.

Subscription of the new shares will be offered to a financial institution or institutions which, with a view to achieving the aforementioned coverage, shall be designated by the Board of Directors in the exercise of the delegated powers referred to in Section C) of this agreement.

The new shares shall be totally paid up when subscribed. The increase has been approved with the possibility of achieving only a partial subscription.

B) The new shares shall be redeemable in accordance with the provisions of Articles 92 bis and 92 ter of the Consolidated Corporations Law, either at the request of the holders of the redeemable shares, or at the request of the Company, in either case in the conditions set forth hereunder.

Redemption rights may be exercised by written notice to the Company made by the holders of redeemable shares, within the following term: within the month following January 31, 2008, which is the expiration date of the term for exercising options for which coverage the issue was effected. In the same terms and conditions and within the necessary legal requisites, redeemable shares may also be redeemed by the Company. Upon expiration of the aforementioned term, shares for which redemption rights have not been exercised shall be converted into ordinary Class A shares, with their subsequent elimination from Class B.

Likewise by means of written notice to the Company, the holders of redeemable shares may at any time waive their redemption rights, in which case the shares in question shall be converted into ordinary Class A shares.

The redemption price shall be the same as the issue price, that is, 13.40 Euros, and shall be paid by the Company within the month following receipt of the notice of the intention to exercise the redemption rights, unless the mode of redemption requires a resolution of the General Shareholders Meeting, in which case it shall be paid within two months following the first General Meeting held after the aforementioned date.

C) Pursuant to the provisions of Article 153.1.a) of the Consolidated Corporations Law, to empower the Board of Directors, with the power to delegate in its President, within the maximum term of one year from the date of this General Shareholders Meeting to determine the date on which this capital increase is to be effected or to be cancelled and, if effected, to determine the conditions not specifically set forth above, including but not limited to:

a) Designating the financial institution or institutions which, to cover the options referred to in this agreement, shall subscribe and pay in the new shares, and to sign with them the contracts that may be warranted in that regard, in the terms and conditions deemed necessary;

b) To exercise, if warranted, the Company's redemption rights.

c) To redraft Article 6 of the Company Bylaws to adapt it to the new amount of share capital, both initially as a consequence of the subscription and payment of new shares, and subsequently as may become necessary as a consequence of their redemption or conversion into ordinary shares and the termination of those in Class B;

d) To draft and prepare the prospectuses required by securities law and to subsequently amend them as deemed necessary;

e) To request that the new shares and the ordinary shares into which they may be converted be listed on the securities exchanges, whenever that may become necessary, with all powers required in that regard, taking all of the requisite measures and issuing all documents as needed, and to designate the entity in charge of the share register and the depositary

issuers of deposit certificates representing those shares, issuing any documents required in that regard;

f) To file the required requests for authorization or announcements with the competent authorities or agencies;

g) To take any measures necessary and to draft and execute any public or private documents that may be required or warranted to fully implement any aspect of this capital increase agreement and, specifically, to cure any defects, omissions or errors that may be found in the Commercial Register's oral or written assessment thereof."

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Informe especial sobre exclusión del derecho de suscripción preferente en el supuesto del artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas

KPMG Auditores, S.L.

Este informe contiene 5 páginas

Este informe contiene 2 anexos

KPMG Auditores S.L.
Edificio Torre Europa
Paseo de la Castellana, 95
28046 Madrid

A los Accionistas de
Promotora de Informaciones, S.A.

A los fines previstos en el artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas, y de acuerdo con el encargo recibido de Promotora de Informaciones, S.A. (en adelante Prisa o la Sociedad) por designación de D. Adolfo García Ferreiro, Registrador Mercantil Número XII de los de Madrid, emitimos el presente informe especial sobre el aumento del capital social en una cuantía máxima de 158.050 euros, mediante la emisión de hasta un máximo de 1.580.500 acciones rescatables de 0,10 euros de valor nominal cada una, con exclusión del derecho de suscripción preferente, acompañado del informe adjunto del Consejo de Administración de la Sociedad que se someterá a la aprobación de la Junta General Ordinaria de Accionistas.

El Consejo de Administración de la Sociedad ha elaborado el informe que se adjunta como anexo I, en el que se justifica detalladamente la propuesta y el tipo de emisión de las acciones, con indicación de las personas a las que éstas habrán de atribuirse, así como la naturaleza de las aportaciones.

El acuerdo que propone el Consejo de Administración tiene su antecedente en el Plan de opciones sobre acciones de la Sociedad, destinado a consejeros ejecutivos y directivos del Grupo PRISA, que fue aprobado por la Junta General de accionistas del 15 de abril de 2004.

El número de opciones que conforme a dicho plan fueron adjudicadas y se encuentran vigentes a la fecha del presente informe es de 1.580.500 que dan derecho a la adquisición de 1.580.500 acciones ordinarias de la sociedad y cuyo plazo de ejercicio se extiende desde el 31 de julio de 2007 al 31 de enero de 2008. El precio de ejercicio aprobado en dicho plan fue de 13,40 euros por cada acción.

Para dar cobertura a esas opciones y atender su eventual ejercicio, la ampliación de capital propuesta comporta la emisión de hasta un máximo de 1.580.500 acciones rescatables, al amparo de los artículos 92 bis y 92 ter TRLSA, con posibilidad de suscripción incompleta, que integrarán una nueva clase B, pasando las 218.812.500 acciones ordinarias en circulación a integrar la clase A. Las acciones rescatables serán suscritas y desembolsadas íntegramente por una o varias entidades financieras, siendo tanto el tipo de emisión como el precio de rescate iguales al precio de ejercicio de las aludidas opciones, esto es, 13,40 euros. El derecho de rescate se atribuye a los titulares de las acciones rescatables y a la Sociedad. Los titulares de las acciones rescatables podrán renunciar en cualquier momento a su derecho de rescate, en cuyo caso las acciones afectadas quedarán convertidas en acciones ordinarias. Y expirado el plazo de rescate, las acciones respecto de las cuales no se haya ejercitado el derecho de rescate quedarán convertidas en acciones ordinarias, con la consiguiente extinción de la clase B.

Conforme a lo previsto en el segundo inciso del párrafo 1 c) del artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas, en el supuesto de sociedades cotizadas, la Junta de Accionistas podrá acordar la emisión de nuevas acciones a cualquier precio, siempre que sea superior al valor neto patrimonial de éstas, pudiendo limitarse a establecer el procedimiento para su determinación. Acogiéndose a esta disposición, el informe elaborado por los Administradores propone que el tipo de emisión de las nuevas acciones sea de 13,40 euros por acción. Las nuevas acciones se ofrecerán para su suscripción, con vistas a la cobertura de las opciones sobre acciones mencionadas, a las entidades financieras que sean designadas por el Consejo de Administración, en uso de las facultades que, en caso de su aprobación, le sean delegadas por la Junta General de accionistas.

Las nuevas acciones, que se representarán mediante anotaciones en cuenta, se emitirán con una prima de emisión de 13,30 euros por acción, cantidad que, sumada al valor nominal de una décima (0,1) de euro, es superior al valor neto patrimonial de al acción de PRISA, que asciende a (4,07 euros), según balance consolidado a 31 de diciembre de 2005, auditado y formulado por el Consejo de Administración para su aprobación por la Junta General de Accionistas.

Nuestra responsabilidad es emitir un juicio profesional, como expertos independientes, sobre el valor razonable de las acciones de la Sociedad, sobre si el precio de emisión propuesto es superior al valor neto patrimonial de las acciones de la Sociedad, así como sobre el valor teórico de los derechos de suscripción preferente cuyo ejercicio se propone suprimir y sobre la razonabilidad de los datos contenidos en el informe del Consejo de Administración. Nuestro trabajo ha sido realizado de acuerdo con la norma técnica sobre elaboración del Informe Especial sobre exclusión de derecho de suscripción preferente en el supuesto del artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas.

La información contable utilizada en el presente trabajo ha sido obtenida de las cuentas anuales consolidadas de Promotora de Informaciones, S.A. y Sociedades Dependientes (en adelante Grupo Prisa) correspondientes al ejercicio terminado el 31 de diciembre de 2005, las cuales fueron auditadas por Deloitte, S.L., quienes con fecha 17 de febrero de 2006 emitieron su informe de auditoría sobre las mencionadas cuentas anuales consolidadas en el que expresaron una opinión sin salvedades. De acuerdo con el mencionado informe de auditoría, dichas cuentas anuales consolidadas han sido obtenidas mediante la aplicación de las NIFF-UE vigentes a 31 de diciembre de 2005.

De acuerdo con la citada norma técnica sobre elaboración del informe especial, nuestro trabajo ha consistido en la aplicación de los siguientes procedimientos:

a) Obtención del informe de auditoría arriba citado, referido a las cuentas anuales consolidadas de Grupo Prisa del ejercicio terminado el 31 de diciembre de 2005.

b) Obtención de información del auditor de cuentas de la Sociedad sobre eventuales hechos o factores significativos con respecto a la situación económico-patrimonial del Grupo Prisa que hubiera conocido con posterioridad a la emisión del último informe de auditoría que nos ha sido facilitado.

c) Formulación de preguntas a la Dirección de la Sociedad sobre los hechos de importancia que pudieran afectar de forma significativa al valor del Grupo Prisa y, en su caso, verificación de los mismos.

d) Constatación del valor neto patrimonial que resulta de los últimas cuentas anuales consolidadas auditadas del Grupo Prisa para el ejercicio terminado el 31 de diciembre de 2005, una vez tenidas en cuenta, en su caso, las salvedades cuantificadas expresadas en el informe de auditoría.

e) Evaluación de la razonabilidad de los datos contenidos en el informe elaborado por los Administradores para justificar la propuesta de ampliación de capital, incluyendo la revisión de la documentación que la justifica.

f) Estudio de la evolución del valor de cotización de las acciones de la Sociedad y determinación del valor de cotización medio de dichas acciones durante el último período de cotización representativo anterior a la fecha de emisión del presente informe especial, comprendido entre los días 16 de noviembre de 2005 y 15 de febrero de 2006, ambos inclusive, y de la última cotización disponible a 15 de febrero de 2006, anterior a la fecha de emisión del informe especial, como valores indicativos del valor razonable de la Sociedad.

   La determinación de los mencionados valores de cotización se ha realizado a partir de una certificación de la Sociedad Rectora de la Bolsa de Valores de Madrid, S.A., Sociedad Unipersonal, cuya copia se adjunta como anexo II al presente informe especial, y en la que se incluyen, además de los indicados valores de cotización, la frecuencia y volumen de cotización de los periodos objeto de análisis.

g) Determinación, en su caso, del valor teórico de los derechos de suscripción preferente cuyo ejercicio se propone suprimir, calculado con referencia tanto al valor de cotización como al valor teórico contable del Grupo Prisa.

h) Obtención de una carta de manifestaciones de los Administradores de la Sociedad en la que nos comunican que han puesto en nuestro conocimiento todas las hipótesis, datos e informaciones relevantes, así como los hechos posteriores de importancia

Teniendo en cuenta todo lo indicado anteriormente, en nuestro juicio profesional, como expertos independientes:

- En el caso de una sociedad cotizada, el valor razonable se entiende como el valor de mercado y éste se presume, salvo que se justifique lo contrario, referido a su cotización bursátil. La cotización por acción de la Sociedad según certificación de la Sociedad Rectora de la Bolsa de Valores de Madrid, S.A., ha sido la siguiente:

	Valor de cotización por acción (en euros)
Cotización media del periodo comprendido entre 16 de noviembre de 2005 y 15 de febrero de 2006	14,92
Cotización de cierre del 15 de febrero de 2006	15,64

- Los datos contenidos en el informe del Consejo de Administración de la Sociedad para justificar su propuesta respecto a la exclusión del derecho de suscripción preferente de los accionistas conforme al artículo 159 de la Ley de Sociedades Anónimas, son razonables por estar adecuadamente documentados y expuestos.

- El tipo de emisión de 13,40 euros por acción, propuesto por los Administradores a la aprobación de la Junta General Ordinaria de Accionistas, es superior al valor neto patrimonial consolidado de las acciones de la Sociedad actualmente en circulación, que asciende a 4,07 euros por acción al 31 de diciembre de 2005.

Asimismo, a continuación presentamos el valor teórico de los derechos de suscripción preferente cuyo ejercicio de propone suprimir derivado, respectivamente, del valor de cotización de la Sociedad durante el trimestre comprendido entre el 16 de noviembre de 2005 y 15 de febrero de 2006, ambos inclusive, y la cotización de cierre del día 15 de febrero de 2006 y del valor teórico patrimonial de la Sociedad según las cuentas anuales correspondientes al ejercicio terminado en 31 de diciembre de 2005 auditadas por Deloitte, S.L.

El valor teórico de los derechos de suscripción preferente, en términos de la dilución por acción en circulación respecto a los valores de cotización mencionados anteriormente, es el siguiente:

	Euros por acción
Sobre valores de cotización:	
Del período comprendido entre los días 16 de noviembre de 2005 y 15 de febrero de 2006	0,011
Al 15 de febrero de 2006	0,017

Dado que el tipo de emisión propuesto de 13,40 euros por acción es superior al valor neto patrimonial que se desprende de las cuentas anuales consolidadas auditadas al 31 de diciembre de 2005 de 4,07 euros por acción, no se produce efecto de dilución teórico sobre el valor teórico patrimonial de las acciones de la Sociedad.

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Con este informe especial se da cumplimiento a lo establecido en el artículo 159 del Texto Refundido de la Ley de Sociedades Anónimas en lo que se refiere al informe de los auditores de cuentas. Este informe no debe ser utilizado para ninguna otra finalidad.

KPMG Auditores, S.L.
Ana Martínez Ramón

20 de febrero de 2006

Anexo I

"Informe del Consejo de administración de Promotora de Informaciones, S.A. elaborado en cumplimiento de lo dispuesto en la ley de Sociedades Anónimas, en relación con la propuesta de Acuerdo que se someterá a la aprobación de la próxima Junta General de Accionistas, de aumento del capital social mediante emisión de acciones rescatables con exclusión total del derecho de suscripción preferente y consiguiente modificación del artículo 6 de los estatutos sociales"

INFORME DEL CONSEJO DE ADMINISTRACION DE PROMOTORA DE INFORMACIONES, S.A., ELABORADO EN CUMPLIMIENTO DE LO DISPUESTO EN LA LEY DE SOCIEDADES ANONIMAS, EN RELACION CON LA PROPUESTA DE ACUERDO QUE SE SOMETERÁ A LA APROBACION DE LA PROXIMA JUNTA GENERAL DE ACCIONISTAS, DE AUMENTO DEL CAPITAL SOCIAL MEDIANTE EMISIÓN DE ACCIONES RESCATABLES CON EXCLUSION TOTAL DEL DERECHO DE SUSCRIPCION PREFERENTE Y CONSIGUIENTE MODIFICACION DEL ARTICULO 6 DE LOS ESTATUTOS SOCIALES.

Este informe se emite a los efectos de los artículos 144, 152 y 159 del Texto Refundido de la Ley de Sociedades Anónimas (TRLSA).

A.- JUSTIFICACIÓN DE LA PROPUESTA

El acuerdo que propone el Consejo de Administración tiene su antecedente en el Plan de opciones sobre acciones de la Sociedad, destinado a consejeros ejecutivos y directivos del Grupo PRISA, que fue aprobado por la Junta General de Accionistas del 15 de abril de 2004.

El número de opciones que conforme a dicho plan fueron adjudicadas y se encuentran vigentes a la fecha del presente Informe es de 1.580.500 que dan derecho a la adquisición de 1.580.500 acciones ordinarias de la Sociedad y cuyo plazo de ejercicio se extiende desde el 31 de julio de 2007 al 31 de enero de 2008. El precio de ejercicio es de 13,40 euros por cada acción.

Para dar cobertura a esas opciones y atender su eventual ejercicio, la ampliación de capital propuesta comporta la emisión de hasta un máximo de 1.580.500 acciones rescatables, al amparo de los artículos 92 bis y 92 ter TRLSA, con posibilidad de suscripción incompleta, que integrarán una nueva clase B, pasando las 218.812.500 acciones ordinarias en circulación a integrar la clase A. Las acciones rescatables serán suscritas y desembolsadas íntegramente por una entidad o entidades financieras, siendo tanto el tipo de emisión como el precio de rescate iguales al precio de ejercicio de las aludidas opciones, esto es, 13,40 euros. El derecho de rescate se atribuye a los titulares de las acciones rescatables y a la Sociedad. Los titulares de las acciones rescatables podrán renunciar en cualquier momento a su derecho de rescate, en cuyo caso las acciones afectadas quedarán convertidas en acciones ordinarias. Y expirado el plazo de rescate, las acciones respecto de las cuales no se haya ejercitado el derecho de rescate quedarán convertidas en acciones ordinarias, con la consiguiente extinción de la clase B.

Habida cuenta de la indicada finalidad, la ampliación de capital requiere necesariamente la exclusión total del derecho de suscripción preferente, y por ello el Consejo de Administración propone a la Junta General que la considere justificada por el interés social. Se cumplen para ello los demás requisitos del artículo 159.1 TRLSA, puesto que el referido tipo de emisión (13,40 euros por acción) es superior al valor neto patrimonial de la acción (4,07 euros a 31 de diciembre de 2005, según el balance consolidado y auditado que se somete a la Junta para su aprobación), y el presente informe se

acompañará con otro emitido por un auditor de cuentas distinto del auditor de las cuentas de la sociedad, que habrá nombrado a estos efectos el Registro Mercantil.

B.- PROPUESTA DE ACUERDO DE AUMENTO DEL CAPITAL SOCIAL CON EXCLUSIÓN TOTAL DEL DERECHO DE SUSCRIPCIÓN PREFERENTE

El Consejo de Administración de PRISA acuerda, por unanimidad, someter a la consideración y, en su caso, aprobación de la Junta General la siguiente propuesta de acuerdo:

"A) Ampliar el capital social hasta un máximo de ciento cincuenta y ocho mil cincuenta (158.050) euros por emisión de hasta un máximo de un millón quinientas ochenta mil quinientas (1.580.500) acciones de una décima (0,1) de euro de valor nominal cada una de ellas, rescatables, que integrarán una nueva clase B, numeradas correlativamente de la 1B a la 1.580.500B como máximo.

Las 218.812.500 acciones existentes, ordinarias y numeradas correlativamente de la 1 a la 218.812.500, pasarán a integrar la nueva clase A, y a numerarse correlativamente de la 1A a la 218.812.500A.

Las nuevas acciones, que se representarán mediante anotaciones en cuenta, se emitirán con una prima de emisión de 13,30 euros por acción, cantidad que, sumada al valor nominal de una décima (0,1) de euro, es superior al valor neto patrimonial de la acción de PRISA, que asciende a 4,07 euros, según balance consolidado a 31 de diciembre de 2005, auditado y aprobado por esta Junta General de Accionistas en relación con el punto primero del Orden del Día.

Las nuevas acciones atribuirán a sus titulares, desde su emisión, los mismos derechos políticos y económicos que las acciones ordinarias de PRISA actualmente en circulación, salvo en lo referente al derecho de rescate regulado más abajo en el apartado B) de este acuerdo.

La emisión se acuerda con exclusión total del derecho de suscripción preferente de los actuales accionistas de PRISA, en los términos establecidos en el artículo 159.1 TRLSA y por las razones de interés social que lo justifican, habida cuenta de su finalidad, que reside en dar cobertura a 1.580.500 opciones que fueron adjudicadas durante el año 2004, al amparo del Plan de opciones sobre acciones de la Sociedad, que dan derecho a la adquisición de 1.580.500 acciones ordinarias de la Sociedad y cuyo plazo de ejercicio se extiende desde el 31 de julio de 2007 al 31 de enero de 2008. El precio de ejercicio es de 13,40 euros por cada acción.

Las nuevas acciones se ofrecerán para su suscripción a la entidad o entidades financieras que, con vistas a la aludida cobertura, sean designadas por el Consejo de Administración en uso de sus facultades delegadas a que se refiere el apartado C) de este acuerdo.

Las nuevas acciones serán desembolsadas íntegramente en el momento de la suscripción. La ampliación se aprueba con posibilidad de suscripción incompleta.

B) Las nuevas acciones son rescatables, con arreglo a lo estipulado en los artículos 92 bis y 92 ter TRLSA, bien a solicitud de los titulares de las acciones rescatables, bien a solicitud de la Sociedad, en ambos casos en las condiciones que a continuación se regulan.

El derecho de rescate podrá ejercitarse, mediante notificación escrita a la Sociedad realizada por los titulares de las acciones rescatables, dentro del plazo que a continuación se detalla: dentro del mes siguiente al día 31 de enero de 2008, que es la fecha de expiración del plazo de ejercicio de las opciones para cuya cobertura se lleva a cabo la emisión. En los mismos plazos y condiciones y con los requisitos legales que fueren precisos, las acciones rescatables podrán ser también rescatadas por la Sociedad. Terminado el mencionado plazo, las acciones respecto de las cuales no se haya ejercitado el derecho de rescate quedarán convertidas en acciones ordinarias de la clase A, con la consiguiente extinción de la clase B.

Asimismo mediante notificación escrita a la Sociedad realizada por los titulares de las acciones rescatables, podrán renunciar en cualquier momento al derecho de rescate, en cuyo caso las acciones afectadas quedarán convertidas en acciones ordinarias de la clase A.

El precio de rescate será igual al tipo de emisión, esto es, 13,40 euros, y se pagará por la Sociedad dentro del mes siguiente a la fecha de recepción de la notificación de ejercicio del derecho de rescate, salvo que la modalidad de amortización requiriese acuerdo de la Junta General, en cuyo caso se pagará dentro de los dos meses siguientes a la primera Junta General que se celebre después de la mencionada fecha.

C) Al amparo de lo previsto en el artículo 153.1.a) TRLSA, facultar al Consejo de Administración, con facultad de sustitución en su Presidente, para que en el plazo máximo de un año a contar desde la fecha de esta Junta General de Accionistas, pueda señalar la fecha en que este acuerdo de aumento de capital deba llevarse a efecto, o desistir de su ejecución, y, en el caso de que decida ejecutarlo, fijar las condiciones del aumento en lo no previsto en los apartados anteriores, y, a título meramente enunciativo:

a) Designar la entidad o entidades financieras que, para la cobertura de las opciones a que se refiere este acuerdo, hayan de suscribir y desembolsar las nuevas acciones, y suscribir con ellas los contratos que sean oportunos, en los términos y condiciones que juzgue convenientes;

b) Ejercitar, en su caso, el ejercicio de rescate atribuido a la Sociedad.

c) Dar nueva redacción al artículo 6º de los Estatutos Sociales para adecuarlo a la nueva cifra de capital social, tanto en primer lugar como consecuencia de la suscripción y desembolso de las nuevas acciones, como posteriormente, cuantas veces sea necesario, como consecuencia de su amortización o conversión en acciones ordinarias y de la extinción de la clase B;

d) Redactar y formular cuantos folletos sean requeridos por la normativa del mercado de valores y acordar las modificaciones posteriores a los mismos que estime convenientes;

e) Solicitar la admisión a negociación de las nuevas acciones, y de las acciones ordinarias en que aquéllas se conviertan, esto último en cuantas ocasiones sea preciso, con todas las facultades que a tal efecto resulten necesarias, realizando las actuaciones oportunas y otorgando los documentos que sean precisos para ello, y designar a la entidad encargada del registro contable de las acciones y los depositarios emisores de certificados de depósito representativos de las acciones, otorgando los documentos que para ello fueren necesarios;

f) Efectuar ante las autoridades y organismos que en cada caso sean competentes las solicitudes de autorización o comunicaciones que se requieran;

g) Realizar cuantas actuaciones sean precisas y aprobar y formalizar cuantos documentos públicos o privados resulten necesarios o convenientes para la plena efectividad del presente acuerdo de aumento de capital en cualquiera de sus aspectos y contenidos y, en especial, para subsanar, aclarar, interpretar, completar, precisar o concretar, en su caso, el acuerdo adoptado y, en particular, subsanar los defectos, omisiones o errores que fuesen apreciados en la calificación verbal o escrita del Registro Mercantil."

* * * * *

Anexo II

Certificado de la Sociedad Rectora de la Bolsa de Madrid

SOCIEDAD RECTORA DE LA
BOLSA DE VALORES
DE MADRID, S.A.,
SOCIEDAD UNIPERSONAL

SOCIEDAD RECTORA
DE LA BOLSA DE MADRID
15.02.06 000413
ENTRADA

SOCIEDAD RECTORA
DE LA BOLSA DE MADRID
15.02.06 000107
SALIDA

EL SECRETARIO DEL CONSEJO DE ADMINISTRACION DE LA SOCIEDAD RECTORA DE LA BOLSA DE VALORES DE MADRID, S.A

CERTIFICA que, de los antecedentes que existen en esta Secretaría a su cargo y de los correspondientes a las restantes Bolsas, resulta que, durante el periodo comprendido entre el día 16 de noviembre de 2005 y el día 15 de febrero del 2006, ambos inclusive, el cambio medio simple de los cambios medios ponderados diarios de la contratación bursátil de las ACCS. PROMOTORA DE INFORMACIONES, S.A "PRISA" fue de 14,92 Euros y que el día 15 de febrero de 2006, el cambio de cierre se realizó a 15,64 Euros.-

Asimismo, durante el periodo anteriormente mencionado, se celebraron en esta Bolsa 64 sesiones bursátiles, en todas las cuales cotizaron las ACCS., PROMOTORA DE INFORMACIONES, S.A "PRISA" ., ascendiendo su contratación a un total de 46.880.612 títulos y 703.646.322 Euros de importe efectivo

Lo que, a petición de KPMG AUDITORES, S L. , y para que surta los efectos oportunos, hace constar con el visto bueno del Sr. PRESIDENTE, en Madrid, a dieciséis de febrero de dos mil seis.

Vº Bº
EL PRESIDENTE

EL SECRETARIO

PROPOSED RESOLUTIONS

ANNUAL GENERAL SHAREHOLDERS MEETING

PROMOTORA DE INFORMACIONES, S.A.

March 23, 2006

At its meeting of February 16, 2006 the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. resolved to submit the following PROPOSED RESOLUTIONS at the GENERAL SHAREHOLDERS' MEETING to be held on March 23, 2006.

At the same meeting the Board of Directors likewise passed a resolution to grant joint and several powers to the Chairman of the Board and the Chief Executive Officer to add other proposed resolutions, as well as to delete, amend or alter any of the proposals set forth below.

RESOLUTION NO. 1

One.- Review and, if warranted, approval of the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the 2005 financial year, and a proposal regarding the distribution of profits.

a) To approve the Annual Accounts (Balance Sheets, Profit & Loss Accounts and Annual Reports) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2005, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

Basis for Distribution

Profit for the Financial Year:	109,743

Distribution

▪ To dividends	0.14 € per share
▪ To directors' compensation	1,382
▪ To voluntary reserves	all other profits for the year

==

Shareholders entitled to dividend payments are those appearing on the Accounting Register of March 27, 2006. Dividends will be payable as from March 28, 2006 in the manner to be announced.

RESOLUTION NO. 2

Two.- Approval of the Board of Directors' management of the company during the 2005 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

RESOLUTION NO. 3

Three.- To adopt the resolutions warranted with regard to the auditors of the Company and its consolidated group for the 2005 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 204 of the Corporations Law.

As provided in Article 204 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso nº1, 28020 Madrid, Tax ID No., recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2006.

RESOLUTION NO. 4

Four.- Determination of the number of Directors, and removal and appointment of Directors.

In view of the fact that the terms of office of Messrs. Ramón Mendoza Solano, Manuel Polanco Moreno, Juan Salvat Dalmau and José Buenaventura Terceiro Lomba expire on April 19, 2006, they are hereby terminated and it is resolved to reelect them as Company Directors for the five-year term set forth in the Bylaws.

Messrs. Ramón Mendoza Solano, Manuel Polanco Moreno, Juan Salvat Dalmau and José Buenaventura Terceiro Lomba, present at the meeting, accept their appointments, indicating that there are no conflicts of interest defined in either state or Autonomous Community law that would apply to them.

RESOLUTION NO. 5

Five.- Amendment of the following articles of the company bylaws: Article 6 (Share Capital) and Article 14 (Preparation of the General Shareholders Meeting).

Amendment of Article 6 (Share Capital) and Article 14 (Preparation of the General Shareholders Meeting) of the Company Bylaws, so that they read as follows:

"Article 6.- Share Capital.

Share capital totals TWENTY-ONE MILLION EIGHT HUNDRED EIGHTY-ONE THOUSAND TWO HUNDRED FIFTY (21,881,250) Euros, represented in TWO HUNDRED EIGHTEEN MILLION EIGHT HUNDRED TWELVE THOUSAND FIVE HUNDRED (218,812,500) shares having a face value of TEN EURO CENTS (0.10) each.

Share capital is totally subscribed and paid up.

The company may issue redeemable shares for a maximum face value of one-fourth of the share capital, complying with all other legal requirements.

With the requirements for amending the company bylaws, the General Shareholders Meeting may delegate powers to the Board of Directors with respect to capital increases pursuant to Article 153 of the Corporations Law".

"Article 14.- Preparation of the General Shareholders Meeting.

All General Shareholders Meetings shall be called within the time periods and in the manner set forth in the Law and these Bylaws.

The Notice of General Shareholders Meeting shall contain the company's name, the place, date and time that the meeting is to be held, and the items on the agenda.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of General Shareholders Meeting be issued including one or more additional items on the agenda. This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting.

The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

Prior to or during the meeting, shareholders may request the reports, documents or clarification they deem warranted, as provided by law.

Nevertheless, the meeting shall be deemed to have been convened and called to order to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 99 of the Law."

RESOLUTION NO. 6

Six.- Amendment of Article 5 of the General Shareholders Meeting Regulations.

Amendment of Article 5 of the General Shareholders Meeting Regulations so that it reads as follows:

"Article 5. Publication of the Notice of Meeting.

5.1. Both the Ordinary and Extraordinary General Meetings shall be called by the Board of Directors by means of an announcement published in the Official Bulletin of the Companies Register and in one of the daily papers of widest circulation in the locality of the company registered office, with at least a month notice prior to the date announced for the meeting. This announcement is to state the date, as applicable, on which the Meeting will be held at second call, as appropriate. In this case, there shall be a period of at least 24 hours between the first and the second meeting.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of General Shareholders Meeting be issued including one or more additional items on the agenda. This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting.

The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

5.2. The announcement of the meeting, which shall also be announced through the Company web page (www.prisa.es), shall be forwarded to the Spanish Securities and Exchange Commission and shall state the place, date and time of the meeting of the first call, and as appropriate, of the second one. It shall furthermore contain the agenda for the meeting and the other requirements demanded by the Law, the Bylaws and these Regulations.

The announcement for the call for the General Meeting shall state the right that corresponds to the shareholders, from the date of the publication thereof, immediately and free of charge, to obtain the documentation required by the Law and the Bylaws.

It shall likewise include the necessary data regarding the Shareholders' Service Office, and state the telephone numbers, electronic mail address, offices and timetable for opening hours."

RESOLUTION NO. 7

Seven.-Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements.

Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders' Meeting on March 17, 2005.

To authorize the derivative acquisition of treasury shares, either directly or through any of the company's subsidiaries, by means of purchase or by any other inter vivos act for valuable consideration, during a maximum term of eighteen months from the date on which the shareholders' meeting is held.

To revoke any unexercised powers in that regard granted at the Shareholders' Meeting of March 17, 2005.

To approve the following limits or requisites with regard to these acquisitions:

- When added to those that the Company and its subsidiaries already hold, the nominal value of the shares acquired cannot exceed the maximum legally permitted.
- The acquired shares must be free of all encumbrances and charges, fully paid in and not subject to compliance with any type of obligation.
- Non-distributable reserves equivalent to the price of the treasury shares reflected on the assets side should be added to the liabilities side of the Company balance sheet. This reserve must be maintained until the shares are alienated or amortized.
- The purchase price may not be lower than face value nor more than 20% higher than the quoted value. Transactions to acquire treasury shares must conform to the securities markets' standard rules and practices.

Express authorization is hereby granted to use all or part of the shares acquired by the Company or its subsidiaries by virtue of this power, as well as the shares that already belong to the Company on the date the Shareholders' Meeting is held for:

i) the Remuneration Package to grant stock options approved at the Annual Shareholders' Meeting held on April 15, 2004, when those entitled to exercise their stock options decide to do so.

ii) a plan to grant shares during the 2007 financial year which, as part of the Company's remuneration policy and up to a maximum of 0.5% of the present share capital, is intended for the following personnel categories: executive directors, directors general, communications media directors, secretaries of the boards of directors and other directors of the company and its group who carry out similar functions, and who meet the conditions set forth by the Board of Directors. The shares granted to each person in question shall be free-of-charge and shall not exceed 12,000 € annually, based on the average value of the shares on the Continuous Market during the seven trading days prior to their delivery. The Board of Directors is granted broad powers to further define and implement this share plan.

RESOLUTION NO. 8

Eight.- Capital increase by means of an emission of redeemable shares excluding any preemptive rights, with the resulting amendment of Article 6 of the company bylaws.

"A) To increase share capital in the maximum amount of one hundred fifty-eight thousand fifty (158,050) Euros per issue and in the maximum of one million five hundred eighty thousand five hundred (1,580,500) shares, each having a face value of ten Euro cents (0.10), redeemable and forming a new Class B numbered consecutively from 1B to a maximum of 1,580,500B.

The already-existing 218,812,500 ordinary shares, numbered consecutively from 1 to 218,812,500 shall thus form a new Class A numbered consecutively from 1A through 218,812,500A.

The new shares, which will be represented as book entries, will be issued with an issue premium of 13.30 Euros per share, an amount that added to the ten Euro cent (0.10) face value is higher than the net value of PRISA stock, which is worth 4.07 Euros, according to the consolidated balance sheet of December 31, 2005, audited and approved at this General Shareholders Meeting with respect to the first item on the agenda.

When issued, the new shares will entitle their holders to the same political and economic rights as those assigned to ordinary PRISA shares currently in circulation, with the exception of redemption rights regulated hereunder in Section B of this agreement.

This issue totally excludes the preemptive subscription rights of present PRISA shareholders, pursuant to the provisions of Article 159.1 of the Consolidated Corporations Law and is likewise justified for reasons of corporate interest, since its purpose is to cover the 1,580,500 options allotted in 2004 within the company's stock option plan, which grants rights to acquire 1,580,500 ordinary shares in the company, and which may be exercised from July 31, 2007 until January 31, 2008. The exercise price is 13.40 Euros per share.

Subscription of the new shares will be offered to a financial institution or institutions which, with a view to achieving the aforementioned coverage, shall be designated by the Board of Directors in the exercise of the delegated powers referred to in Section C) of this agreement.

The new shares shall be totally paid up when subscribed. The increase has been approved with the possibility of achieving only a partial subscription.

B) The new shares shall be redeemable in accordance with the provisions of Articles 92 bis and 92 ter of the Consolidated Corporations Law, either at the request of the holders of the redeemable shares, or at the request of the Company, in either case in the conditions set forth hereunder.

Redemption rights may be exercised by written notice to the Company made by the holders of redeemable shares, within the following term: within the month following January 31, 2008, which is the expiration date of the term for exercising options for which coverage the issue was effected. In the same terms and conditions and within the necessary legal requisites, redeemable shares may also be redeemed by the Company. Upon expiration of the aforementioned term, shares for which redemption rights have not been exercised shall be converted into ordinary Class A shares, with their subsequent elimination from Class B.

Likewise by means of written notice to the Company, the holders of redeemable shares may at any time waive their redemption rights, in which case the shares in question shall be converted into ordinary Class A shares.

The redemption price shall be the same as the issue price, that is, 13.40 Euros, and shall be paid by the Company within the month following receipt of the notice of the intention to exercise the redemption rights, unless the mode of redemption requires a resolution of the General Shareholders Meeting, in which case it shall be paid within two months following the first General Meeting held after the aforementioned date.

C) Pursuant to the provisions of Article 153.1.a) of the Consolidated Corporations Law, to empower the Board of Directors, with the power to delegate in its President, within the maximum term of one year from the date of this General Shareholders Meeting to determine the date on which this capital increase is to be effected or to be cancelled and, if effected, to determine the conditions not specifically set forth above, including but not limited to:

a) Designating the financial institution or institutions which, to cover the options referred to in this agreement, shall subscribe and pay in the new shares, and to sign with them the contracts that may be warranted in that regard, in the terms and conditions deemed necessary;

b) To exercise, if warranted, the Company's redemption rights.

c) To redraft Article 6 of the Company Bylaws to adapt it to the new amount of share capital, both initially as a consequence of the subscription and payment of new shares, and subsequently as may become necessary as a consequence of their redemption or conversion into ordinary shares and the termination of those in Class B;

d) To draft and prepare the prospectuses required by securities law and to subsequently amend them as deemed necessary;

e) To request that the new shares and the ordinary shares into which they may be converted be listed on the securities exchanges, whenever that may become necessary, with all powers required in that regard, taking all of the requisite measures and issuing all documents as needed, and to designate the entity in charge of the share register and the depositary

issuers of deposit certificates representing those shares, issuing any documents required in that regard;

f) To file the required requests for authorization or announcements with the competent authorities or agencies;

g) To take any measures necessary and to draft and execute any public or private documents that may be required or warranted to fully implement any aspect of this capital increase agreement and, specifically, to cure any defects, omissions or errors that may arise in the Commercial Register's oral or written assessment thereof."

RESOLUTION NO. 9

Ninth.- Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Jesús de Polanco Gutierrez, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Miguel Satrústegui Gil- Delgado joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

JUNTA ORDINARIA PROMOTORA DE INFORMACIONES,S.A. (23 Marzo 2006)
DELEGACIÓN A DISTANCIA

Formulario de delegación a distancia para la Junta Ordinaria de PROMOTORA DE INFORMACIONES, S.A. que se celebrará a las 12:00 del día **23 de marzo de 2006**, jueves, en Madrid, en el CÍRCULO DE BELLAS ARTES, CALLE DEL MARQUÉS DE CASA RIERA, 2, en primera convocatoria, y en el mismo lugar y hora el día 24 de marzo de 2006, en segunda convocatoria. **Se prevé la celebración de la junta en primera convocatoria.**

Accionistas que deseen delegar

El accionista confiere su representación para esta Junta a:
(Marque sólo una de las siguientes casillas y designe al accionista representante).

☐ 1. El Presidente del Consejo de Administración, en su condición de accionista.

☐ 2. El Accionista D./Dª ____________________________________, con N.I.F./C.I.F:______________.

Si el representante conforme a las indicaciones precedentes se encontrase en conflicto de intereses en la votación de alguna de las propuestas que, dentro o fuera del Orden del Día, se sometan a la Junta, podrá el representante designar a otro administrador o a un tercero que no se encuentre en situación de conflicto de intereses para que pueda ejercer válidamente su representación, salvo que el accionista haya prohibido dicha sustitución o haya designado a otra persona como representante alternativo o supletorio para el caso de conflicto de intereses del representante nombrado en primer lugar, marcando las casillas siguientes:

☐ Se prohibe la sustitución prevista en el párrafo anterior y se designa como representante alternativo o supletorio para el caso de conflicto de intereses del representante nombrado en primer lugar a:

Accionista D./Dª ____________________________________, con N.I.F./C.I.F:______________.

Instrucciones de voto a las propuestas del Consejo de Administración

(Marque con una cruz la casilla correspondiente. En caso de que no se impartan instrucciones, se entenderá que se delega a favor de la propuesta del Consejo de Administración).

Punto del Orden del Día	1º	2º	3º	4º	5º	6º	7º	8º	9º
A favor									
En contra									
Abstención									
En blanco									

Propuestas sobre puntos no previstos en el Orden del Día de la convocatoria

Salvo indicación en contrario marcando la casilla NO siguiente (en cuyo caso se entenderá que el accionista instruye al representante para que se abstenga), la delegación se extiende también a las propuestas sobre puntos no previstos en el Orden del Día. En tal caso, el representante votará tales propuestas en el sentido que estime conveniente.

☐ **NO**

Accionista Don/ Doña ________________________________ **N.I.F./C.I.F:** ____________

Número de Títulos ________________

Firma del accionista que delega:

En ______, **a** _______ **de** ______ **de 2006**

Orden del día

1º.- Examen y aprobación, en su caso, de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, tanto de la sociedad como de su grupo consolidado, correspondientes al ejercicio 2.005, y propuesta de aplicación de resultados.

2º.- Aprobación de la gestión del Consejo de Administración durante el ejercicio 2.005.

3º.- Adopción de los acuerdos que procedan en relación con el Auditor de Cuentas de la sociedad y de su grupo consolidado, para el ejercicio 2.006, al amparo de lo dispuesto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

4º.- Cese y nombramiento de Consejeros.

5º.- *Modificación de los siguientes artículos de los Estatutos Sociales: artículo* 6 (Capital Social) y artículo 14 (Preparación de la Junta General).

6º.- Modificación del artículo 5 del Reglamento de la Junta General.

7º- Autorización para la adquisición derivativa, directa o indirecta, de acciones propias, dentro de los límites y requisitos legales.

Revocación, en la parte no utilizada, de la autorización concedida para la adquisición derivativa de acciones propias en la Junta General de Accionistas de 17 de marzo de 2005.

8º.- Aumento del capital social mediante emisión de acciones rescatables con exclusión total del derecho de suscripción preferente y consiguiente modificación del artículo 6 de los Estatutos Sociales.

9º.- Delegación de facultades

CONDICIONES DELEGACIÓN A DISTANCIA

JUNTA ORDINARIA PROMOTORA DE INFORMACIONES, S.A.
23 de marzo de 2006

ACCIONISTAS QUE DESEEN DELEGAR SU VOTO

Los accionistas podrán conferir su representación a favor de otro accionista. La representación se hará constar en la tarjeta de asistencia o mediante carta. La representación será específica para la Junta de que se trate. Este requisito no se exigirá cuando el representante ostente poder general en documento público con facultades para administrar todo el patrimonio que el representado tuviera en territorio nacional. No será válida ni eficaz la representación conferida a quien no pueda ostentarla con arreglo a la Ley. Ni tampoco la representación conferida por titular fiduciario o aparente.

El documento en el que conste la representación deberá contener o llevar anejo el orden del día, así como la solicitud de instrucciones para el ejercicio del voto y la indicación del sentido en que deberá votar el representante en el caso de que no se impartan instrucciones precisas.

En caso de que no se impartan instrucciones, se entenderá que se delega a favor de la propuesta del Consejo de Administración.

La delegación puede hacerse llegar a la Sociedad mediante:

i) Medios electrónicos de comunicación a distancia. En este caso deberá de incorporar una firma electrónica reconocida o avanzada del accionista expedida por cualquiera de los siguientes prestadores de servicios de certificación: CERES (Fábrica Nacional de Moneda y Timbre- Real Casa de la Moneda), CAMERFIRMA o ANCERT (Agencia Notarial de Certificación).

ii) Entrega o correspondencia postal (dirigida a Oficina de Atención al Accionista de Promotora de Informaciones, S.A., Gran Vía 32, 28013 Madrid). En este caso deberá de ir firmada con firma autógrafa del accionista.

Si se confiere la representación mediante medios electrónicos de comunicación a distancia, el formulario de delegación, debidamente cumplimentado, deberá de obrar en poder de la Sociedad con al menos 24 horas de antelación a la hora prevista para la celebración de la Junta General en primera convocatoria o en un plazo inferior que determine el Consejo de Administración, en su caso. En caso contrario, la delegación se tendrá por no realizada.

La representación conferida por un accionista a otro accionista deberá ser aceptada por éste último de manera expresa mediante su firma autógrafa en el documento correspondiente, o podrá ser aceptada personalmente dicha representación ante los servicios de organización de la Junta, o acreditando ante la Sociedad un poder general del representado en documento público con facultades para administrar todo el patrimonio que el representado tuviera en territorio nacional.

Todo ello de conformidad con lo previsto en los Estatutos Sociales y en el Reglamento de la Junta General de Promotora de Informaciones, S.A.. Asimismo, deberán atenderse las reglas incluidas en el anuncio de convocatoria de la Junta General y en la página web de la Sociedad **(http://www.prisa.es)**.

La representación será siempre revocable, considerándose revocada por la asistencia personal a la Junta del representado.

JUNTA ORDINARIA PROMOTORA DE INFORMACIONES, S.A. (23 Marzo 2006)

VOTO A DISTANCIA

Formulario de voto a distancia para la Junta Ordinaria de PROMOTORA DE INFORMACIONES, S.A. que se celebrará a las 12:00 del día **23 de marzo de 2006**, jueves, en Madrid, en el CÍRCULO DE BELLAS ARTES, CALLE DEL MARQUÉS DE CASA RIERA, 2, en primera convocatoria, y en el mismo lugar y hora el día 24 de marzo de 2006, en segunda convocatoria. **Se prevé la celebración de la junta en primera convocatoria.**

Accionistas que deseen votar en relación con las propuestas del Orden del Día

Si antes de la celebración de la Junta, el accionista desea votar a distancia en relación con las propuestas del Orden del Día de esta Junta deberá marcar con una cruz la casilla correspondiente, según cual sea el sentido de su voto o abstención.

Punto del Orden del Día	**1º**	**2º**	**3º**	**4º**	**5º**	**6º**	**7º**	**8º**	**9º**
A favor									
En contra									
Abstención									
En blanco									

El accionista que emita su voto a distancia será considerado como presente a los efectos de la constitución de la Junta General.

Necesariamente hay que marcar el sentido del voto.

Accionista Don/ Doña ____ **N.I.F./C.I.F:** ______________

Entidad Depositaria: Código ___________ Nombre ____
Cuenta de valores (Sucursal + DC+ nº cuenta) ____

Número de Títulos ____________________

Firma del accionista que vota a distancia
(firma legitimada notarialmente o reconocida por una entidad depositaria participante en Iberclear)

En __________, **a**________ **de** ___________ **de 2006**

Orden del día

1º.- Examen y aprobación, en su caso, de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, tanto de la sociedad como de su grupo consolidado, correspondientes al ejercicio 2.005, y propuesta de aplicación de resultados.
2º.- Aprobación de la gestión del Consejo de Administración durante el ejercicio 2.005.
3º.- Adopción de los acuerdos que procedan en relación con el Auditor de Cuentas de la sociedad y de su grupo consolidado, para el ejercicio 2.006, al amparo de lo dispuesto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.
4º.- Cese y nombramiento de Consejeros.
5º.- Modificación de los siguientes artículos de los Estatutos Sociales: artículo 6 (Capital Social) y artículo 14 (Preparación de la Junta General).
6º.- Modificación del artículo 5 del Reglamento de la Junta General.
7º- Autorización para la adquisición derivativa, directa o indirecta, de acciones propias, dentro de los límites y requisitos legales.
Revocación, en la parte no utilizada, de la autorización concedida para la adquisición derivativa de acciones propias en la Junta General de Accionistas de 17 de marzo de 2005.
8º.- Aumento del capital social mediante emisión de acciones rescatables con exclusión total del derecho de suscripción preferente y consiguiente modificación del artículo 6 de los Estatutos Sociales.
9º.- Delegación de facultades

CONDICIONES VOTO A DISTANCIA

JUNTA ORDINARIA PROMOTORA DE INFORMACIONES, S.A.
23 de marzo de 2006

ACCIONISTAS QUE DESEEN VOTAR A DISTANCIA

El accionista puede emitir su voto a distancia. Para ello, deberá cumplimentar el formulario relativo al voto a distancia y remitirlo debidamente cumplimentado a la Sociedad. El accionista que emita su voto a distancia será considerado como presente a los efectos de la constitución de la Junta General.

El voto así expresado puede hacerse llegar a la Sociedad mediante:

i) Medios electrónicos de comunicación a distancia. En este caso deberá de incorporar una firma electrónica reconocida o avanzada del accionista expedida por cualquiera de los siguientes prestadores de servicios de certificación: CERES (Fábrica Nacional de Moneda y Timbre- Real Casa de la Moneda), CAMERFIRMA o ANCERT (Agencia Notarial de Certificación).

ii) Entrega o correspondencia postal (dirigido a Oficina de Atención al Accionista de Promotora de Informaciones, S.A., Gran Vía 32, 28013 Madrid). El formulario incluirá la información necesaria para acreditar la condición de accionista, debiendo la firma del accionista legitimarse notarialmente o ser reconocida por una entidad depositaria participante en Iberclear y, si se tratara de personas jurídicas, deberá de acompañarse el correspondiente documento que acredite suficientemente la representación con que actúa el firmante.

El voto emitido a distancia, por cualquiera de los medios previstos en los apartados anteriores, deberá de obrar en poder de la Sociedad en su sede social, con al menos 24 horas de antelación a la hora prevista para la celebración de la Junta General en primera convocatoria, o en un plazo inferior que determine el Consejo de Administración, en su caso. En caso contrario, el voto se tendrá por no emitido.

El voto válidamente emitido por un accionista, ya sea por correo postal o por medios electrónicos de comunicación a distancia, es irrevocable. No obstante lo anterior, si se hubiera publicado un complemento a la convocatoria de una Junta de Accionistas incluyendo uno o mas puntos en el orden del día, los accionistas que previamente hubieran votado a distancia podrán emitir un nuevo voto a distancia que revocará el anterior.

Todo ello de conformidad con lo previsto en los Estatutos Sociales y en el Reglamento de la Junta General de Promotora de Informaciones, S.A. Asimismo, deberán atenderse las reglas incluidas en el anuncio de convocatoria de la Junta General y en la página web de la Sociedad **(http://www. prisa.es)** .

JUNTA ORDINARIA PROMOTORA DE INFORMACIONES,S.A. (23 Marzo 2006)
DERECHO DE INFORMACION

Formulario de solicitud de información para la Junta Ordinaria de PROMOTORA DE INFORMACIONES, S.A. que se celebrará a las 12:00 del día **23 de marzo de 2006**, jueves, en Madrid, en el CÍRCULO DE BELLAS ARTES, CALLE DEL MARQUÉS DE CASA RIERA, 2, en primera convocatoria, y en el mismo lugar y hora el día 24 de marzo de 2006, en segunda convocatoria. **Se prevé la celebración de la junta en primera convocatoria.**

D./Dª. ____________________________ , con N.I.F./C.I.F________, con domicilio en____ y e-mail _________ solicita de los administradores de Promotora de Informaciones, S.A. (Prisa), las siguientes informaciones o aclaraciones o formula las siguientes preguntas acerca de los asuntos comprendidos en el Orden del Día de la Junta General de Accionistas convocada para el día **23 de marzo de 2006** y/o sobre la información accesible al público que se hubiera facilitado por Prisa a la Comisión Nacional del Mercado de Valores desde la celebración de la última junta general:

____
____
____
____
____
____
____
____
____
____
____
____

Accionista Don/ Doña ____________________________, **N.I.F./C.I.F:** _______________

Entidad Depositaria:Código ____________ Nombre ______________________________________

Cuenta de valores (Sucursal + DC+ nº cuenta) ______________________________________

Número de Títulos ____________________

Firma del accionista

En _____________, a ________ de ____________ 2006

CONDICIONES DERECHO DE INFORMACIÓN

JUNTA ORDINARIA PROMOTORA DE INFORMACIONES, S.A.
23 de marzo de 2006

CONDICIONES DEL DERECHO DE INFORMACIÓN PREVIO A LA CELEBRACIÓN DE LA JUNTA

Los accionistas, mediante comunicación escrita, podrán solicitar de los administradores de Promotora de Informaciones, S.A. (Prisa) hasta el séptimo día anterior previsto para la celebración de la Junta de Accionistas convocada para el día 23 de marzo de 2006, informaciones o aclaraciones, o formular preguntas acerca de los asuntos comprendidos en el orden del día y sobre la información accesible al público que se hubiera facilitado por la Sociedad a la Comisión Nacional del Mercado de Valores desde la celebración de la última Junta General (que tuvo lugar el 17 de marzo de 2005).

La información solicitada conforme a las previsiones del párrafo anterior será proporcionada al solicitante por el Consejo de Administración o, mediante delegación del mismo, por cualquiera de sus miembros facultados al efecto o por su Secretario. La información se facilitará por escrito, dentro del plazo que medie hasta el día de la celebración de la Junta General, y a través de la Oficina de Atención al Accionista.

No obstante, podrá denegarse la información solicitada, en los casos contemplados en el artículo 19.3 del Reglamento de la Junta General de Accionistas de Prisa.

El formulario por el que Ud solicita información puede hacerse llegar a la Sociedad mediante:

i) Medios electrónicos de comunicación a distancia. En este caso deberá de incorporar una firma electrónica reconocida o avanzada del accionista expedida por cualquiera de los siguientes prestadores de servicios de certificación: CERES (Fábrica Nacional de Moneda y Timbre- Real Casa de la Moneda), CAMERFIRMA o ANCERT (Agencia Notarial de Certificación).

ii) Entrega o correspondencia postal (dirigido a Oficina de Atención al Accionista de Promotora de Informaciones, S.A., Gran Vía 32, 28013 Madrid). En este caso deberá de ir firmado con firma autógrafa del accionista, quien deberá de acreditar su identidad mediante fotocopia de su Documento Nacional de Identidad o Pasaporte y, si se tratara de personas jurídicas, deberá de adjuntar un documento de acreditación suficiente de su representación. Adicionalmente, el solicitante deberá acreditar su condición de accionista o proporcionar los datos suficientes (nº de acciones, entidad depositaria...etc) para que puedan ser verificados por la Sociedad.

Todo ello de conformidad con lo previsto en los Estatutos Sociales y en el Reglamento de la Junta General de Promotora de Informaciones, S.A. Asimismo, deberán atenderse las reglas incluidas en el anuncio de convocatoria de la Junta General y en la página web de la Sociedad **(http://www.prisa.es)**.

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED COMPANIES

DATA IDENTIFYING ISSUER   **FINANCIAL YEAR** 2005

TAX ID CODE: A-28297059

Corporate Name:

PROMOTORA DE INFORMACIONES, S.A.

Corporate Address:

GRAN VIA, 32,
MADRID.
28013
ESPAÑA

A OWNERSHIP STRUCTURE

A.1. Complete the following table concerning the company's share capital:

Date Last Modified	Share Capital (€)	Number of Shares
18/05/00	21,881,250	218,812,500

If applicable, indicate in the following table whether there are different classes of shares:

Class	Number of Shares	Nominal Unit Value

A.2. Indicate the direct or indirect owners of significant holdings in your organization at the end of the financial year, excluding Board Members:

Shareholder's Name	Number of Direct Shares	Number of Indirect Shares (*)	Total % of Share Capital
PROMOTORA DE PUBLICACIONES, S.L.	97,449,219	0	44.535
TIMÓN, S.A.	40,434,942	0	18.479

(*) Through:

Direct Shareholder's Name	Number of Direct Shares	% of Share Capital
Total:		

Indicate the most significant changes in shareholder structure during the financial year:

Shareholder's Name	Date of Transaction	Description of Transaction

A.3. Complete the following tables concerning members of the Board of Directors who hold shares in the Company:

Name or Corporate Name of Board Member	Date of First Appointment	Date of Last Appointment	Number of Direct Shares	Number of Indirect Shares (*)	Total % of Share Capital
JESÚS DE POLANCO GUTIERREZ	19 Jun 73	15 Apr 04	100	140,839,650	64.365
JUAN LUIS CEBRIÁN ECHARRI	15 Jun 83	15 Apr 04	1,153,330	145,100	0.593
IGNACIO POLANCO MORENO	18 Mar 93	10 Apr 03	475	1,312	0.001
ISABEL POLANCO MORENO	19 Jun 97	18 Apr 02	9,645	0	0.004
MANUEL POLANCO MORENO	19 Apr 01	19 Apr 01	2,863	0	0.001
FRANCISCO JAVIER DIEZ DE POLANCO	18 May 00	17 March 05	2,890	13,400	0.007
DIEGO HIDALGO SCHNUR	17 Jun 82	10 Apr 03	150	--	0.000
GREGORIO MARAÑÓN BERTRÁN DE LIS	15 Jun 83	15 Apr 04	75	225	0.000
EMILIANO MARTINEZ RODRIGUEZ	15 Jun 89	15 Apr 04	3,083	0	0.001
BORJA JESÚS PÉREZ ARAUNA	18 May 00	17 March 05	8,000	5,950	0.006
FRANCISCO PÉREZ GONZÁLEZ	25 Mar 77	15 Apr 04	175	18,000	0.008
MATÍAS CORTÉS DOMÍNGUEZ	25 Mar 77	15 Apr 04	75	0	0.000
JESÚS DE LA SERNA GUTIÉRREZ REPIDE	19 Jun 84	17 March 05	525	0	0.000
RAMÓN MENDOZA SOLANO	19 Apr 01	19 Apr 01	120	0	0.000
ALVARO NOGUERA GIMENEZ	19 Jun 73	15 Apr 04	500	0	0.000
JUAN SALVAT DALMAU	25 May 79	19 Apr 01	425	0	0.000
JOSÉ BUENAVENTURA TERCEIRO LOMBA	15 Nov 90	19 Apr 01	300	0	0.000
ADOLFO VALERO CASCANTE	20 Oct 88	15 Apr 04	350	0	0.000
MANUEL VARELA UÑA	25 Mar 77	15 Apr 04	250	13,000	0.006

(*) Through:

Direct Shareholder's Name	Number of Direct Shares
PROMOTORA DE PUBLICACIONES, S.L.	97,449,219
TIMÓN, S.A.	40,434,942
NOMIT INVERSIONES SICAV, S.A	540,150
NOMIT III INTERNACIONAL SICAV,S.A	1,093,480
NOMIT IV GLOBAL SICAV, S.A.	1,180,540
EURE K INVERSIONES SICAV, S.A.	141,319
JURATE INVERSIONES, S.L.	130,500
SAPRI (SOCIEDAD DE INVERSIÓN DE CAPITAL VARIABLE)	14,600
INDEX RATIO, S.L.	13,400
JARANCO, S.L.	1,312
VALSEL INVERSIONES SICAV S.A.	18,000
EDICIONES MONTE ANETO, S.L.	225

CORPORACIÓN BORSON, S.L.	5,950
MAIVAREN SICAV, S.A.	3,000
MAIVAREN INVERSIONES SICAV, S.A.	10,000
Total:	**141,036,637**

Total % of Share Capital controlled by the Board of Directors	64.992

Complete the following table concerning Members of the Board of Directors holding stock options in the Company:

Director's Name	Number of Direct Stock Options	Number of Indirect Stock Options	Number of Equivalent Shares	Total % of Share Capital
JUAN LUIS CEBRIÁN ECHARRI	60,000	0	60,000	0.027
IGNACIO POLANCO MORENO	25,000	0	25,000	0.011
ISABEL POLANCO MORENO	25,000	0	25,000	0.011
MANUEL POLANCO MORENO	25,000	0	25,000	0.011
FRANCISCO JAVIER DIEZ DE POLANCO	25,000	0	25,000	0.011
EMILIANO MARTINEZ RODRIGUEZ	25,000	0	25,000	0.011

A.4. Indicate, if applicable, any family, commercial, contractual or corporate relationships existing between the owners of significant shareholdings that are known to the Company, unless they are irrelevant or derive from ordinary commercial transactions:

Names of the Related Persons or Entities	Type of Relationship	Brief Description
PROMOTORA DE PUBLICACIONES, S.L.	Corporate	JESÚS DE POLANCO GUTIERREZ CONTROLS PROMOTORA DE PUBLICACIONES, S.L. AND IS THE CHAIRMAN OF ITS BOARD OF DIRECTORS.
TIMÓN, S.A.	Corporate	JESÚS DE POLANCO GUTIERREZ CONTROLS TIMÓN, S.A. AND IS CHAIRMAN OF ITS BOARD OF DIRECTORS.
TIMÓN, S.A.	Corporate	TIMÓN, S.A. HOLDS 343,412 SHARES IN PROMOTORA DE PUBLICACIONES, S.L. (REPRESENTING 48.5889% OF ITS SHARE CAPITAL)

A.5. Indicate, if applicable, any commercial, contractual or corporate relationships existing between significant shareholders and the Company, unless they are of little relevance or derive from ordinary commercial transactions:

Names of the Related Persons or Entities	Type of Relationship	Brief Description
JESÚS DE POLANCO GUTIERREZ	Corporate	MR. JESÚS DE POLANCO GUTIÉRREZ IS CHAIRMAN OF THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A.

A.6. Indicate the shareholders' agreements subscribed by shareholders that are known to the Company:

Parties to the Shareholders' Agreement	% of share capital	Brief Description of the Agreement
TIMÓN, S.A.	85.709	See the note in Section G
RUCANDIO, S.A.	85.709	See the note in Section G
LIBERTAS 7, S.A.	85.709	See the note in Section G
INVERSIONES MENDOZA SOLANO, S.L.	85.709	See the note in Section G
MR. MANUEL VARELA UÑA	85.709	See the note in Section G
MS. CARMEN DEL MORAL RUIZ	85.709	See the note in Section G
MR. MANUEL VARELA ENTRECANALES	85.709	See the note in Section G
MS. ANA VARELA ENTRECANALES	85.709	See the note in Section G
MR. ANDRÉS VARELA ENTRECANALES	85.709	See the note in Section G
MS. ISABEL VARELA ENTRECANALES	85.709	See the note in Section G
EVIEND SARL	85.709	See the note in Section G

Indicate, if applicable, any concerted actions among company shareholders that are known to the Company:

Parties to the Concerted Action	% of Share Capital Affected	Brief Description of the Concerted Action

Expressly indicate any change or breach of those agreements or concerted actions during the financial year.

On December 30, 2005 there was a subjective novation of the shareholders agreement since, on that date, all shares in Promotora de Publicaciones, S.L. owned by Mr. Diego Hidalgo Schnur, which are bound by that agreement, were transferred to the Luxembourg company Eviend SARL, although this transfer does not in any way affect the control of those shares.

A.7. Indicate whether any individual or corporate entity controls or may control the Company pursuant to Article 4 of the Securities Market Law:

Name
JESÚS DE POLANCO GUTIERREZ

Observations

A.8. Complete the following tables concerning the Company's treasury stock:

At year's end:

Number of Direct Shares	Number of Indirect Shares (*)	Total % of Share Capital
10,940,625	0	5.000

(*) Through:

Direct Shareholder's Name	Number of Direct Shares
Total:	

Indicate any significant variations during the financial year with respect to the provisions of Royal Decree 377/1991:

Date	Number of Direct Shares	Number of Indirect Shares	% of Total Share Capital

Earnings from Treasury Stock Operations during the Financial Year (Euros 000)	0

A.9. Indicate the conditions and terms of any powers conferred upon the Board of Directors at the Shareholders' Meeting to purchase or transfer the treasury stock described in A.8 above.

The Annual Shareholders' Meeting held on April 19, 2001 passed the following resolution:

"To authorize the Board of Directors to make a derivative acquisition of the Company's treasury stock, either directly or through any of its subsidiaries, by means of purchase or through any other intervivos act for valuable consideration, during a maximum term of eighteen months from the date on which the Shareholders' Meeting is held, as well as to subsequently convey or redeem those shares, pursuant to Article 75 and other related provisions of the Corporations Law.

To revoke the powers conferred at the Shareholders' Meeting on May 18, 2000.

To approve the limitations and requisites applicable to these acquisitions in the following terms:

- The face value of the acquired shares when added to those that the Company and its subsidiaries already possess, shall at no time exceed the maximum permitted by law.
- The shares acquired shall be free of all charges and encumbrances, fully paid up and not subject to any obligation of any nature.
- A restricted reserve shall be provided for under the liabilities column of the Company's balance sheet that is equivalent to the sum of the treasury stock entered under assets. This reserve shall be maintained as long as the shares are not transferred or redeemed.

- The acquisition price shall not be lower than the nominal value and no more than 20% higher than the listed price. Treasury stock purchase transactions must conform to stock market rules and practices.
- Maximum daily trading volume may not exceed 25% of the average total volume of Company shares traded in the last ten trading sessions.

It is expressly authorized to give a part or all of the shares acquired by the Company or its subsidiaries to the participants in the Stock Option Plan passed at the Company's Annual Shareholders' Meeting on May 18, 2000, as a consequence of exercising the option rights that they hold, pursuant to the provisions of the final paragraph of Article 75, Section 1 of the Corporations Law".

This authorization has been extended in subsequent financial years, basically in similar terms, and specifically in 2004 and 2005.

Likewise, at the Shareholders Meeting held on April 15, 2004 express authorization was granted for the shares acquired by the Company to be used, in addition to the aforementioned Stock Option Plan approved at the Shareholders Meeting on May 18, 2000, for the participants in the Stock Option Plan approved at the Shareholders Meeting on April 15, 2004. Moreover, authorization was granted for company shares to be used, in consonance with the company's incentives policy, for a Stock Option Plan in 2005.

At the Shareholders Meeting held on March 17, 2005, express authorization was granted for the shares acquired by the Company to be used in the Stock Option Plan approved at the General Shareholders Meeting on April 15, 2004, as well as for a Stock Option Plan for 2006.

A.10. Indicate, if applicable, any legal restrictions or limitations in the Company bylaws on voting rights, or any legal restrictions on the acquisition or transfer of share capital holdings:

There are no specific restrictions. Legal provisions relating to shares represented by the book-entry system are applied.

There are no restrictions in the Company bylaws limiting voting rights or the acquisition or transfer of shares.

B COMPANY MANAGEMENT STRUCTURE

B.1 Board of Directors

B.1.1. Indicate the maximum and minimum number of directors provided for in the Bylaws:

Maximum Number of Directors	21
Minimum Number of Directors	3

B.1.2. Complete the following table providing information concerning Board Members:

Director's Name	Representative	Position on the Board	Date of First Appointment	Date of Last Appointment	How Elected
JESÚS DE POLANCO GUTIERREZ		CHAIRMAN	19 Jun 73	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
JUAN LUIS CEBRIÁN ECHARRI		CHIEF EXECUTIVE OFFICER	15 Jun 83	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
IGNACIO POLANCO MORENO		DIRECTOR	18 Mar 93	10 Apr 03	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
ISABEL POLANCO MORENO		DIRECTOR	19 Jun 97	18 Apr 02	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
MANUEL POLANCO MORENO		DIRECTOR	19 Apr 01	19 Apr 01	APPOINTMENT BY THE BOARD RATIFIED AT THE ANNUAL SHAREHOLDERS' MEETING
FRANCISCO JAVIER DIEZ DE POLANCO		DIRECTOR	18 May 00	17 March 05	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
DIEGO HIDALGO SCHNUR		DIRECTOR	17 Jun 82	10 Apr 03	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
GREGORIO MARAÑÓN BERTRÁN DE LIS		DIRECTOR	15 Jun 83	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
EMILIANO MARTINEZ RODRIGUEZ		DIRECTOR	15 Jun 89	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
BORJA JESÚS PÉREZ ARAUNA		DIRECTOR	18 May 00	17 March 05	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
FRANCISCO PÉREZ GONZÁLEZ		DIRECTOR	25 Mar 77	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
MATÍAS CORTÉS DOMÍNGUEZ		DIRECTOR	25 Mar 77	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
JESÚS DE LA SERNA GUTIÉRREZ REPIDE		DIRECTOR	19 Jun 84	17 March 05	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING

RAMÓN MENDOZA SOLANO		DIRECTOR	19 Apr 01	19 Apr 01	APPOINTMENT BY THE BOARD RATIFIED AT THE ANNUAL SHAREHOLDERS' MEETING
ALVARO NOGUERA GIMENEZ		DIRECTOR	19 Jun 73	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
JUAN SALVAT DALMAU		DIRECTOR	25 May 79	19 Apr 01	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
JOSÉ BUENAVENTURA TERCEIRO LOMBA		DIRECTOR	15 Nov 90	19 Apr 01	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
ADOLFO VALERO CASCANTE		DIRECTOR	20 Oct 88	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
MANUEL VARELA UÑA		DIRECTOR	25 Mar 77	15 Apr 04	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING

Total Number of Board Members	19

Indicate any Members retiring from the Board of Directors during the financial year

Board Member	Retirement Date
RICARDO DIEZ HOCHLEITNER	31 January 2005

B.1.3 Complete the following tables concerning the Members of the Board and their functions:

EXECUTIVE DIRECTORS

Director's Name	Committee Proposing His/Her Appointment	Post or Functions
MR. JESÚS POLANCO GUTIÉRREZ	REMUNERATION AND APPOINTMENTS COMMITTEE	CHAIRMAN
MR. JUAN LUIS CEBRIÁN ECHARRI	REMUNERATION AND APPOINTMENTS COMMITTEE	CEO
MR. FRANCISCO JAVIER DIEZ DE POLANCO	REMUNERATION AND APPOINTMENTS COMMITTEE	DIRECTOR
MR. EMILIANO MARTÍNEZ RODRÍGUEZ	REMUNERATION AND APPOINTMENTS COMMITTEE	DIRECTOR
MR. IGNACIO POLANCO MORENO	REMUNERATION AND APPOINTMENTS COMMITTEE	DIRECTOR
DÑA. ISABEL POLANCO MORENO	REMUNERATION AND APPOINTMENTS COMMITTEE	DIRECTOR
MR. MANUEL POLANCO MORENO		DIRECTOR

EXTERNAL DIRECTORS REPRESENTING SIGNIFICANT SHAREHOLDINGS

Director's Name	Committee that Proposed His/Her Appointment	Name of Significant Shareholder Who He/She Represents or Who Proposed His/Her Appointment
MR. DIEGO HIDALGO SCHNUR	REMUNERATION AND APPOINTMENTS COMMITTEE	PROMOTORA DE PUBLICACIONES, S.L.
MR. RAMÓN MENDOZA SOLANO		PROMOTORA DE PUBLICACIONES, S.L.
MR. ÁLVARO NOGUERA GIMÉNEZ	REMUNERATION AND APPOINTMENTS COMMITTEE	PROMOTORA DE PUBLICACIONES, S.L.
MR. BORJA JESÚS PÉREZ ARAUNA	REMUNERATION AND APPOINTMENTS COMMITTEE	TIMÓN, S.A.
MR. FRANCISCO PÉREZ GONZÁLEZ	REMUNERATION AND APPOINTMENTS COMMITTEE	TIMÓN, S.A.
MR. ADOLFO VALERO CASCANTE	REMUNERATION AND APPOINTMENTS COMMITTEE	TIMÓN, S.A.
MR. MANUEL VARELA UÑA	REMUNERATION AND APPOINTMENTS COMMITTEE	PROMOTORA DE PUBLICACIONES, S.L.

INDEPENDENT EXTERNAL DIRECTORS

Director's Name	Committee that Proposed His/Her Appointment	Profession
MR. MATÍAS CORTÉS DOMÍNGUEZ	REMUNERATION AND APPOINTMENTS COMMITTEE	LAWYER
MR. JUAN SALVAT DALMAU		PUBLISHER
MR. JESÚS DE LA SERNA Y GUTIÉRREZ-RÉPIDE	REMUNERATION AND APPOINTMENTS COMMITTEE	JOURNALIST
MR. JOSÉ BUENAVENTURA TERCEIRO LOMBA		PROFESSOR OF APPLIED ECONOMICS
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	REMUNERATION AND APPOINTMENTS COMMITTEE	LAWYER

OTHER EXTERNAL DIRECTORS

Director's Name	Committee that Proposed His/Her Appointment

Explain why they cannot be considered as representing either significant or minority shareholdings:

If applicable, indicate any changes that have occurred during the year in each director's status:

Director's Name	Date of Change	Previous Status	Present Status

B.1.4. Indicate whether the classification of directors above corresponds to the distribution established in the Board Regulations.

Yes. The classification of directors corresponds to the provisions of Article 8 of the Regulation of the Board of Directors.

B.1.5. If applicable, indicate the powers delegated to members of the Board of Directors:

Board Member's Name	Brief Description
JESÚS DE POLANCO GUTIERREZ	HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW
JUAN LUIS CEBRIÁN ECHARRI	HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW

B.1.6. If applicable, identify board members who hold posts as directors or officers in subsidiary companies within the listed company's group:

Director's Name	Name of Subsidiary Company	Position
JESÚS DE POLANCO GUTIÉRREZ	DIARIO EL PAIS, S.L.	CHAIRMAN
JESÚS DE POLANCO GUTIÉRREZ	PALTRIEVA, SA.	CHAIRMAN
JESÚS DE POLANCO GUTIÉRREZ	SOCIEDAD DE SERVICIOS RADIOFONICOS UNIÓN RADIO, S.L.	CHAIRMAN
JESÚS DE POLANCO GUTIÉRREZ	UNIÓN RADIO DIGITAL, S.A.	CHAIRMAN
JESÚS DE POLANCO GUTIÉRREZ	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	CHAIRMAN
JUAN LUIS CEBRIÁN ECHARRI	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, SA.	VICE PRESIDENT
JUAN LUIS CEBRIÁN ECHARRI	DIARIO EL PAIS, S.L.	CHIEF EXECUTIVE OFFICER
JUAN LUIS CEBRIÁN ECHARRI	UNIÓN RADIO DIGITAL, SA.	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	PALTRIEVA, S.A.	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, S.L.	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	PRISA DIVISIÓN INTERNACIONAL,S.L.	REPRESENTATIVE OF THE DIRECTOR PROMOTORA DE INFORMACIONES,S.A.
IGNACIO POLANCO MORENO	GRUPO LATINO DE RADIO, S.L.	CHAIRMAN
IGNACIO POLANCO MORENO	PRISAPRINT, S.L.	DIRECTOR
IGNACIO POLANCO MORENO	PALTRIEVA, S.A.	DIRECTOR
IGNACIO POLANCO MORENO	DIARIO EL PAÍS, S.L.	DIRECTOR
IGNACIO POLANCO MORENO	SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, S.L.	DIRECTOR

IGNACIO POLANCO MORENO	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	DIRECTOR
IGNACIO POLANCO MORENO	GRUPO SANTILLANA DE EDICIONES, S.L.	DIRECTOR
IGNACIO POLANCO MORENO	UNIÓN RADIO DIGITAL, S.A.	DIRECTOR
FRANCISCO JAVIER DIEZ DE POLANCO	SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, S.L.	DIRECTOR
FRANCISCO JAVIER DIEZ DE POLANCO	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, SA.	DIRECTOR
FRANCISCO JAVIER DIEZ DE POLANCO	UNIÓN RADIO DIGITAL, S.A.	DIRECTOR
FRANCISCO JAVIER DIEZ DE POLANCO	PALTRIEVA, S.A.	DIRECTOR
FRANCISCO JAVIER DIEZ DE POLANCO	PRISA DIVISIÓN INTERNACIONAL, S.L.	REPRESENTATIVE OF THE DIRECTOR PROMOTORA DE PUBLICACIONES, S.L.
EMILIANO MARTÍNEZ RODRÍGUEZ	SANTILLANA SOCIEDAD ANÓNIMA – PARAGUAY-	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	EDICIONES SANTILLANA, S.A. – REPÚBLICA DOMINICANA-	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	AGUILAR, ALTEA, TAURUS, ALFAGUARA, S.A. DE EDICIONES- ARGENTINA-	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	EDICIONES SANTILLANA, S.A. – ARGENTINA-	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	RICHMOND PUBLISHING, S.A. DE CV – MÉXICO-	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	SANTILLANA, S.A. – COSTA RICA-	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	EDITORIAL SANTILLANA, S.A.- GUATEMALA-	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	SANTILLANA, S.A.- ECUADOR	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	SANTILLANA, SA. — PERÚ	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	EDICIONES SANTILLANA, INC- PUERTO RICO	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	EDITORIAL SANTILLANA, S.A.- VENEZUELA	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	SANTILLANA DE EDICIONES, S.A.- BOLIVIA	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	CONSTANCIA EDITORES, S.A.- PORTUGAL	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	EDITORIAL NUEVO MÉXICO, S.A. DE CV.- MÉXICO	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	EDITORIAL SANTILLANA, S.A. DE C.V.- MÉXICO	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	LANZA, S.A. DE C.V.- MÉXICO	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	AGUILAR CHILENA DE EDICIONES, S.A.-CHILE-	CHAIRMAN

EMILIANO MARTÍNEZ RODRÍGUEZ	SANTILLANA DEL PACÍDICO, S.A. DE EDICIONES-CHILE	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	EDICIONES SANTILLANA, S.A.-URUGUAY	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	GRUPO SANTILLANA DE EDICIONES, S.L.	CHAIRMAN
EMILIANO MARTÍNEZ RODRÍGUEZ	INSTITUTO UNIVERSITARIO DE POSGRADO, S.A.	VICE PRESIDENT
EMILIANO MARTÍNEZ RODRÍGUEZ	PUNTO DE LECTURA, S.L.	DIRECTOR
EMILIANO MARTÍNEZ RODRÍGUEZ	EDITORA MODERNA LTDA..-BRASIL	DIRECTOR
EMILIANO MARTÍNEZ RODRÍGUEZ	EDITORIAL SANTILLANA, S.A. DE CV- EL SALVADOR-	DIRECTOR
EMILIANO MARTÍNEZ RODRÍGUEZ	DIARIO EL PAÍS, S.L.	DIRECTOR
EMILIANO MARTÍNEZ RODRÍGUEZ	SANTILLANA EDICIONES GENERALES, S.A. DE CV- MÉXICO-	DIRECTOR
ISABEL POLANCO MORENO	EDITORA MODERNA LTDA-BRASIL	CHAIRMAN
ISABEL POLANCO MORENO	EDITORA OBJETIVA LTDA-BRASIL	CHAIRMAN
ISABEL POLANCO MORENO	SANTILLANA USA PUBLISHING COMPANY INC	CHAIRMAN
ISABEL POLANCO MORENO	SANTILLANA EDICIONES GENERALES, S.A. DE CV – MÉXICO-	CHAIRMAN
ISABEL POLANCO MORENO	PUNTO DE LECTURA, S.A. DE CV-MÉXICO-	CHAIRMAN
ISABEL POLANCO MORENO	PUNTO DE LECTURA, S.L.	CHAIRMAN
ISABEL POLANCO MORENO	DISTRIBUIDORA Y EDITORA AGUILAR, ALTEA, TAURUS, ALFAGUARA, SA.- COLOMBIA	CHAIRMAN
ISABEL POLANCO MORENO	EDITORA SANTILLANA, SA.-COLOMBIA	CHAIRMAN
ISABEL POLANCO MORENO	DISTRIBUIDORA Y EDITORA RICHMOND, S.A.- COLOMBIA	CHAIRMAN
ISABEL POLANCO MORENO	EDITORIAL SANTILLANA SA DE CV-EL SALVADOR-	CHAIRMAN
ISABEL POLANCO MORENO	AGUILAR CHILENA DE EDICIONES, S.A.-CHILE-	VICE PRESIDENT
ISABEL POLANCO MORENO	SANTILLANA DEL PACÍFICO, S.A. DE EDICIONES- CHILE-	VICE PRESIDENT
ISABEL POLANCO MORENO	SANTILLANA, SA.- PARAGUAY	VICE PRESIDENT
ISABEL POLANCO MORENO	SANTILLANA EDICIONES, S.A.-BOLIVIA-	VICE PRESIDENT
ISABEL POLANCO MORENO	EDICIONES SANTILLANA, S.A. – REPÚBLICA DOMINICANA-	VICE PRESIDENT
ISABEL POLANCO MORENO	EDICIONES SANTILLANA, S.A.-GUATEMALA-	VICE PRESIDENT

ISABEL POLANCO MORENO	AGUILAR, ALTEA, TAURUS, ALFAGUARA, S.A. DE EDICIONES, S.A. –ARGENTINA-	VICE PRESIDENT
ISABEL POLANCO MORENO	EDICIONES SANTILLANA, S.A. URUGUAY	VICE PRESIDENT
ISABEL POLANCO MORENO	EDICIONES SANTILLANA, SA.- ARGENTINA	VICE PRESIDENT
ISABEL POLANCO MORENO	SANTILLANA, SA.- PERÚ	VICE PRESIDENT
ISABEL POLANCO MORENO	EDICIONES SANTILLANA, INC PUERTO RICO	VICE PRESIDENT
ISABEL POLANCO MORENO	GRUPO SANTILLANA DE EDICIONES, S.L.	CHIEF EXECUTIVE OFFICER
ISABEL POLANCO MORENO	INSTITUTO UNIVERSITARIO DE POSGRADO, SA.	CHIEF EXECUTIVE OFFICER
ISABEL POLANCO MORENO	DIARIO EL PAÍS, S.L.	DIRECTOR
ISABEL POLANCO MORENO	LANZA, S.A. DE C.V.- MÉXICO	DIRECTOR
ISABEL POLANCO MORENO	EDITORIAL NUEVO MÉXICO, SA. DE C.V.- MÉXICO	DIRECTOR
ISABEL POLANCO MORENO	EDITORIAL SANTILLANA, S.A. DE C.V.- MÉXICO	DIRECTOR
ISABEL POLANCO MORENO	RICHMOND PUBLISHING, S.A. DE CV- MÉXICO-	DIRECTOR
ISABEL POLANCO MORENO	EDITORIAL SANTILLANA, SA.- VENEZUELA	DIRECTOR
ISABEL POLANCO MORENO	PUNTO DE LECTURA, S.A.- ARGENTINA-	DIRECTOR
ISABEL POLANCO MORENO	SANTILLANA, S.A. – COSTA RICA-	DIRECTOR
ISABEL POLANCO MORENO	SANTILLANA, S.A. – ECUADOR-	DIRECTOR
ISABEL POLANCO MORENO	CONSTANCIA EDITORA, S.A. – PORTUGAL-	DIRECTOR
ISABEL POLANCO MORENO	CANAL DE EDITORIALES, S.A.	JOINT ADMINISTRATOR
ISABEL POLANCO MORENO	OFICINA DEL AUTOR, S.L	JOINT ADMINISTRATOR
ISABEL POLANCO MORENO	SANTILLANA EDICIONES GENERALES, S.L.	JOINT ADMINISTRATOR
ISABEL POLANCO MORENO	SANTILLANA EDUCACIÓN, S.L.	JOINT ADMINISTRATOR
ISABEL POLANCO MORENO	SANTILLANA EN RED, S.L.	JOINT ADMINISTRATOR
ISABEL POLANCO MORENO	SANTILLANA FORMACIÓN, S.L.	JOINT ADMINISTRATOR
ISABEL POLANCO MORENO	ITACA, S.L.	JOINT ADMINISTRATOR
ISABEL POLANCO MORENO	N. EDITORIAL, S.L	SOLE ADMINISTRATOR
ISABEL POLANCO MORENO	PRISACOM, S.A.	REPRESENTATIVE OF THE DIRECTOR GRUPO SANTILLANA DE EDICIONES, S.L.
MANUEL POLANCO MORENO	DIARIO JAÉN, S.A.	CHAIRMAN
MANUEL POLANCO MORENO	PROMOTORA DE EMISORAS DE TELEVISIÓN, S.A.	DIRECTOR

MANUEL POLANCO MORENO	PRISAPRINT, S.L.	DIRECTOR
MANUEL POLANCO MORENO	DIARIO AS, S.L.	DIRECTOR
MANUEL POLANCO MORENO	GESTIÓN DE MEDIOS DE PRENSA, S.A.	DIRECTOR
MANUEL POLANCO MORENO	DIARIO EL PAÍS MÉXICO, S.A. DE C.V.	SOLE ADMINISTRATOR
JUAN SALVAT DALMAU	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, SA.	DIRECTOR
JUAN SALVAT DALMAU	DIARIO EL PAIS, S.L.	DIRECTOR
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	DIRECTOR
DIEGO HIDALGO SCHNUR	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, SA.	DIRECTOR
DIEGO HIDALGO SCHNUR	DIARIO EL PAÍS, S.L.	DIRECTOR
RAMÓN MENDOZA SOLANO	DIARIO EL PAÍS, S.L.	DIRECTOR
ÁLVARO NOGUERA GIMÉNEZ	DIARIO EL PAÍS, S.L.	DIRECTOR
ÁLVARO NOGUERA GIMÉNEZ	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, SA.	DIRECTOR
FRANCISCO PÉREZ GONZÁLEZ	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	DIRECTOR
FRANCISCO PÉREZ GONZÁLEZ	DIARIO EL PAIS, S.L.	DIRECTOR
ADOLFO VALERO CASCANTE	PRISAPRINT, S.L.	CHAIRMAN
ADOLFO VALERO CASCANTE	DIARIO EL PAIS, S.L.	DIRECTOR
ADOLFO VALERO CASCANTE	SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, S.L.	DIRECTOR
ADOLFO VALERO CASCANTE	UNIÓN RADIO DIGITAL, SA.	DIRECTOR
ADOLFO VALERO CASCANTE	GRUPO SANTILLANA DE EDICIONES, S.L.	DIRECTOR
ADOLFO VALERO CASCANTE	SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN, S.A.	DIRECTOR
ADOLFO VALERO CASCANTE	EDICIONES BIDASOA, S.A.	DIRECTOR
MANUEL VARELA UÑA	DIARIO EL PAÍS, S.L.	DIRECTOR

B.1.7. If applicable, indicate the directors of your company who are members of the boards of directors of other companies listed on official Spanish securities markets, other than companies in your own group, which have been reported to the company:

Director's Name	Listed Company	Position
JUAN LUIS CEBRIÁN ECHARRI	SAPRI INVERSIONES 2000 SICAV, S.A	CHAIRMAN
JUAN LUIS CEBRIÁN ECHARRI	SOGECABLE, S.A.	VICE CHAIRMAN
IGNACIO POLANCO MORENO	RUCANDIO INVERSIONES SICAV, S.A.	CHAIRMAN
IGNACIO POLANCO MORENO	NOMIT III INTERNACIONAL SICAV,S.A	CHAIRMAN
IGNACIO POLANCO MORENO	NOMIT IV GLOBAL SICAV, S.A.	CHAIRMAN

IGNACIO POLANCO MORENO	NOMIT INVERSIONES SICAV, S.A	CHAIRMAN
IGNACIO POLANCO MORENO	EURE K INVERSIONES SICAV, S.A.	CHAIRMAN
IGNACIO POLANCO MORENO	ABENGOA, S.A.	DIRECTOR
ADOLFO VALERO CASCANTE	INVERSIONES BANIAR SICAV, S.A.	CHAIRMAN
ADOLFO VALERO CASCANTE	RUCANDIO INVERSIONES SICAV, S.A.	DIRECTOR
ADOLFO VALERO CASCANTE	NOMIT III INTERNACIONAL SICAV,S.A	DIRECTOR
ADOLFO VALERO CASCANTE	NOMIT IV GLOBAL SICAV, S.A.	DIRECTOR
ADOLFO VALERO CASCANTE	NOMIT INVERSIONES SICAV, S.A	DIRECTOR
ADOLFO VALERO CASCANTE	EURE K INVERSIONES SICAV, S.A.	DIRECTOR
EMILIANO MARTINEZ RODRIGUEZ	MARALBA INVERSIONES SICAV, S.A	CHAIRMAN
ISABEL POLANCO MORENO	BANCO ESPAÑOL DE CRÉDITO	DIRECTOR
JOSÉ BUENAVENTURA TERCEIRO LOMBA	IBERIA LINEAS AEREAS DE ESPAÑA, S.A.	DIRECTOR
JOSÉ BUENAVENTURA TERCEIRO LOMBA	UNIÓN FENOSA, S.A.	DIRECTOR
JOSÉ BUENAVENTURA TERCEIRO LOMBA	ABENGOA, S.A.	DIRECTOR
JOSÉ BUENAVENTURA TERCEIRO LOMBA	EFFICIENT ASSET ALLOCATION INVESTMENTS, SICAV, S.A	DIRECTOR
FRANCISCO JAVIER DÍEZ DE POLANCO	SOGECABLE, S.A.	CHIEF EXECUTIVE OFFICER
DIEGO HIDALGO SCHNUR	SOGECABLE, S.A.	DIRECTOR
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	LOGISTA, S.A.	DIRECTOR
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	SOGECABLE, S.A.	DIRECTOR
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	ALTADIS, S.A.	DIRECTOR
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	VISCOFAN, S.A.	DIRECTOR
ALVARO NOGUERA GIMÉNEZ	BANCO DE VALENCIA, S.A.	VICE CHAIRMAN
ALVARO NOGUERA GIMÉNEZ	LIBERTAS 7, S.A.	CHAIRMAN
ALVARO NOGUERA GIMÉNEZ	VALENCIANA DE NEGOCIOS, S.A.	CHAIRMAN
ALVARO NOGUERA GIMÉNEZ	FORUM INMOBILIARIO CISNEROS, S.A.	CHAIRMAN
MATÍAS CORTÉS DOMINGUEZ	SACYR VALLEHERMOSO	DIRECTOR
BORJA PÉREZ ARAUNA	VALSEL INVERSIONES SICAV, S.A.	DIRECTOR
BORJA PÉREZ ARAUNA	CARAUNA INVERSIONES SICAV, S.A.	CHAIRMAN
MANUEL VARELA UÑA	MAIVAREN, SICAV, S.A.	CHAIRMAN
MANUEL VARELA UÑA	MAIVAREN INVERSIONES SICAV SA	CHAIRMAN
FRANCISCO PÉREZ GONZÁLEZ	SOGECABLE, S.A.	DIRECTOR
FRANCISCO PÉREZ GONZÁLEZ	VALSEL INVERSIONES SICAV, S.A.	CHAIRMAN

B.1.8. Complete the following tables concerning the aggregate remuneration of directors paid during the financial year:

a) In the Company that is the subject of this report:

Payments	Euros 000
Fixed Salaries	1,960
Variable Salaries	1,420
Allowances	894
Remuneration Stipulated in the Bylaws	1,382
Stock Options and/or Options in Other Financial	0

Instruments	
Others	52
Total:	**5,708**

Other Benefits	Euros 000
Advances	0
Loans	0
Pension Funds and Plans: Contributions	0
Pension Funds and Plans: Obligations Assumed	0
Life Insurance Premiums	16
Guarantees assumed by the Company in the benefit of Directors	0

b) To Company Board Members for serving on the boards of directors and/or exercising management functions in the Group's subsidiary companies:

Payments	Euros 000
Fixed Salaries	1,052
Variable Salaries	622
Allowances	204
Remuneration Stipulated in the Bylaws	0
Stock Options and/or Options in Other Financial Instruments	0
Others	26
Total:	**1,904**

Other Benefits	Euros 000
Advances	0
Loans	0
Pension Funds and Plans: Contributions	0
Pension Funds and Plans: Obligations Assumed	0
Life Insurance Premiums	16
Guarantees assumed by the Company to benefit the Directors	0

c) Total Remuneration for Each Category of Director:

Category	By Company	By Group
Executive Directors	4,386	1,823
External Directors Representing Significant Shareholdings	727	63
Independent External Directors	595	18
Other External Directors	0	0
Total	**5,708**	**1,904**

d) In relation to Profits Attributed to the Parent Company:

Total Directors' Salaries (in Euros 000)	7,612
Total Directors' Salaries/Profits Attributed to the Parent Company (in %)	4.975

B.1.9. Identify members of senior management who are not executive directors and indicate the total salaries paid in their favor during the financial year:

Name	Position
IGNACIO SANTILLANA DEL BARRIO	GENERAL OPERATIONS DIRECTOR
AUGUSTO DELKADER TEIG	GENERAL DIRECTOR OF UNIDAD DE NEGOCIOS MEDIOS ESPAÑA
JAIME DE POLANCO SOUTULLO	CHIEF EXECUTIVE OFFICER OF PRISA INTERNACIONAL
MIGUEL SATRÚSTEGUI GIL- DELGADO	GENERAL SECRETARY AND SECRETARY OF THE BOARD OF DIRECTORS
JOSÉ CARLOS HERREROS	SALES MANAGER
JOSE LUIS SAINZ DIAZ	CHIEF EXECUTIVE OFFICER OF PRETESA
PEDRO GARCÍA GUILLÉN	GENERAL DIRECTOR OF EL PAÍS
MATILDE CASADO MORENO	DIRECTOR OF FINANCE AND ADMINISTRATION

Total Senior Management Salaries (in Euros 000)	**4,170**

B.1.10. Indicate in general terms if there are any guarantee or "golden parachute" clauses benefiting senior managers (including executive directors) of the Company and its Group in the event of dismissal or changes in control. Indicate whether such contracts must be reported and/or approved by the governing bodies of the Company or Group:

Number of Beneficiaries	5

	Board of Directors	Shareholders' Meeting
Body authorizing these clauses	X	

	YES	NO
Are the participants at the Shareholders' Meeting informed of these clauses?		X

B.1.11. Indicate the process for determining the remuneration of members of the Board of Directors and the relevant clauses in the Bylaws in that regard.

In accordance with the provisions of Article 19 of the Company Bylaws, compensation for board members, which is compatible with the payment of allowances when they attend board meetings, shall be a maximum of 10% of after-tax profits, as proposed by the Board at the Annual Shareholders' Meeting, provided that the provisions of Article 130 of the Corporations Law have been observed. The Board shall determine the compensation for each director, based on his functions. Board Members may likewise be compensated with stock in the Company, stock options, or by means of any other compensation system linked to share prices, in the terms set forth in Article 130 of the Corporations Law.

According to the provisions of Article 28 of the Company Bylaws, the Chairman's remuneration and, if applicable, the remuneration of the Vice Presidents and Chief Executive Officer shall be determined by the Board of Directors, without prejudice to any amounts that may be due them pursuant to Article 19 of the Company Bylaws.

Likewise and as set forth in Article 25 of the Company Bylaws, the remuneration for directors provided for in the bylaws is compatible with and independent of any salaries,

payments, indemnification, pensions or compensation of any nature established either generally or individually for members of the Board of Directors who hold a paid post or position of responsibility (whether under a contract of employment or otherwise) in the Company or the companies within its Group, i.e., those defined as such within the scope of Article 42 of the Commercial Code.

B.1.12. If applicable, identify the members of the Board of Directors who are likewise members of the boards of directors or management of companies that have significant shareholdings in the listed company and/or in companies within its group:

Director's Name	Significant Shareholder's Corporate Name	Position
JESÚS DE POLANCO GUTIÉRREZ	TIMÓN, S.A.	CHAIRMAN
JESÚS DE POLANCO GUTIÉRREZ	PROMOTORA DE PUBLICACIONES, S.L.	CHAIRMAN
JUAN LUIS CEBRIÁN ECHARRI	TIMÓN, S.A.	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	PROMOTORA DE PUBLICACIONES, S.L.	CHIEF EXECUTIVE OFFICER
IGNACIO POLANCO MORENO	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
IGNACIO POLANCO MORENO	TIMÓN, S.A.	VICE PRESIDENT
ISABEL DE POLANCO MORENO	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
ISABEL DE POLANCO MORENO	TIMÓN, S.A.	DIRECTOR
MANUEL POLANCO MORENO	TIMÓN, S.A.	DIRECTOR
FRANCISCO JAVIER DIEZ DE POLANCO	TIMÓN, S.A.	DIRECTOR
EMILIANO MARTINEZ RODRIGUEZ	TIMÓN, S.A.	DIRECTOR
EMILIANO MARTINEZ RODRIGUEZ	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
DIEGO HIDALGO SCHNUR	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
RAMÓN MENDOZA SOLANO	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
ALVARO NOGUERA GIMENEZ	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
FRANCISCO PÉREZ GONZÁLEZ	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
FRANCISCO PÉREZ GONZÁLEZ	TIMÓN, S.A.	VICE PRESIDENT
BORJA PÉREZ ARAUNA	TIMÓN, S.A.	DIRECTOR
ADOLFO VALERO CASCANTE	TIMÓN, S.A.	DIRECTOR
ADOLFO VALERO CASCANTE	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
MANUEL VARELA UÑA	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR

If applicable, indicate the relevant relationships (other than those listed in the previous table) existing between members of the Board of Directors and significant shareholders and/or companies in the group:

Director's Name	Significant Shareholder's Name	Description of the Relationship
JESÚS DE POLANCO GUTIERREZ	TIMÓN, S.A.	THE DIRECTOR INDIRECTLY CONTROLS THE SHARE CAPITAL OF TIMÓN, S.A.
JESÚS DE POLANCO GUTIERREZ	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR INDIRECTLY CONTROLS THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
JUAN LUIS CEBRIÁN ECHARRI	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
IGNACIO POLANCO MORENO	JESÚS DE POLANCO GUTIERREZ	DIRECT FIRST-DEGREE FAMILY RELATIONSHIP
ISABEL POLANCO MORENO	JESÚS DE POLANCO GUTIERREZ	DIRECT FIRST-DEGREE FAMILY RELATIONSHIP.
MANUEL POLANCO MORENO	JESÚS DE POLANCO GUTIERREZ	DIRECT FIRST-DEGREE FAMILY RELATIONSHIP.
FRANCISCO JAVIER DIEZ POLANCO	JESÚS DE POLANCO GUTIERREZ	COLLATERAL THIRD-DEGREE FAMILY RELATIONSHIP
EMILIANO MARTÍNEZ RODRIGUEZ	TIMÓN, S.A.	THE DIRECTOR HAS INDIRECT HOLDINGS IN THE SHARE CAPITAL OF TIMÓN, S.A.
EMILIANO MARTÍNEZ RODRIGUEZ	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT AND INDIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
DIEGO HIDALGO SCHNUR	JESÚS DE POLANCO GUTIERREZ	THE DIRECTOR CONTROLS EVIEND SARL, A COMPANY BOUND BY THE SHAREHOLDERS AGREEMENT IN PROMOTORA DE PUBLICACIONES, S.L. DESCRIBED IN SECTION A.6.
DIEGO HIDALGO SCHNUR	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS INDIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
RAMÓN MENDOZA SOLANO	JESÚS DE POLANCO GUTIERREZ	THE DIRECTOR IS THE PRESIDENT OF INVERSIONES MENDOZA SOLANO, S.L., A COMPANY BOUND BY THE SHAREHOLDER'S AGREEMENT IN PROMOTORA DE PUBLICACIONES, S.L. DESCRIBED IN PARAGRAPH A.6.
MANUEL VARELA UÑA	JESÚS DE POLANCO GUTIERREZ	BOUND BY THE SHAREHOLDERS' AGREEMENT IN PROMOTORA DE PUBLICACIONES, S.L. DESCRIBED IN PARAGRAPH A.6.
MANUEL VARELA UÑA	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
FRANCISCO PÉREZ GONZÁLEZ	TIMÓN, S.A.	THE DIRECTOR HAS INDIRECT HOLDINGS IN THE SHARE CAPITAL OF TIMÓN, S.A.
FRANCISCO PÉREZ GONZÁLEZ	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT AND INDIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
BORJA JESÚS PÉREZ ARAUNA	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
BORJA JESÚS PÉREZ ARAUNA	TIMÓN, S.A.	THE DIRECTOR HAS AN EMPLOYMENT RELATIONSHIP WITH TIMÓN, S.A.
ADOLFO VALERO CASCANTE	TIMÓN, S.A.	THE DIRECTOR HAS INDIRECT HOLDINGS IN THE SHARE CAPITAL OF TIMÓN, S.A.
ADOLFO VALERO	TIMÓN, S.A.	THE DIRECTOR HAS AN EMPLOYMENT

CASCANTE		RELATIONSHIP WITH TIMÓN, S.A.
ADOLFO VALERO CASCANTE	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
MATÍAS CORTÉS DOMINGUEZ	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
ALVARO NOGUERA GIMÉNEZ	JESÚS DE POLANCO GUTIERREZ	THE DIRECTOR IS THE PRESIDENT OF LIBERTAS 7, S.A., A COMPANY BOUND BY THE SHAREHOLDERS' AGREEMENT IN PROMOTORA DE PUBLICACIONES, S.L. DESCRIBED IN PARAGRAPH A.6.
JUAN SALVAT DALMAU	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS INDIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
JESÚS DE LA SERNA	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
JOSÉ BUENAVENTURA TERCEIRO LOMBA	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS INDIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.

B.1.13. If applicable, indicate any amendments made to the Board Regulations during the year.

B.1.14. Indicate the procedures for the appointment, reelection, evaluation and removal of directors. Describe the bodies empowered to do so, the steps to be taken and the criteria to be applied in each of those procedures.

According to Article 17 of the Company Bylaws, the Board of Directors shall consist of a minimum of three and a maximum of twenty-one Directors, and the participants at the Shareholders' Meetings are empowered to appoint and determine the number of Directors. The Directors will appoint a Chairman from among them, and may also appoint one or several Vice Chairmen. They may likewise appoint from among their members an executive committee or one or more chief executive officers. The Board will also appoint a secretary, who may or not be a board member, and may also appoint a vice secretary, who likewise may or may not be a board member.

Chapter VI of the Board Regulations provides for the following procedures for appointing, reelection, evaluating and removing Directors:

- Appointment of Directors: Directors shall be appointed by the participants at the Shareholders' Meeting or, provisionally, by the Board of Directors in accordance with the provisions of the Corporations Law and the Company Bylaws.

Proposed appointments submitted by the Board of Directors at the Shareholders' Meeting and board appointments made by virtue of its legally-attributed powers to do so should comply with the provisions of the Board Regulations and be accompanied by the corresponding report from the Remuneration and Appointments Committee, which is nevertheless not binding.

Within the scope of their respective powers, the Board of Directors and the Remuneration and Appointments Committee shall endeavor to ensure that the candidates elected are persons of recognized capacity and experience.

- Reelection and Evaluation of Directors: Proposals for the reelection of Directors that the Board of Directors decides to submit at the Shareholders' Meeting shall be subject to a formal procedure which shall include a report issued by the Remuneration and Appointments Committee, which shall evaluate the diligence and commitment of the Directors to their duties during their previous term.

- Term of Office: The Directors will serve for a term of five (5) years, and may be reelected. Directors designated by the Board may exercise their duties until the date of the next Shareholders' Meeting.

- Termination of Directors: Directors will cease in their functions when the term for which they have been appointed expires or when the participants at the Shareholders' Meeting so decide, by virtue of the powers conferred upon them in that regard by law or in the Company Bylaws.

Directors must tender their resignation to the Board of Directors and formally resign if the Board deems it warranted, in the circumstances provided for in Article 21.2 of the Board Regulations, which are described in paragraph B.1.15 below.

- Objectivity and Secrecy of the Voting Process: In compliance with the Board Regulations with respect to possible conflicts of interest, the Directors proposed for reelection or removal shall absent themselves from any deliberations or voting that directly affect them.

B.1.15. Indicate under what circumstances Directors are obliged to resign.

As set forth in Article 21.2 of the Board Regulations, Directors must tender their resignation to the Board of Directors and formally resign if the Board deems their resignation warranted in the following circumstances:

a) When they incur in circumstances legally defined as incompatible or prohibited.

b) When in relation to an accusation of criminal offense they have been formally indicted in ordinary felony proceedings or have been adjudged guilty in summary criminal proceedings.

c) When they have been seriously reprimanded by the Audit and Compliance Committee for having breached their obligations as Directors.

d) When the reasons for their appointments have ceased to exist and, specifically, when an independent director or a director representing a significant shareholding no longer represents those interests.

e) When for the period of a year they fail to attend more than three board meetings without justification.

B.1.16. Indicate whether the functions of Chief Executive Officer of the Company are also performed by the Chairman of the Board of Directors. If so, explain the measures adopted to limit the risks of conferring those powers upon a single person:

[X] **YES** **NO** [ ]

Risk-Limiting Measures
The Chairman of the Board of Directors is ultimately responsible for managing the Company. His main assistant is the Chief Executive Officer who manages the Company's daily affairs, always in accordance with the decisions and criteria adopted at the Shareholders' Meeting and by the Board of Directors and the Chairman. There is likewise and Audit and Compliance Committee and a Remuneration and Appointments Committee, and neither the Chairman nor any of the Executive Directors are members of those committees.

B.1.17. Are reinforced majorities required for taking certain types of decisions, other than those required by law?

[ ] **YES** [X] **NO**

Describe how board decisions are taken, indicating at least the minimum attendance quorum required and the types of majorities required to pass resolutions:

Adoption of Resolutions

Type of Resolution	Quorum	Majority Required
Any type	Attendance at the meeting, either in person or by proxy, of half plus one of the board members	An absolute majority of the votes of all directors in attendance or represented by proxy, unless a reinforced majority is required by law.

B.1.18. Indicate whether the requirements for being elected Chairman differ from those required for election to the Board:

[ ] **YES** [X] **NO**

Description of the Requirements

B.1.19. Indicate whether the Chairman may exercise a casting vote:

[X] **YES** **NO** [ ]

Matters in which the President has a Casting Vote
Pursuant to Article 23 of the Company Bylaws and Article 16.2 of the Board Regulations, the Chairman may exercise

a casting vote to break any possible ties that may arise concerning any matter.

B.1.20. Indicate whether the Bylaws of the Board Regulations set an age limit for Directors:

☐ **YES** ☒ **NO**

Age limit for the President	
Age limit for the Chief Executive Officer	
Age limit for Directors	

B.1.21. Indicate whether the Bylaws or Board Regulations limit the term of office of independent directors:

☐ **YES** **NO** ☒

Maximum Term of Office	0

B.1.22. Indicate whether there are formal procedures for delegating votes on the Board of Directors. If so, describe them briefly:

Article 23 of the Company Bylaws and Article 16 of the Board Regulations provide that directors may delegate their votes to another director. In that regard, proxies must be in writing and are valid only for the specific board meeting in question.

B.1.23. Indicate the number of meetings that were held by the Board of Directors during the financial year. Likewise indicate, if applicable, the number of meetings held in the absence of the Board's President:

Number of Board Meetings	12
Number of Meetings That the President Did Not Attend	0

Indicate the number of meetings held by the Board's committees:

Number of meetings of the Executive or Delegated Committee	0
Number of meetings of the Audit Committee	6
Number of meetings of the Remuneration and Appointments Committee	3
Number of meetings of the Strategy and Investments Committee	0
Number of meetings of the ____ Committee	0

B.1.24. Indicate whether the individual and consolidated annual accounts submitted to the Board for its approval are previously certified:

☐ **YES** **NO** ☒

Identify, if applicable, the person or persons who certified the individual and consolidated annual accounts of the Company, for submission to the Board:

Name	Position

B.1.25. Explain, if they exist, the mechanisms established by the Board of Directors to prevent the annual and consolidated accounts from being submitted at the Shareholders' Meeting with provisos in the Auditor's Report.

In accordance with the provisions of Article 24.4.b) of the Board Regulations, the Audit and Compliance Committee reviews the company accounts, and ensures compliance with legal requirements and the correct application of generally-accepted accounting practices.

B.1.26. Describe the measures in place to ensure that the information communicated to the securities markets is transmitted fairly and objectively.

Pursuant to the provisions of Article 37 of the Board Regulations, the Board will ensure prompt compliance with the instructions in force with respect to the communication of relevant information, in accordance with the Company's Internal Code of Conduct.

In that regard, Section Four of the Company's Internal Code of Conduct sets forth the following rules of conduct with respect to relevant information:

1. The General Secretary of the Prisa Group shall communicate relevant information to the Nacional Stock Exchange Commission (NSEC), following consultation with the Chairman or Chief Executive Officer immediately and prior to its disclosure by any other means and as soon as the event is known, the decision is made, or the agreement or contract in question is signed with third parties. The content of the communication shall be truthful, clear, complete and quantified, when the nature of the information so requires, so as not to be misleading or deceptive, without prejudice to the possible dispensation provided in Section 82.4 of the Securities Market Law. This Information shall likewise be made public the PRISA webpage.

2. The General Secretary and the Director of Finance and Administration of GRUPO PRISA shall closely monitor the quotation of securities during the study or negotiation phases of any type of legal or financial transaction that may have a noticeable effect on the securities' quotation. If any abnormal fluctuation occurs in the quotation or in the securities' trading volume, they will notify the Chairman immediately, and if there are reasonable indications that this evolution is the result of a premature, partial or distorted

disclosure of such actions or circumstances, relevant information will be released immediately to clearly and precisely publicize the status of the transaction underway or to give advance notice of the information to be provided, without prejudice to the possible dispensation provided in Section 82.4 of the Securities Market Law.

3. The General Secretary or the Director of Finance and Administration of GRUPO PRISA shall monitor news issued by professional analysts of information and the media that may affect the evolution of the securities market and, following consultation with the Chairman or the Chief Executive Officer, shall confirm or deny, as the case may be, the public information concerning circumstances deemed to be relevant information.

4. All persons subject to the Internal Code of Conduct shall refrain from providing analysts, shareholders, investors or the press with any relevant information that has not been previously or simultaneously provided to the market in general.

B.1.27. Is the Secretary of the Board of Directors likewise a Director?

☐ **YES** **NO** [X]

B.1.28. Indicate, if applicable, the mechanisms established by the Company to preserve the independence of auditors, financial analysts, investment banks and rating agencies.

Article 38 of the Board Regulations stipulates that:

1. The Board of Directors shall refrain from proposing the appointment or renewal of a firm of auditors when the fees paid by the Company for all of its services represent more than 5% of the annual income of that auditing firm, based on the average for the last five years.

2. The Board of Directors shall publicize the total fees that the Company has paid to the auditors, differentiating between fees for auditing company accounts and those paid for other services rendered. The Annual Report of company accounts must likewise include a breakdown of the fees paid to auditors, as well as those paid to any company belonging to the firm of auditor's corporate group or to any company sharing common property, management or control with the Company's auditors.

In other respects, paragraph 4a) of Article 24 of the Board Regulations stipulates that the Audit and Compliance Committee is responsible for providing the Board of Directors with information and proposals concerning contract terms, the scope of appointment and, when applicable, the revocation or non-renewal of external auditors, as well as supervising compliance with the terms of the audit contract.

Paragraph 3e) of the aforementioned Article 24 likewise provides that the Audit and Compliance Committee shall be responsible for maintaining contact with the external auditors, in order to receive information concerning issues that could jeopardize their independence or other information related to the progress of the account auditing process,

as well as other communications provided for in legislation governing audits and in technical auditing practices.

B.1.29. Indicate whether the auditing firm renders other non-auditing services to the Company and/or its corporate group and, if so, state the *amount of fees paid for those* services and the percent that this represents of the total fees invoiced to the Company and/or its group.

[X] **YES** **NO** [ ]

	Company	Group	Total
Amount paid for non-auditing services (Euros 000)	160	201	361
Amount paid for non-auditing services / Total amount invoiced by the auditing firm (%)	61.000	16.000	24.000

B.1.30. Indicate the number of consecutive years that the present auditing firm has audited the annual accounts of the Company and/or its group. Likewise indicate the percent that the number of years with this auditing firm represents with respect to the total number of years that the annual accounts have actually been audited.

	Company	Group
Number of consecutive years	15	14

	Company	Group
Number of years audited by the present auditing firm / Number of years that the Company has been audited (%)	100.000	100.000

B.1.31. Indicate the shareholdings that members of the Board of Directors of the Company have in entities engaged in the same, similar or complementary activities as those comprising the Company or the Company's group's corporate purpose, of which the Company has been informed. Likewise indicate the positions that they hold or functions that they perform in those entities:

Director's Name	*Name of the entity in question*	% Share	*Position or functions*
JESÚS DE POLANCO GUTIERREZ	SOGECABLE, S.A.	24.501	
JESÚS DE POLANCO GUTIERREZ	LE MONDE, S.A	0.000	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	SOGECABLE, S.A.	0.002	VICE PRESIDENT
JUAN LUIS CEBRIÁN ECHARRI	LE MONDE, S.A.	0.000	DIRECTOR

JUAN LUIS CEBRIÁN ECHARRI	GRUPO MEDIA CAPITAL SGPS, S.A.	0.00	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	COMPAÑÍA INDEPENDIENTE DE NOTICIAS DE TELEVISIÓN, S.L	0.000	REPRESENTATIVE OF THE DIRECTOR SOGECABLE, S.A.
JUAN LUIS CEBRIÁN ECHARRI	SISTEMA RADIOPOLIS, S.A. DE C.V.	0.000	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	CADENA RADIODIFUSORA MEXICANA, S.A. DE C.V.	0.000	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	RADIO COMERCIALES, S.A. DE C.V.	0.000	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	RADIO MELODÍA, S.A. DE C.V.	0.000	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	RADIO TELEVISORA DE MEXICALI, S.A. DE C.V.	0.000	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	RADIO TAPATIA, S.A. DE C.V.	0.000	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	XEZZ, S.A DE C.V.	0.000	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	LE MONDE EUROPE, S.A.	0.000	REPRESENTATIVE OF THE MEMBER OF THE MANAGEMENT COMMITTEE, PROMOTORA DE INFORMACIONES, S.A.
FRANCISCO JAVIER DIEZ DE POLANCO	CANAL CLUB DE DISTRIBUCIÓN DE OCIO Y CULTURA, S.A.	0.000	DIRECTOR
FRANCISCO JAVIER DIEZ DE POLANCO	CANAL SATÉLITE DIGITAL, S.L.	0.000	CHIEF EXECUTIVE OFFICER
FRANCISCO JAVIER DIEZ DE POLANCO	COMPAÑÍA INDEPENDIENTE DE TELEVISIÓN, S.L	0.000	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FRANCISCO JAVIER DIEZ DE POLANCO	DTS DISTRIBUIDORA DE TV DIGITAL, S.A	0.000	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FRANCISCO JAVIER DIEZ DE POLANCO	SOCIEDAD GENERAL DE CINE, S.A.	0.000	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FRANCISCO JAVIER DIEZ DE POLANCO	SOGECABLE, S.A.	0.026	CHIEF EXECUTIVE OFFICER
FRANCISCO JAVIER DIEZ DE POLANCO	SOGEPAQ, S.A.	0.000	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FRANCISCO JAVIER DIEZ DE POLANCO	SOGECABLE MEDIA, S.L.	0.000	CHAIRMAN AND CHIEF EXECUTIVE OFFICER (REPRESENTATIVE OF SOGECABLE, S.A.)
FRANCISCO JAVIER DIEZ DE POLANCO	AUDIOVISUAL SPORT, S.L.	0.000	CHAIRMAN (REPRESENTATIVE OF SOGECABLE, S.A.)
FRANCISCO JAVIER DIEZ DE POLANCO	CINEMANIA, S.L.	0.000	CHAIRMAN (REPRESENTATIVE OF SOGECABLE, S.A.)
FRANCISCO JAVIER DIEZ DE POLANCO	COMPAÑÍA INDEPENDIENTE DE NOTICIAS DE TELEVISIÓN, S.L.	0.000	CHAIRMAN (REPRESENTATIVE OF COMPAÑÍA INDEPENDIENTE DE TELEVISIÓN, S.L.)
FRANCISCO JAVIER DIEZ DE POLANCO	SOGECABLE EDITORIAL, S.L.	0.000	CHAIRMAN AND CHIEF EXECUTIVE OFFICER (REPRESENTATIVE OF SOGECABLE, S.A.)
IGNACIO POLANCO MORENO	SOGECABLE, S.A.	0.020	
IGNACIO POLANCO MORENO	CADENA RADIODIFUSORA MEXICANA, S.A. DE C.V.	0.000	DIRECTOR

IGNACIO POLANCO MORENO	RADIO COMERCIALES, S.A. DE C.V.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	RADIO MELODÍA, S.A. DE C.V.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	RADIO TELEVISORA DE MEXICALI, S.A. DE C.V.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	RADIO TAPATIA, S.A. DE C.V.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	SISTEMA RADIOPOLIS, S.A. DE C.V.	0.000	DIRECTOR
IGNACIO POLANCO MORENO	XEZZ, S.A. DE C.V.	0.000	DIRECTOR
ISABEL POLANCO MORENO	SOGECABLE, S.A.	0.001	
DIEGO HIDALGO SCHNUR	SOGECABLE, S.A.	0.000	DIRECTOR
FRANCISCO PÉREZ GONZÁLEZ	SOGECABLE, S.A.	0.000	DIRECTOR
ADOLFO VALERO CASCANTE	SOGECABLE, S.A	0.016	
EMILIANO MARTINEZ RODRIGUEZ	SOGECABLE, S.A.	0.011	
JUAN SALVAT DALMAU	SOGECABLE, S.A.	0.012	
BORJA JESÚS PÉREZ DE ARAUNA	SOGECABLE, S.A.	0.008	
JESÚS DE LA SERNA Y GUTIERREZ- RÉPIDE	SOGECABLE, S.A.	0.000	
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	SOGECABLE, S.A.	0.000	DIRECTOR
MANUEL VARELA UÑA ´	SOGECABLE, S.A.	0.008	
MANUEL POLANCO MORENO	VERTIX, SGPS, S.A.	0.000	CHAIRMAN
MANUEL POLANCO MORENO	PRODUCTORA DE TELEVISIÓN DE ALMERÍA, S.A.	0.000	VICE PRESIDENT
MANUEL POLANCO MORENO	GRUPO MEDIA CAPITAL SGPS, S.A.	0.000	CHIEF EXEUTIVE OFFICER
MANUEL POLANCO MORENO	PROMOTORA AUDIOVISUAL DE JAEN, S.A.	0.000	DIRECTOR
MANUEL POLANCO MORENO	ANTENA 3 DE RADIO, S.A.	0.000	DIRECTOR
MANUEL POLANCO MORENO	DÉDALO GRUPO GRÁFICO, S.L.	0.000	DIRECTOR

B.1.32. Indicate whether there is a procedure for Directors to obtain outside counsel and, if so, describe that procedure.

[X] **YES** **NO** [ ]

Description of the Procedure
The Board Regulations incorporate this principle in the following terms: "Directors shall have broad powers to obtain information and counsel that they may need with regard to any aspect of the Company,

provided that it is required in the fulfillment of their duties." (Article 26)

B.1.33. Indicate whether there is a procedure for Directors to obtain the information they need in sufficient time to enable them to prepare for the meetings of the governing bodies and, if so, describe that procedure:

[X] **YES** **NO** [ ]

Description of the Procedure
Pursuant to Article 13 of the Board Regulations, the Secretary of the Board of Directors must ensure that the Board functions properly, and must specifically provide the necessary counsel and information required by the Directors. Article 15 of the Regulations likewise provides that the announcement of board meetings, which must be made at least seven days in advance, shall always include an agenda for the meeting. It is the responsibility of the Chief Executive Officer to prepare and provide the rest of the Directors with information concerning the progress of the Company and that which is necessary to adopt the resolutions proposed on the agenda of each board meeting. In other respects, Article 26 of the Regulations provides that Directors shall have broad powers to seek the information and counsel they may require concerning any aspect of the Company, provided that such information is required in the course of fulfilling their duties. The right to information extends to subsidiary companies, whether domestic or foreign, and shall be channeled through the President, who will respond to the Director's requests, providing them with information directly, referring them to the appropriate sources, or arbitrating in the measures necessary to examine the documents requested. Among the general obligations of Directors, Article 30 of the Board Regulations includes the duty to inform themselves and adequately prepare for Board Meetings and the meetings of the committees of which they are members.

B.1.34. Indicate whether the directors of the Company are covered by a Directors' Liability Insurance policy.

[X] **YES** **NO** [ ]

B.2. Committees of the Board of Directors

B.2.1. List the governing bodies:

Name	No. of Members	Functions
BOARD OF DIRECTORS	19	WITH THE EXCEPTION OF MATTERS RESERVED EXCLUSIVELY FOR DECISION AT THE SHAREHOLDERS' MEETING, THIS IS THE COMPANY'S HIGHEST-LEVEL DECISION-MAKING BODY.
AUDIT AND COMPLIANCE COMMITTEE	5	SEE PARAGRAPH B.2.3 BELOW
REMUNERATION AND APPOINTMENTS COMMITTEE	4	SEE PARAGRAPH B.2.3 BELOW

B.2.2. List all Committees of the Board of Directors and their members:

EXECUTIVE COMMITTEE

Name	Position

AUDIT COMMITTEE

Name	Position
MR. JOSÉ BUENAVENTURA TERCEIRO LOMBA	CHAIRMAN
MR.MATÍAS CORTÉS DOMÍNGUEZ	MEMBER
MR. ADOLFO VALERO CASCANTE	MEMBER
MR. JUAN SALVAT DALMAU	MEMBER
MR. BORJA JESÚS PÉREZ ARAUNA	MEMBER
MR. MIGUEL SATRÚSTEGUI GIL-DELGADO	NON-MEMBER SECRETARY

REMUNERATION AND APPOINTMENTS COMMITTEE

Name	Position
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	CHAIRMAN
MR. DIEGO HIDALGO SCHNUR	MEMBER
MR. ÁLVARO NOGUERA GIMÉNEZ	MEMBER
MR. ADOLFO VALERO CASCANTE	MEMBER
MR. MIGUEL SATRÚSTEGUI GIL-DELGADO	NON-MEMBER SECRETARY

STRATEGY AND INVESTMENTS COMMITTEE

Name	Position

______ COMMITTEE

Name	Position

B.2.3. Describe the rules governing the organization and functions, as well as the responsibilities attributed to each of the board committees.

Audit and Compliance Committee:

The rules governing the organization and operations of the Audit and Compliance Committee that are described below are contained in article 21bis of the Company Bylaws and Article 24 of the Board of Directors Regulations:

The number of directors on the Audit and Compliance Committee shall be determined by the Board of Directors from time to time, having a minimum of three (3) and a maximum of

five (5) members. The majority of members shall be non-executive Directors who shall not have any other contractual relationship with the Company other than the position for which they are appointed. The Committee shall provide for appropriate representation of independent directors, which shall at least be proportional to their representation on the Board of Directors.

Committee members shall be appointed and removed by the Board of Directors as proposed by the Chairman.

Members shall cease to belong to the Committee when they are no longer directors or when the Board of Directors so decides.

The Chairman of the Committee shall be selected by the Board of Directors from among board members who are independent directors and who do not maintain any contractual relationship with the Company other than the position to which they were appointed. The Chairman of the Committee shall be replaced every four years, and may be reelected after he has ceased in his functions for one year.

The Audit Committee shall perform the tasks attributed to it by law, without prejudice to any other functions that the Board of Directors may determine. The primary function of the Audit and Compliance Committee is to support the Board of Directors in its task of overseeing the management of the Company.

The Audit and Compliance Committee has the following basic responsibilities:

a) To inform the shareholders present at the Shareholders' Meeting about issues that they may raise concerning the Committee's powers, as provided in the Law and in the Shareholders' Meeting Regulations.

b) To propose to the Board of Directors, to be submitted at the Shareholders' Meeting, the appointment of external account auditors, as set forth in Article 204 of the consolidated text of the Corporations Law.

c) To supervise external auditing services.

d) To monitor the Company's financial information processes and internal control systems.

e) To maintain contact with the external auditors, in order to receive information concerning issues that could jeopardize their independence or other information related to the progress of the account auditing process, as well as other communications provided for in legislation governing audits and in technical auditing practices.

In addition, and without prejudice to other tasks that may be assigned to it by the Board of Directors, the Audit and Compliance Committee shall have the following powers:

a) To inform and propose to the Board of Directors the contract terms, the scope of appointment and, when applicable, the revocation or non-renewal of external auditors, as well as to supervise compliance with the terms of the audit contract;

b) To review Company accounts and to ensure compliance with legal requisites and the correct application of generally-accepted accounting practices, as well as to provide information concerning any proposed modification of accounting principles and criteria, which management may propose;

c) To review issue prospectuses and information concerning the quarter and half-year financial statements that the Board is required to furnish the securities markets and their supervisory boards;

d) To verify compliance with the Internal Code of Conduct with respect to securities markets, the Board Regulations and, in general, all rules governing the Company, and to propose changes for their improvement. In particular, the Audit and Compliance Committee shall receive information and, when warranted, issue reports to senior company management concerning disciplinary measures;

e) To analyze and report on specific significant investment transactions when requested by the Board to do so;

f) To exercise any other powers attributed to the Committee in the Board Regulations.

The Audit and Compliance Committee shall meet periodically as required, and at least four (4) times annually. At one of these sessions an evaluation shall be made of its efficiency and compliance with the rules and procedures governing the Company.

If required to do so, any member of management or any employee of the Company is obligated to attend a Committee meeting and provide his assistance or access to information at his disposal. The Committee may likewise require the auditors to attend its meetings.

Remuneration and Appointments Committee:

The rules governing the organization and operations of the Remuneration and Appointments Committee that are described below are contained in Article 25 of the Board Regulations.

The Remuneration and Appointments Committee shall consist of a minimum of three (3) and a maximum of (5) external directors to be determined in a resolution of the Board of Directors upon nomination by its Chairman.

The Remuneration and Appointments Committee is empowered to request the assistance at its meetings of the Chief Executive Officer of the Company.

Members of the Remuneration and Appointments Committee shall cease to be committee members when they cease in their functions as Directors or if the Board of Directors so decides.

The Chairman of the Committee shall be elected by the Board of Directors from among its members and shall be replaced every four years, and may be reelected after ceasing in his functions for one year.

In addition to any other tasks that may be assigned to it by the Board of Directors, the Retribution and Appointments Committee has the following basic responsibilities:

- To report on proposals for the appointment of Directors.

- To approve salary bands for senior management.

- To approve standard contracts for senior management.

- To report on and periodically review compensation packages for Directors.

- To propose incentive packages for Directors and Senior Management that the Board of Directors submits for approval at the Shareholders' Meetings.

- To report on the proposed appointments of members of other board committees.

- To propose the Annual Report on Corporate Governance to the Board of Directors.

- To exercise any other powers attributed to the Committee in the Board Regulations.

The Remuneration and Appointments Committee shall meet whenever the Board of Directors of the Company or its Chairman requests that that it issue a report or approve proposals within the scope of its powers, provided that the Chairman of the Committee deems it warranted in order to adequately carry out their duties.

B.2.4. Indicate, if applicable, the advisory powers and, if applicable, powers that have been delegated to each of the committees:

Committee Name	Brief Description
AUDIT AND COMPLIANCE COMMITTEE	FOR ADVISORY POWERS, SEE B.2.3 ABOVE. NO DELEGATED POWERS HAVE BEEN ATTRIBUTED TO THIS COMMITTEE.
REMUNERATION AND APPOINTMENTS COMMITTEE	FOR ADVISORY POWERS, SEE B.2.3 ABOVE. NO DELEGATED POWERS HAVE BEEN ATTRIBUTED TO THIS COMMITTEE.

B.2.5. Indicate, if applicable, whether there are board committee regulations, and if so, where they are available for consultation and any amendments made to them during the financial year. Likewise indicate whether any non-mandatory annual reports are issued concerning the activities of each committee:

Although the Audit and Compliance Committee and the Remuneration and Appointments Committee do not have their own internal regulations, the Board of Directors Regulations contain an entire chapter exclusively dedicated to setting forth the composition, functions and powers of those committees.

Likewise, Article 21bis of the Company Bylaws specifically regulates the Audit and Compliance Committee.

The Company's Bylaws and the Board of Directors Regulations are available for consultation on the Company's webpage (www.prisa.es), as well as on the webpage of the National Stock Exchange Commission.

On January 19, 2005 the Audit and Compliance Committee prepared and approved a report on its activities during the 2004 financial year. Likewise, on January 19, 2006 that Committee prepared and approved a report on its activities for the 2005 financial year.

B.2.6. If the Company has an Executive Committee, explain the extent of its delegated powers and the autonomy it has to carry out its functions to adopt resolutions concerning the administration and management of the company.

There is no Executive Committee.

B.2.7. Indicate whether the composition of the Executive Committee reflects the Board Member's holdings within their category:

YES **NO X**

If not, explain the composition of the Executive Committee
There is no Executive Committee.

B.2.8. If there is an Appointments Committee, indicate whether all of its members are external directors:

[X] **YES** **NO** [ ]

C. LINKED TRANSACTIONS

C.1. Describe relevant transactions that entail a transfer of resources or obligations between the Company or its subsidiaries and the Company's significant shareholders:

Significant Shareholder's Name	Name of the Company or Entity in its Group	Nature of the Relationship	Type of Transaction	Amount (Euros 000)
TIMON, S.A.	PROMOTORA DE INFORMACIONES, S.A	Corporate	PAYMENT OF DIVIDENDS	17,395
PROMOTORA DE PUBLICACIONES, S.L.	PROMOTORA DE INFORMACIONES, S.A	Corporate	PAYMENT OF DIVIDENDS	2,585

C.2. Describe relevant transactions that entail a transfer of resources or obligations between the Company or its subsidiaries and the managers or directors of the Company.

Manager's or Director's Name	Name of the Company or Entity in its Group	Nature of the Relationship	Type of Transaction	Amount (Euros 000)
GREGORIO MARAÑON Y BERTRAN DE LIS	SOGECABLE, S.A.	Contractual	LEGAL SERVICES PROVIDED TO SOGECABLE, S.A., CONTRACT OF 13 APR 04 RENEWED FOR A YEAR IN APRIL, 2005	100
MATIAS CORTES DOMINGUEZ	DIARIO AS, S.L.	Contractual	RETAINING OF MR. LUIS CORTES DOMINGUEZ, BROTHER OF THE DIRECTOR MATIAS CORTES DOMINGUEZ, AS ATTORNEY FOR CERTAIN LAWSUITS	87
PRISA´S DIRECTORS	PROMOTORA DE INFORMACION ES, S.A.	Contractual and Corporate	AGGREGATE REMUNERATION OF PRISA DIRECTORS, PERCEIVED FROM PRISA AND FROM OTHER GROUP COMPANIES	7,612
MANAGERS	PROMOTORA DE INFORMACION ES, S.A.	Contractual	AGGREGATE REMUNERATION OF THE MANAGERS IDENTIFIED IN SECTION B.1.9. OF THIS REPORT, PERCEIVED FROM PRISA AND OTHER GROUP COMPANIES	4,170

C.3. Describe any relevant transactions between the Company and other of its group entities that are not compensated in the consolidated financial statements and whose objectives and conditions are not a part of the Company's normal operations:

Name of the Group Entity	Brief Description of the Transaction	Amount (Euros 000)
IBERBANDA, S.A.	THREE LOANS GRANTED ON AUGUST 14, 2003, OCTOBER 20, 2003 AND JANUARY 29, 2004, RENEWABLE FOR SIX-MONTH PERIODS PROVIDED THAT NEITHER PARTY NOTIFIES THE OTHER TO TH CONTRARY. ANNUAL INTEREST RATE 10%. INCLUDES PRINCIPAL (8,273,000 EUROS) AND INTEREST ACCRUED AND NOT COLLECTED AS PER DECEMBER, 31, 2005 (1,637,000 EUROS)	9,910
IBERBANDA, S.A.	GUARANTEES GRANTED BY PRISA	17,686
SOGECABLE, S.A.	PROMOTORA DE INFORMACIONES, S.A.'S CAPITAL INCREASE CONTRIBUTION	69,945
SOGECABLE, S.A.	CANCELLATION OF A SYNDICATED LOAN SIGNED ON JULY 9, 2003, VALID FOR 10 YEARS AT AN ANNUAL INTEREST RATE OF 10%	59,709
SOGECABLE, S.A.	CONTRACTS FOR THE PROVISION OF SERVICES WITH PROMOTORA DE INFORMACIONES, S.A., GERENCIA DE MEDIOS, S.L. AND PROMOTORA GENERAL DE REVISTAS, S.L.	21,799

INVERSIONES GODÓ, S.A.	DIVIDEND PAYMENTS TO PROMOTORA DE INFORMACIONES, S.A.	3,815
DÉDALO GRUPO GRAFICO, S.L.	PROVISION OF SERVICES BY SEVERAL COMPANIES IN WHICH DEDALO GRUPO GRAFICOS, S.L. HAS HOLDINGS, TO SEVERAL GRUPO PRISA COMPANIES	34,184
DÉDALO GRUPO GRAFICO, S.L.	PRISAPRINT, S.L.'S CAPITAL INCREASE CONTRIBUTION	5,093
ANTENA 3 DE RADIO, S.A.	DIVIDEND PAYMENTS ON THE PART OF ANTENA 3 DE RADIO, S.A. AND ITS SUBSIDIARY ONDA MUSICAL, S.A. TO PALTRIEVA, S.A.	4,345
ANTENA 3 DE RADIO, S.A.	SERVICES PROVIDED BY ANTENA 3 DE RADIO, S.A. TO SOCIEDAD ESPAÑOLA DE RADIOFUSION, S.L.	12,362

C.4. Identify, if applicable, any circumstances in which company directors are involved that may constitute a conflict of interest, pursuant to the provisions of Article 127ter of the Corporations Law.

Diario As, S.L. has retained Mr. Luis Cortes Dominguez, brother of the director Mr. Matias Cortes Dominguez, as attorney to handle the following lawsuits:

i) Complaint on the part of Diario As, together with the Professional Football League and Santa Monica Sports against Recoletos Grupo de Comunicacion with regard to the "Liga Fantastica Marca."

ii) Complaint on the part of Diario As, together with the Professional Football League and Santa Monica Sports against Recoletos Grupo de Comunicacion with regard to the image rights of the Professional Football League.

In its meeting held on February 17, 2005 Prisa's Remuneration and Appointments Committee issued a favorable report with respect to this transaction, which was likewise approved at the meeting of the Board of Directors held on March 17, 2005.

C.5. Describe the mechanisms in place to detect, determine and resolve possible conflicts of interest between the Company and/or its group and its directors, managers and significant shareholders.

Pursuant to Article 31 of the Board of Directors Regulations:

- Directors shall refrain from participating in the deliberations concerning matters in which they have direct or indirect interests.

- Directors shall not either directly or indirectly carry out professional or commercial transactions with the Company or any of its subsidiaries, unless prior notice is given the Board of Directors and the Board approves the transaction, based on a prior report from the Remuneration and Appointments Committee in that regard.

Likewise, Article 33 of the Board Regulations provides that Directors may not provide their professional services to competitors of the Company, its subsidiaries or companies in which it has holdings. This excludes holding posts in companies that have a significant stable stake in the Company's shareholdings.

In other respects, Article 34 of the Board of Directors Regulations states that:

- El Board of Directors formally reserves the right to review any of the Company's transactions with a significant shareholder.

- In no case shall a transaction be authorized unless a report has previously been issued by the Remuneration and Appointments Committee evaluating the operation from the perspective of market conditions.

- In the case of ordinary transactions, a generic authorization for that type of operations and the conditions under which it will be undertaken shall suffice.

With respect to the above and to ensure transparency, Article 35 of the Board of Directors Regulations provides that the Board of Directors shall include in its annual public reports a summary of the transactions carried out by the Company with its Directors and significant shareholders. This information shall detail the overall volume of the operations and the nature of the most relevant.

In addition, Article 4.5. of the "Internal Code of Conduct of Promotora de Informaciones, S.A. and its Corporate Group Concerning Matters Involving Securities Markets" provides that the persons subject to the Code of Conduct (including directors and managers) must refrain from entering into contracts with financial intermediaries, professional investors, suppliers, clients or competitors if, by virtue of their economic or family ties, they give rise to a conflict of interest.

D. RISK CONTROL SYSTEMS

D.1. General description of the Company and/or its Group's risk policy, detailing and evaluating the risks covered by the system, together with the justification as to why these systems are deemed adequate for each type of risk.

GRUPO PRISA's organizational structure and management processes are designed to compensate for the different risks that are inherent in its activities. Risk analysis and control are framed within the Group's management processes and, as such, involve all of the members of the organization in a supervisory environment that is complemented with preventive measures intended to ensure that Group objectives are fulfilled.

The principal risks considered within the framework of the Group's risk management policy can be classified in the following categories:

a. Strategic risks

b. Business process risks

c. Financial management risks

d. Risks derived from the reliability of financial information

e. Technological risks

The Group has at its disposal a Risk Map, a graphic tool representing the risks inherent in the Group, which is used to identify and evaluate risks affecting the development of the activities carried out by the different business units within the Group. The identification of these risks and the operative processes for managing each of the risks in question is performed by Group's Internal Audit Management, which periodically reports on the results of its work to the Audit and Compliance Committee.

D.2. Indicate the control systems in place to evaluate, mitigate or reduce the principal risks of the Company and its group.

a. Control of Strategic Risks

Pursuant to the provisions of the Board Regulations (Article 5), the policy of the Board of Directors is to delegate the day-to-day management of the Company to the President, with the assistance of the Chief Executive Officer and management staff, without prejudice to the supervisory functions of the Board, which likewise reserves for itself the powers to make the principal strategic decisions affecting business growth and development and general policy procedures.

The Executive Committee advises the Chief Executive Officer in the preparation of the Group's strategic plans in a process which, based on the circumstances of the markets, establishes the objectives to be achieved in each of the areas of business growth and development, both at the national and international level, considering acceptable risk levels. The Strategic Plan and the annual budget are approved by the Board of Directors.

Compliance with the Strategic Plan and the budget are reviewed periodically, analyzing the extent to which they are being achieved, while evaluating deviations and imposing corrective measures. This process involves managers from all business units, as well as the general and functional committees that forward their reports to the Executive Committee.

b. Control of Business Process Risks

For business development and control the Group has a decentralized organization with coordinating bodies such as the Executive Committee, the Management Committee and the Business Committee, which carry out tasks of analyzing and monitoring both business evolution and the environment and operational problems of the business units.

Risks in business transactions (operational, commercial, legal, fiscal and others) are monitored by their respective organizations, by means of supervisory mechanisms at the Group level. For example, new investment risks are evaluated by an Investments Committee and commercial risks, related to advertising and offering the appropriate services and products, are continuously monitored by the Group's Sales Management Department and by a committee specialized in promotional policy.

c. Control of Financial Management Risks

Exposure to exchange rate risks

During 2005 almost 76 % of the Prisa Group's consolidated income came from domestic markets, while 24% was from international markets, principally Latin America.

In that context, the Group is exposed to exchange rate fluctuations in the many countries in which it operates. With a view to mitigating this risk, based on its forecasts and budgets the Prisa Group follows the practice of taking out contracts to cover exchange rate risks (principally exchange rate insurance, forward contracts and currency options).

The Group is likewise exposed to exchange rate risks due to the potential variations that may arise in the different currencies in which it has debts with financial entities. At December 31, 2005 the weight of currencies other than the Euro in the Group's debts amounted to 10%. Based on its forecasts and budgets, the Group takes out coverage annually for this type of operations, basically through exchange rate insurance contracts.

Exposure to Interest Rate Risks

The Group is exposed to interest rate fluctuations, since all of its debt with financial entities is at variable interest rates. In that regard, the Company takes out contracts to cover interest rate risk, basically by means of contracts that ensure maximum rates of interest.

Exposure to Risks Related to the Price of Paper

The Group is exposed to the possibility of variations in its results due to fluctuations in the price of paper, the essential raw material in some of its production processes. The Group has set up a strategic coverage program through which, by means of long-term contracts, it can cover the price of a given percentage of the volume of paper to be consumed in the mid term.

d. Control of Risks Derived from the Reliability of Financial Information

The process implemented to manage and control financial and accounting information is based on:

- An adequate organizational structure that maintains a separation of functions in administrative and accounting procedures, which provide the basis for preparing financial and accounting information, as a means to mitigate risks of manipulation or fraud. In that regard, mention should be made of the function of the Group's Financial Management,

which assigns responsibilities and authority in the different areas involved in generating this type of information.

- A system to review economic and financial information regulated by manuals, instructions and internal rules (manual for valuation and accounting policies, instructions concerning procedures for closing accounts, annual calendar of economic and financial information, corporate accounting plan, rules for intra-group operations and consolidation), and compliance with internal control systems through in-house and external audits.

- Continual updating of financial information rules and systems. In that regard, mention should be made of the efforts made in the process to convert to International Accounting Rules, which are mandatory for the Group commencing on January 1, 2005, under the supervision of the Board of Director's Executive Committee and Audit and Compliance Committee.

e. Control of Technological Risks

The Information Technologies Committee is the body responsible for implementing the follow-up and supervision of the Group's Technological Plan. The reliability of computerized systems is the key to developing the Group's activities. In other respects, one of the objectives of the Group's Technological Management is to greatly simplify technological diversity (derived from the complexity of our operations and the geographic distances affecting our business units) and to share all resources and services susceptible to being used by more than one business unit, fundamentally in the areas of security, support and maintenance.

During 2005, various projects have been initiated through a specific Safety Committee with a view to increasing safety levels, both in the common infrastructures of the Group, and in particular areas in each Business Unit (projects in Identity Management and in Safety Management for the New Communications Network).

In 2005 the foundation was likewise laid for creating a Technological Safety Office, to be implemented during 2006. The objective is to provide advisory services concerning safety and the adoption of coordinated measures to reinforce the protection of the confidentiality, integrity and availability of information and our information systems, by setting up risk management scorecards and implementing monitoring and safety control systems.

The most critical systems, which are those most closely linked to the production systems of the different communications media, have at their disposal plans and procedures to overcome contingencies, which will be continually modified according to the projects and directives issued by the Safety Office.

Availability of information is in any case guaranteed by back-up systems and copies.

Those Group activities, which are developed using third-party technological infrastructures, are supported by service level agreements that guarantee minimum impact in the case of deficiencies.

f. Insurance and Insurance Policy

All Group companies are protected by insurance that reasonably covers possible risks of damage and contingencies arising from their business activities. The policies taken out may be classified as followed:

- All-risk insurance covering material damage to tangible operational assets
- Insurance covering the transportation of goods
- Insurance against loss of profits
- Liability insurance covering operations, employment and products
- Directors' and officers' liability insurance
- Life and accident insurance
- Liability and contingency insurance covering risks in the organization of events
- Credit and surety insurance.

The Group's insurance policy is reviewed and monitored annually by the different business units in consultation with an external company, in order to update existing insurance coverage and subscribe new policies.

D.3. In the event that any risk-related incidents were sustained by the Company and/or its Group, describe the circumstances that prompted them and whether the established control systems worked.

No risk-related incidents occurred.

D.4. Indicate whether there is a committee or other governing body in charge of establishing and supervising those control mechanisms and describe their functions.

One of the main responsibilities of the Audit and Compliance Committee is to "supervise the financial information process and the Company's internal control systems." (Article 24.3.d of the Board of Directors Regulations).

D.5. Identify and describe the compliance processes for the different regulations governing your Company and/or its Group.

The Board of Directors Regulations state that:

- The Directors and senior management have the obligation to be informed of, and comply with and compel compliance with these Regulations (Article 4).

- In any event, the Secretary of the Board of Directors shall ensure the formal and material lawfulness of all Board activities and that its procedures and rules of governance are obeyed. (Article 13).

- Among the powers of the Audit and Compliance Committee is the power to verify compliance with the Internal Code of Conduct with respect to securities markets, Board Regulations and, in general, all rules governing the Company, and to propose changes for their improvement. In particular, the Audit and Compliance Committee shall receive information and, when warranted, issue reports to the senior company management concerning any disciplinary. (Article 24, paragraph 4.d).

Section 7 of the Internal Code of Conduct provides for the following:

7.1 In order to enforce compliance with this Code, the Secretary General of the PRISA GROUP will have the following responsibilities and powers:

(i) To maintain, in coordination with the Director of Human Resources, an updated list of those persons subject to this Internal Code.

(ii) To access communications concerning securities transactions on the part of those persons subject to this Internal Code.

(iii) To bring any relevant information to the attention of the National Securities Exchange Commission, following consultation with the President or Chief Executive Officer.

(iv) To closely monitor quotation of the Company's securities during the review or negotiation phases of any type of legal or financial transaction that could have a noticeable effect on the quotation of the securities.

(v) To monitor news that the professional providers of financial information and the media issue and which could affect the evolution of the Company's securities on the market and, following consultation with the President or Chief Executive Officer, to confirm or deny as the case may be, any public information concerning circumstances deemed to be relevant information.

(vi) To maintain a Central Register of Privileged Information.

(vii) Following consultation with the President or Chief Executive Officer, to determine those persons assigned to the Office of the Secretary General, the Board of Directors and the Department of Legal Services who should be subject to this Internal Code.

7.2 In order to enforce compliance with this Code, the Director of Finances and Administration of GRUPO PRISA shall have the following responsibilities and powers:

(i) To receive and preserve communications containing securities transactions on the part of those persons subject to this Internal Code and to annually request confirmation from the interested parties of the balances of the shares and securities included in the corresponding files.

(ii) To bring any relevant information to the attention of the National Securities Exchange Commission, following consultation with the President or Chief Executive Officer.

(iii) To closely monitor the quotation of the Company's securities during phases of review or negotiation of any type of legal or financial transaction that could have a noticeable affect on the quotation of the securities.

iv) To monitor the news issued by professional providers of financial information and the media that may affect the evolution of the securities market and, following consultation with the President or Chief Executive Officer, to confirm or deny as the case may be, any public information concerning circumstances deemed to be Relevant Information.

(v) To execute, following consultation with the Chairman or Chief Executive Officer, the specific plans for the acquisition or transfer of treasury shares or those of the parent company, and to order and supervise the development of ordinary securities transactions in accordance with the contents of this Internal Code, and to issue official communications concerning the securities transactions undertaken pursuant to provisions currently in force.

(vi) To determine, following consultation with the President or the Chief Executive Officer, those persons assigned to the Department of Finance and Administration who should be subject to this Internal Code.

The Regulation governing Shareholders' Meetings provides that:

- The Board of Directors shall take the measures necessary to ensure the distribution of the Shareholders' Meeting Regulations to shareholders by making them known to the National Stock Exchange Commission as relevant information, recording them on the Companies Register and publishing them on the Company's webpage (Article 25).

- The Shareholders' Meeting Regulations complement and define the provisions of the Company Bylaws with respect to Shareholders' Meetings, and should be interpreted by the Board of Directors in consonance with the Bylaws and any applicable legal provisions. Any doubts that may arise during the course of a Shareholders' Meeting concerning the interpretation of the Shareholders' Meeting Regulations shall be resolved by the President of the meeting, assisted by the Secretary (Article 26).

E. SHAREHOLDERS MEETING

E.1. Indicate the quorum required to hold a general meeting as provided in the Company Bylaws. Describe any differences existing with respect to the minimum quorum required in the Corporations Law.

Article 15.d) of the Company Bylaws states that, without prejudice to the provisions that the Law establishes for special cases, the General Shareholders' Meeting shall be opened when first convened if the shareholders who are present or represented by proxy possess at least 25% of the paid-up capital with voting rights. If not, when convened in a second call, the Meeting shall be valid whatever the represented shares in attendance may be.

For the special cases addressed in Article 103 of the Corporations Law, the quorum required does not exceed the one provided for in that law (50% when first convened, and 25% for a second call).

There are no differences with respect to the legal minimums.

E.2. Explain the system for adopting corporate resolutions. Describe any differences with regard to the system provided for in the Corporations Law.

Under Article 15.h) of the Company Bylaws, Shareholder Meeting resolutions shall be passed by a majority of the shares represented, unless there is a legal provision to the contrary. There are no differences with regard to the system provided for in the Corporations Law.

E.3. Describe shareholders' rights with respect to General Meetings that differ from those established in the Corporations Law.

Pursuant to Article 15.b.) of the Company Bylaws, all shareholders holding at least 60 shares recorded in the corresponding share ledger five days prior to the meeting and who obtain the corresponding attendance card may attend the Shareholders' Meeting.

Pursuant to Article 15.c.) of the Company Bylaws (and without prejudice to the provision for representation by a family member or by means of a general power of attorney), shareholders may delegate their vote to another shareholder.

According to Article 15.g.) of the Company Bylaws, each fully paid-up share represents one vote.

The Shareholders' Meeting Regulation likewise states that:

Shareholders or their representatives who arrive on the premises late, once admission to the Shareholders' Meeting has been closed in accordance with the time set for the commencement of the meeting, may enter the premises if the Company deems it warranted, but in no case may those shareholders be included in the list of attendees nor may they exercise the right to vote (Article 16.2).

The list of persons in attendance shall be made available to those shareholders who request it at the beginning of the Shareholders' Meeting (Article 16.6)

In order to be included in the minutes of the meeting, the shareholders present may express to the Notary any reservations or objections that they may have concerning whether the meeting is valid as held, or concerning the general numbers of the list of shareholders in attendance after it has been read aloud (Article 17.8).

Shareholders who wish their intervention at the meeting to be recorded verbatim in the minutes must simultaneously deliver it in writing to the Notary, so that he can compare the text to the shareholder's intervention, once it has concluded (Article 18.2).

E.4. Indicate, if applicable, the measures adopted to promote the participation of shareholders at the Shareholders' Meeting.

Those set forth in the Law.

E.5. Indicate whether the Shareholders' Meeting is presided by the Chairman of the Board of Directors. Explain, if applicable, the measures adopted to guarantee the independence and proper conduct of shareholders' meetings:

[X] **YES** **NO** [ ]

Description of Measures
As provided in Article 14.2 of the Shareholders' Meeting Regulations, Shareholders' Meetings are presided by the Chairman of the Board of Directors or by the person substituting for him pursuant to Article 26 of the Company Bylaws and, in their absence, by the shareholder elected in each case by those in attendance at the meeting. In accordance with Article 26 of the Company Bylaws, in the event of the temporary absence or incapacity of the Chairman, the chair shall be assumed by the Vice Chairman, if there is one, and if not, by a Director appointed by the Board. Measures to guarantee the independence and proper conduct of shareholders' meetings: The Shareholders' Meeting held on April 15, 2004 approved the "Regulations Governing the Shareholders' Meetings of Promotora de Informaciones, S.A. (Prisa)", which contains a series of measures to guarantee the independence and proper conduct of shareholders' meetings. These Regulations are available for consultation on the Company's webpage.

E.6. Indicate, if applicable, any amendments made to the Shareholders' Meeting Regulations during the financial year.

The Regulations of the General Shareholders Meeting of the company were not amended during 2005. Nevertheless, in its meeting held on February 17, 2005 the Board of Directors approved the Rules for Interpreting and Applying the Regulations of the General Shareholders Meeting, after having received a favorable report from the Audit and Compliance Committee.

E.7. Provide attendance statistics for the general shareholders' meetings held during the year to which the present report refers:

Attendance Statistics

Date of Shareholders' Meeting	% physically present	% represented by proxy	% voting by other means	Total
17 March 05	65.578	11.808	0.010	79

E.8. Briefly describe the resolutions adopted at the general shareholders' meetings held during the year to which this report refers, providing the percentage of votes cast to pass each resolution.

The following resolutions were adopted at the Shareholders' Meeting held on March 17, 2005:

First.- Approval of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report, both for the Company and its consolidated group, for the 2004 financial year, as well as the proposal for distribution of profits.

Two.- Approval of the Board of Directors' management of the Company during the 2004 financial year.

Third.- In accordance with Article 204 of the Corporations Law and Article 153 ff. of the Companies Register Regulation, the appointment of DELOITTE S.L. as auditors of the accounts of the Company and its consolidated group was renewed for a term of one (1) year, in order to audit the financial statements that will be closed on December 31, 2005.

Fourth. – The shareholders´s meeting was informed of the resignation of Company Director Mr. Ricardo Díez Hochleitner and, pursuant to Article 17 of the Company Bylaws, the number of members on the Board of Directors was set at nineteen. Likewise, in view of the fact that the terms of office of Messrs. Javier Díez de Polanco, Borja Pérez Arauna and Jesús de la Serna were to expire on May 18, 2005, they were terminated in advance of that date and it was resolved to reelect them as Company Directors for the five-year term set forth in the Bylaws.

Fifth.- Authorization was granted for the direct or indirect derivative acquisition of treasury shares, within the legal limits and requirements. Likewise, any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders Meeting on April 15, 2004 were revoked.

Sixth.- Powers were delegated to the Board of Directors to increase share capital one or several times, with or without issue premiums, with power to exclude preemptive rights if deemed warranted, in the terms and conditions and within the time limits set forth in Article 153.1b of the Corporations Law. Powers in that regard granted at the General Shareholders Meeting on April 19, 2001 were likewise revoked.

Seventh.- The Board of Directors was authorized to issue bonds that are convertible and/or exchangeable for shares in the company, as well as warrants or other similar securities that may directly or indirectly grant rights to subscribe or acquire stock in the company. The conditions and types of conversion and/or exchange and the amount of capital increase required were determined. Powers were delegated to the Board of Directors to decide any details of the issue not decided at the Shareholders' Meeting.

Eighth.- It was resolved to issue of bonds convertible into and/or exchangeable for shares in the company, excluding preemptive rights, delegating the power to implement this resolution to the Board of Directors. The conditions and types of conversion and/or exchange, and the amount of capital increase required were determined. Powers were delegated to the Board of Directors to decide any details of the issue not decided at the Shareholders' Meeting.

Ninth.- It was resolved to delegate to the Board of Directors powers to develop, execute and interpret all previous resolutions including, if necessary, powers to interpret, rectify, and complement them, likewise agreeing to delegate the power in the Chairman of the Board of Directors Mr. Jesús de Polanco Gutierrez, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Miguel Satrústegui Gil- Delgado, so that any of them may appear before a Notary to formalize and reflect in a notarized instrument the resolutions passed at this Meeting, as well as to execute any notarized or private documents required to record the resolutions as approved in the Companies Register.

Percentage of votes cast (with respect to the quorum present) to adopt each one of the resolutions:

Agenda	Votes in Favor	Votes against	Did not vote	Abstaining and treasury shares
Item 1	97,05	0.00	0.00	2,95
Item 2	97,28	0.00	0.00	2,72
Item 3	97,18	0.10	0.00	2,72
Item 4	97,16	0.00	0.00	2,84
Item 5	97,28	0.00	0.00	2,72
Item 6	97,24	0.04	0.00	2,72
Item 7	97,24	0.04	0.00	2,72
Item 8	97,24	0.04	0.00	2,72
Item 9	97,28	0,00	0,00	2,72

E.9. Indicate, if applicable, the number of shares that a shareholder must hold in order to attend the Shareholders' Meeting and if there is any restriction in that regard in the Company Bylaws.

Pursuant to Article 15.b.) of the Company Bylaws, all shareholders holding at least 60 shares recorded in the corresponding share ledger five days prior to the meeting and who obtain the corresponding attendance card may attend the Shareholders' Meeting.

E.10. Indicate and justify the policies followed by the Company with respect to proxy voting in shareholders' meetings.

Article 8 of the Shareholders' Meeting Regulations states that:

Shareholders may vote by proxy, delegating their votes in another shareholder for a specific shareholders' meeting. This requisite will not apply when the proxy holds a general power of attorney set forth in a notarial instrument, granting him power to administer all of the principal's assets within Spain. Representation by proxy shall be indicated on the attendance card or in a letter, in either case bearing an original signature.

The document designating a proxy must contain or be accompanied by the meeting agenda as well as a request for instructions as to how to exercise the right to vote and an indication as to how the proxy should vote if precise instructions are not provided. If the shareholder appointing a proxy fails to give him voting instructions, it is understood that he should vote in favor of the Board of Directors' proposals at each meeting.

A proxy granted to someone who cannot legally represent the shareholder or one granted by a fiduciary or similar representative shall not be valid.

A proxy may likewise be granted by electronic means, using procedures similar to those provided for in Article 11.2 of the Shareholders' Meeting Regulation and confirming the shareholder's identity with the same requirements of that Article 11.2., likewise applying the term established in Article 11.3 of the Regulation for the valid reception of proxies.

Proxies shall always be revocable, and shall be deemed to have been revoked by a shareholder who personally attends the Shareholders' Meeting.

Concerning public proxy solicitations, see section B.1.22 of this Report.

E.11. Indicate whether the Company is aware of the policy of institutional investors to participate or not in Company decisions:

☐ **YES** **NO** ☒

Describe the Policy

E.12. Indicate the address and means for accessing corporate governance content on the company webpage.

www.prisa.es / Information for Shareholders and Investors

F. EXTENT TO WHICH GOOD GOVERNANCE RECOMMENDATIONS ARE FOLLOWED

Indicate the degree of the Company's compliance with existing corporate governance recommendations and, if applicable, cases in which those recommendations were not followed.

In the event of non-compliance with some of them, explain the recommendations, rules, practices or criteria that the Company applies.

Until the single document referred to in ORDER ECO/3722/2003 of December 26 has been drafted, to complete this section the Olivencia and Aldama Reports should be taken as points of reference.

Given that the National Stock Exchange Commission has not yet approved the Uniform Code of Good Government Recommendations for Listed Companies, in providing the information required in the present section the most significant recommendations of the Olivencia Code were taken into account. Likewise, and in reference to several of them,

separate comment is offered with regard to the recommendations of the Aldama Commission.

1. FUNCTIONS OF THE BOARD OF DIRECTORS

Recommendation 1

"The Board of Directors should expressly undertake, as a core aspect of its role, the general duty of supervision, bear the responsibilities that this involves without delegation and set up a formal catalogue of matters reserved for their knowledge."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

2. INDEPENDENT DIRECTORS

Recommendation 2

"The Board of Directors should include a reasonable number of independent Directors, whose profile is that of professionally reputable people who are not associated with the senior management and the major shareholders."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations:

Independent directors in the company include: Mr. Matías Cortés Domínguez, Mr. Juan Salvat Dalmau, Mr. Jesús de la Serna y Gutierrez Répide, Mr. José Buenaventura Terceiro Lomba and Mr. Gregorio Marañón y Bertrán de Lis, all of whom are professionals of recognized prestige in areas related to the Group's activities. These persons have small shareholdings in the share capital of a major shareholder, Promotora de Publicaciones, S.L., but they have not subscribed nor are they bound by the shareholders' agreement with Timón, S.A. and Mr. Jesús de Polanco Gutierrez, described in A.6 of this Report, nor are they directors of Timón, S.A. or Promotora de Publicaciones, S.L.

3. COMPOSITION OF THE BOARD OF DIRECTORS

Recommendation 3

"The composition of the Board of Directors should be such that the external Directors (shareholders' representatives and independents) are in a clear majority over the executive Directors and the proportion between shareholders' representatives and independent Directors should be set taking into account the relationship between the major holdings in the capital and the rest."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Recommendation 4

The Aldama Report recommends that there be:

"An ample majority of external directors on the Board and, among them, a very significant number of independent directors, considering the company's ownership structure and the capital represented on the Board."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations

The Board of Directors of the Company consists of seven executive directors and twelve external directors, of which seven represent significant shareholders and five are independent.

4. NUMBER OF DIRECTORS

Recommendation 5

"The Board of Directors should be the right size to achieve more efficient and participatory operation. In theory, the right size could be between five and fifteen members."

[ ] This recommendation is followed.

[X] This recommendation is not followed.

[ ] This recommendation is followed in part.

Recommendation 6

Nevertheless, the Aldama Report refrains from recommending a maximum and minimum number of members for the Board and simply states that:

"the Board of Directors must have a reasonable number of members to ensure its viability and the work of each director, who must have access to the necessary resources to improve and make their functions more efficient, including the ability to communicate with the parties responsible for the different business and services areas and, if appropriate, to be assisted by professionals and external experts."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations:

The Board Regulations of the Company provide that the Board of Directors will consist of the number of directors determined at the Shareholders' Meeting within the limits set in the Company Bylaws (whose Article 17 states that the Board shall have a minimum of three and a maximum of twenty-one Directors) and that the Board will propose at the Shareholders' Meeting the number that, according to the changing circumstances of the Company, is deemed most appropriate to ensure adequate representation and the efficient operation of the Board.

At present, the Board of Directors of the Company is composed of nineteen Directors, a number that the Company deems appropriate to ensure adequate representation and the efficient operation of the Board.

5. CHAIRMAN OF THE BOARD OF DIRECTORS

Recommendation 7

"If the board chooses a formula whereby the Chairman is also the Company's CEO, it should take the necessary precautions to reduce the risks of power being concentrated in a single person."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations:

As principal assistant to the Chairman there is a Chief Executive Officer who is responsible for the day-to-day management of the Company, in accordance with the decisions taken and criteria set forth at the Shareholders' Meeting and by the Board of Directors and Chairman. There is likewise and Audit and Compliance Committee and a Remuneration and Appointments Committee, and neither the Chairman nor any of the Executive Directors are members of those committees.

6. SECRETARY OF THE BOARD OF DIRECTORS

Recommendation 8

"Major importance should be given to the Secretary of the Board, strengthening his/her independence and stability, and stressing his/her duty to safeguard the formal and material legality of the Board's actions."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

7. COMPOSITION OF THE EXECUTIVE COMMITTEE

Recommendation 9

"The composition of the executive Committee, when there is one, should have the same balance between the different classes of Directors as the Board, and the relations between the two bodies should be based on the principle of transparency, so the Board is fully aware of the matters dealt with and the decisions adopted by the Committee."

The Board of Directors of the Company does not have an Executive Committee.

8. DELEGATED CONTROL COMMITTEES

Recommendation 10

"The Board of Directors should set up delegated control Committees, made up exclusively of external Directors, covering information and accounting control (audit); recruitment of directors and senior managers (nomination); determining and reviewing the remuneration policy (compensation); and assessing the governance system (compliance)."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations:

The Board of Directors of the Company has set up an Audit and Compliance Committee and a Remuneration and Appointments Committee, whose only members are external directors, but

neither of these committees can be considered a delegated committee of the Board under the terms of Article 141 of the Corporations Law.

9. INFORMATION PROVIDED TO DIRECTORS

Recommendation 11

"The necessary measures should be taken to ensure that the Directors receive sufficient information, sufficiently in advance, specifically drawn up for preparing for board meetings, without the importance or reserved nature of information being a reason for excluding it, except in exceptional circumstances."

☐ This recommendation is followed.

☐ This recommendation is not followed.

☒ This recommendation is followed in part.

Observations

There is no regulation establishing a minimum period prior to meetings in which information concerning each board meeting should be made available to Directors, but the Board Regulations state that "the Chief Executive Officer shall be responsible for preparing and providing the other Directors with information concerning the progress of the Company and the information required to adopt the resolutions appearing on the agenda of each meeting of the Board of Directors". Moreover, the Regulations state that the Secretary shall provide for the smooth functioning of the Board, particularly ensuring that the Directors receive the necessary counsel and information.

The draft minutes of the previous meeting and other documents are distributed with the notice of meeting (which always includes the agenda for the session), i.e., a minimum of seven days prior to the meeting. The remaining information is communicated to the Directors in the course of the Board meeting.

Likewise the Regulations provide that Directors have broad powers to seek the information and counsel the may require concerning any aspect of the Company, provided that such information is required in the course of fulfilling their duties. This right to information extends to subsidiary companies, whether domestic or foreign, and is channeled through the Chairman, who responds to the Director's requests, providing them with information directly, referring them to the appropriate sources, or arbitrating in the measures necessary to examine the documents requested.

Among the general obligations of Directors, the Board Regulations include the duty to inform themselves and adequately prepare for the Board Meetings and the meetings of the committees of which they are members.

10. BOARD OPERATIONS

Recommendation 12

"In order to ensure the suitable operation of the Board, its meetings should be held as often as necessary to carry out its tasks; the Chairman should encourage all the Directors to contribute and freely take positions; particular care should be taken with the drawing up of the minutes and the quality and efficiency of their work should be assessed at least once a year".

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations:

The Audit and Compliance Committee is the body that once a year evaluates the efficiency of and compliance with the rules and procedures governing the Company.

Recommendation 13

In other respects the Aldama Report states that:

"The Boards of Directors of listed companies must hold ordinary meetings periodically, usually once per month, in order to monitor the actions of the executives and Delegate Commission, if any, and adopt the appropriate decisions relating to **same. Moreover, the** Board should meet when the Chairman or a sufficient number of directors request this, in accordance with the Bylaws and Regulation. Throughout the year, the Board must specifically analyze the budget and the performance of the strategic plan, if any, and its degree of compliance, plus the quarterly accounts that the company must file with the markets' regulatory or supervisory bodies for publication."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

11. SELECTION AND REELECTION OF DIRECTORS

Recommendation 14

"The Board's involvement in the recruitment and reappointment of its members should follow a formal, transparent procedure, based on a reasoned proposal by the Nomination Committee."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

☐ This recommendation is followed in part.

Observations:

Pursuant to the Board Regulations, proposed appointments submitted by the Board of Directors at the Shareholders' Meeting and board appointments made by virtue of its legally-attributed powers to do so must comply with the provisions of the Board Regulations and be accompanied by the corresponding report from the Remuneration and Appointments Committee, which is nevertheless not binding. Thus, the Remuneration and Appointments Committee does not have powers to make proposals in such matters, but rather to *"report on the proposals with regard to the appointment of Directors"*, following the recommendations of the Aldama Report, which states that the Remuneration and Appointments Committee's role is to report to the Directors concerning the appointment, reelection and removal of directors.

12. RESIGNATION OF DIRECTORS

Recommendation 15

"Companies' regulations should include an obligation on the directors to resign in cases that could have a negative effect on the operation of the Board or the Company's credit and reputation."

☒ This recommendation is followed.

☐ This recommendation is not followed.

☐ This recommendation is followed in part.

13. AGE OF DIRECTORS

Recommendation 16

"There should be an age limit on holding the position of Director, which could be sixty-five for executive Directors and the Chairman, and somewhat more flexible for the rest of the members."

☐ This recommendation is followed.

☒ This recommendation is not followed.

☐ This recommendation is followed in part.

Observations:

Nevertheless, on this point the Aldama Report has revised the criterion followed in the Olivencia Code and does not set an age limit, merely indicating that the company that adopts a policy in that regard should do so clearly in its internal rules.

14. ACCESS TO INFORMATION ON THE PART OF DIRECTORS

Recommendation 17

"The right of all Directors to gather and obtain the necessary information and advice to carry out their supervisory duties should be formally recognized, and suitable channels should be provided to exercise that right, with recourse to external experts in special circumstances."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations:

As indicated above in Recommendation 11, the Board Regulations provide that Directors have broad powers to seek the information and counsel they may require concerning any aspect of the Company, provided that such information is required in the course of fulfilling their duties. This right to information extends to subsidiary companies, whether domestic or foreign, and is channeled through the Chairman, who responds to the Director's requests, providing them with information directly, referring them to the appropriate sources, or arbitrating in the measures necessary to examine the documents requested. However, there is no express mention in the Board Regulations of the possibility of turning to external experts in exceptional circumstances.

15. REMUNERATION OF DIRECTORS

Recommendation 18

"The Director compensation policy, which must be proposed, assessed and reviewed by the Compensation Committee, should follow the criteria of moderation, being related to the Company's profits and detailed and personalized information."

[ ] This recommendation is followed.

[ ] This recommendation is not followed.

[X] This recommendation is followed in part.

Observations:

1. The Board Regulations establish the principle that the Board shall endeavor that compensation to Directors be moderate with respect to the circumstances of the market.

2. Article 19 of the Bylaws sets a maximum limit for the remuneration of Directors stating that "Board members' remuneration, which shall be compatible with the payment of allowances for

attending meetings, shall consist of a maximum of 10% of reported net earnings, as proposed at the Annual Shareholders' Meeting, provided that this complies with the provisions of Article 130 of the Law. The Board shall determine the amount corresponding to each Board member in accordance with his post."

3. Board Regulations state that the Remuneration and Appointments Committee shall report on the Directors' compensation schemes and review them periodically.

4. In compliance with the provisions of the aforementioned Article 19 of the Company Bylaws, the salaries of the Chairman and Chief Executive Officer of the Company shall be determined by the Board of Directors.

5. Board Regulations provide for transparency in the compensation of Directors and that the Annual Report, as an integral part of the Annual Accounts, must contain both the legally-required information and other information deemed warranted concerning the remuneration received by members of the Board of Directors. The information provided by the company concerning the compensation of its Directors is general and not individualized.

Recommendation 19

In that regard the Aldama Report states that:

"It is recommended, in general, that remuneration comprising shares of the company or group companies, stock options or options referenced to the share price be limited to executive or internal directors."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

16. GENERAL DUTIES OF DIRECTORS AND CONFLICTS OF INTEREST

Recommendation 20

"The Company's internal regulations should set out the obligations resulting from the Directors general obligations of diligence and loyalty; in particular they should include the situation of conflicts of interest, the duty of confidentiality, taking advantage of business opportunities and the use of Company assets."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

17. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

Recommendation 21

"The Board of Directors should promote appropriate measures to extend the duties of loyalty to the major shareholders, in particular establishing cautions on the transactions carried out between them and the Company".

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations:

Article 34 of the Board Regulations states that the Board of Directors formally reserves the right to review any of the Company's transactions with a significant shareholder and that in no case shall a transaction be authorized unless a report has previously been issued by the Remuneration and Appointments Committee evaluating the operation from the perspective of market conditions.

In other respects, mention should likewise be made of the principle of transparency applied to transactions with significant shareholders, as regulated in Article 35 of the Board of Directors Regulations that states that "the Board of Directors shall include in its annual public reports a summary of the transactions carried out by the Company with its Directors and significant shareholders. This information shall detail the overall volume of the operations and the nature of the most relevant."

18. COMMUNICATION WITH SHAREHOLDERS

Recommendation 22

"Measures should be put in place to make the mechanism for delegating votes by proxy more transparent and to improve the Company's communication with its shareholders, in particular with institutional investors."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

19. TRANSPARENCY WITH RESPECT TO THE MARKETS

Recommendation 23

"The Board of Directors should go beyond the regulations in force in taking responsibility for providing the markets with fast, accurate and reliable information, especially

concerning the shareholding structure, substantial changes to the governance regulations, particularly significant associated transactions and treasury stock."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations:

Article 37.1 of the Board Regulations provides that the "Board of Directors shall ensure prompt compliance with the instructions in force with regard to the communication of relevant information, in conformance with the provisions of the Company's Internal Code of Conduct".

20. FINANCIAL INFORMATION

Recommendation 24

"All periodical financial information in addition to the annual information that the markets are provided with should be drawn up in accordance with the same professional practices and principles as the annual accounts and, before it is published, it should be checked by the Audit Committee."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

21. EXTERNAL AUDITORS

Recommendation 25

"The Board of Directors and the Audit Committee should monitor for situations that could imply a risk to the independence of the Company's external auditors. In particular they should verify the fees paid for all items as a proportion of the audit firm's total income, and publicly report the fees for non-audit professional services."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

22. AUDIT PROVISOS

Recommendation 26

"The Board of Directors should seek to prevent the accounts being submitted to the General Shareholders' Meeting with reservations and provisos in the Auditors' report and, when this is not possible, both the Board and the auditors should clearly explain the contents and scope of the discrepancies to the shareholders and the markets."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

Observations

In accordance with the provisions of Article 24.4.b) of the Board Regulations, the Audit and Compliance Committee reviews the company accounts, and ensures compliance with legal requirements and the correct application of generally-accepted accounting practices.

23. ANNUAL REPORT ON CORPORATE GOVERNANCE

Recommendation 27

"The Board of Directors should include information about its rules of governance in the annual report, and justify any departures from the recommendations of this Code."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

24. BOARD OF DIRECTORS AND SHAREHOLDERS' MEETING REGULATIONS

Recommendation 28

According to the Aldama Report "All companies should have a number of corporate governance rules or criteria that include at least the Regulations of the Shareholders' Meeting and of the Board of Directors."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

25. CORPORATE WEBPAGE

Recommendation 29

According to the Aldama Report "Every listed company should have a website through which it informs its shareholders, investors and the market in general about economic events and any other significant events that take place in connection with the company, as well as enabling shareholders to exercise their right to information and any other shareholder rights."

[X] This recommendation is followed.

[ ] This recommendation is not followed.

[ ] This recommendation is followed in part.

G. OTHER INFORMATION OF INTEREST

If you believe there are relevant principles or aspects concerning the corporate governance practices applied by your company that have not been presented in this report, please indentify and explain their content below.

In this section you may include any other information, clarification or detail with respect to the previous Sections of this report provided that it is relevant and not repetitive.

Specifically, indicate whether the company is subject to another law other than Spanish law with respect to corporate governance and, it so, include the mandatory information that differs with the information required herein.

-With regard to Section A.3, i) the first appointment of Mr. Jesus de Polanco as Chairman of the Board of Directors was 19 Jun 84; ii) the first appointment of Mr. Juan Luis Cebrian Echarri as Managing Director was 20 Oct 88. The total share capital held by members of the Board of Directors is 64.992% if calculated by adding the individual percentages held by each director, but if calculated with regard to the total number of shares held by the Company's directors, the result would be 64.996%.

-With regard to Section A.6, i) the percentage of share capital affected is the percentage held by Promotora de Publicaciones, S.L., a company which holds 44.535% of the stock in Promotora de Informaciones, S.A. and ii) the shareholders agreement was signed on May 21, 1992 and in a notarial document certified by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timon S.A. and a group of shareholders of Promotora de Informaciones, S.A. entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones, S.L. (hereinafter, "Propu") and their participation therein. Basically, the undertakings set forth in that agreement are as follows: a) each majority shareholder shall have at least one representative on the Board of Directors of Prisa and, to the extent possible, the governing body of Propu shall have the same composition as Prisa's; b) Propu shares to be voted at Prisa's General Shareholders Meetings will be

previously determined by the majority members. Propu members who are likewise members of Prisa's Board of Directors shall vote in the same manner, following instructions from the majority shareholders; c) in the event that Timon, S.A. sells its holdings in Propu, the remaining majority shareholders shall have the right to sell their holdings in Propu on the same terms to the same buyer, to the extent that the foregoing is possible.

-With regard to Section A.8 of this report: in June, 2003, through its wholly-owned subsidiary Prisa Finance Netherlands, B.V., Prisa launched an issue of "bonds exchangeable for ordinary shares in Prisa," guaranteed by Prisa and having a face value of 162,300,000 Euros. Prisa will cover the exchangeable bonds with its treasury shares. Notwithstanding the foregoing, at December 31, 2005 Prisa had loaned to the managing entities of the operation (Goldman Sachs and Morgan Stanley), as loans, 8,623,142 treasury shares, with a view to providing financial coverage to investors as may be required.

-With regard to Section B.1.2: i) The first appointment of Mr. Jesus de Polanco as Chairman of the Board of Directors was 19 Jun 84 and ii) the first appointment of Mr. Juan Luis Cebrian Echarri as Managing Director was 20 Oct 88.

-With regard to Section B.1.9.: These are members of the Executive Committee and the Management Committee who are not executive directors of Promotora de Informaciones, S.A.

-With regard to Section B.1.10: The beneficiaries are part of the group of executive directors and managers referred to previously in Section B.1.9. The body that must authorize ironclad or golden handshake clauses is the Remuneration and Appointments Committee.

-With regard to Section B.1.31: The holding in Sogecable, S.A. declared by Mr. Jesus de Polanco Gutierrez corresponds to the participation in Promotora de Informaciones, S.A.

-Lastly, and generally applicable throughout the report: the Tax Identification Numbers attributed to the non-Spanish companies are ficticious and were provided as required in this computerized form.

This Annual Report on Corporate Governance was approved by the Board of Directors of the Company at its meeting on February 16, 2006.

Indicate the Directors who voted against or abstained in the ballot to approve this Report.

This report was unanimously approved by the Board of Directors.

Grupo PRISA

PROMOTORA DE INFORMACIONES, S.A.

(PRISA)

AUDIT AND COMPLIANCE COMMITTEE

ANNUAL REPORT

2005

Madrid, January, 2006

ANNUAL REPORT OF THE
AUDIT AND COMPLIANCE COMMITTEE
2005

I.- INTRODUCTION

The Audit and Compliance Committee of PROMOTORA DE INFORMACIONES, S.A. (hereinafter PRISA and, where applicable, GRUPO PRISA) is issuing this report to enable the Board of Directors to make available to its shareholders information concerning the Committee's operations and activities during the 2005 financial.

The Audit and Compliance Committee was set up in 2001. The Committee has progressively adapted its operations and composition to the rules and codes which have since then been published with a view to achieving maximum efficiency and transparency for listed companies.

PRISA'S Audit and Compliance Committee is governed by the Eighteenth Additional Provision of the Securities Market Law, by Article 21bis of the Company Bylaws and by the Regulations of the Board of Directors of PRISA, passed on June 21, 2001, as amended on July 17, 2003 and March 18, 2004.

II.- FUNCTIONS AND POWERS

Pursuant to the provisions of the Board of Directors Regulations, the main function of the Audit and Compliance Committee is to support the Board of Directors in its supervisory and management tasks.

The Audit and Compliance Committee has the following basic responsibilities:

a. To inform the shareholders present at the Shareholders' Meeting with regard to issues that they may raise concerning the Committee's powers, as provided by the Law and in the Shareholders' Meeting Regulations.

b. To propose to the Board of Directors, to be submitted at the Shareholders' Meeting, the appointment of external account auditors, as set forth in Article 204 of the consolidated text of the Corporations Law.

c. To supervise external auditing services.

d. To monitor the Company's financial information processes and internal control systems.

e. To maintain contact with the external auditors in order to receive information concerning issues that could jeopardize their independence or other information related to the progress of the account auditing process, as well as other communications provided for in legislation governing audits and technical auditing practices.

In addition, and without prejudice to other tasks that may be assigned it by the Board of Directors, the Audit and Compliance Committee has the following powers:

a) To inform and propose to the Board of Directors the contract terms, the scope of appointment and, when applicable, the revocation or non-renewal of external auditors, as well as to supervise compliance with the terms of the audit contract;

b) To review Company accounts and ensure compliance with legal requisites and the correct application of generally-accepted accounting practices, as well as to provide information concerning any proposed modification of accounting principles and criteria that management may propose;

c) To review issue prospectuses and information concerning the quarter and half-year financial statements that the Board is required to furnish the securities markets and their supervisory boards;

d) To verify compliance with the Internal Code of Conduct with respect to securities markets, the Board Regulations and, in general, all rules governing the Company, and to propose changes for their improvement. In particular, the Audit and Compliance Committee shall receive information and, when warranted, issue to the senior company management reports concerning disciplinary measures;

e) To analyze and report on specific significant investment transactions when requested by the Board to do so;

f) To exercise any other powers attributed to the Committee in the Board Regulations.

III.- COMPOSITION

At present the members of the Audit and Compliance Committee include:

Chairman: Mr. José Buenaventura Terceiro Lomba.- Independent External Director.

Members: Mr. Matías Cortés Domínguez.- Independent External Director
Mr. Borja Jesús Pérez Arauna.-. External Director Representing a Significant Shareholding
Mr. Juan Salvat Dalmau.- Independent External Director.
Mr. Adolfo Valero Cascante.- External Director Representing a Significant Shareholding.

Secretary: Mr. Miguel Satrústegui Gil-Delgado, Non-Member Secretary of the Board of Directors.

IV.- MEETINGS

Pursuant to the Board of Directors Regulations, *"the Audit and Compliance Committee shall meet periodically as required and at least four (4) times a year".*

The meetings held and issues resolved during 2005 were the following:

Meeting held January 19, 2005

The proposed professional fees for the external auditors for the 2004 financial year were discussed.

It was resolved to extend the appointment of the present firm, DELOITTE, S.L., as auditor of the accounts of the company and its consolidated group for a term of one year, in order to audit the financial statements for the 2005 financial year.

The 2004 Report of the Audit and Compliance Committee was approved.

Likewise, a favorable opinion was issued with regard to risk control in the Corporate Governance Report for 2004.

The external auditor presented a preliminary report concerning the most significant aspects of the audit of the 2004 accounts carried out to-date.

Meeting held February 16, 2005

Review of the financial information for the second semester of 2004, to be made public to the markets.

The Committee approved and agreed to submit for the Board's consideration, the projected "Rules for Interpreting and Applying the Regulations of the General Shareholders Meeting," designed to clarify and determine different aspects of the regulations, particularly those concerning: 1) shareholders' signatures in votes cast electronically; 2) the irrevocability of votes cast, and 3) proxy voting.

The director of the internal audit presented a report to the Committee concerning the present status of Grupo Prisa's procedures. As a result of this report, the Committee resolved that group company management procedures be set forth in writing in all principal areas.

The external auditor presented a report concerning the most significant aspects of the 2004 external audit.

The Finance Director presented a report concerning exchange rate and interest rate risk coverage operations.

Meeting held April 21, 2005

Review of the first quarter 2005 financial information to be made public to the markets.

With regard to the bonds exchangeable for Prisa shares issued by Prisa Finance (Netherlands) B.V. in December, 2003, and with a view to avoiding undesirable fluctuations in the Group's Profit and Loss Account, the Finance and Management Director proposed eliminating the possibility of redeeming the bonds in cash. The Committee approved this proposal to be submitted to the Board, in order to negotiate the necessary changes in that regard in the issue contracts.

Committee members were informed concerning the report prepared by the Information Technologies Department at the request of the Audit Committee, concerning back-up procedures in the Group's principal data processing centers.

Meeting held on July 21, 2005

Review of the first semester 2005 financial information to be made public to the markets.

Meeting held on October 20, 2005

Review of the third quarter 2005 financial information to be made public to the markets.

Meeting held on November 17, 2005

The internal audit director presented a report concerning the Group's global risk map as of June, 2005, comparing it with the situation in December, 2004. He likewise presented a detailed analysis of the risk map for each business unit.

In addition, the internal audit director then made a presentation concerning the content and functions of the technological platform developed in his department. This platform operates in the network environment, to enable internal audit information to be prepared and accessed online. This achieves increased productivity and greater homogeneity in the methods used in this area, and ensures coordination among the finance departments in the different business units.

In addition, the internal audit director informed the Committee of the new organizational structure implemented in his department.

V.- RELATIONS WITH THE EXTERNAL AUDITORS

The Audit and Compliance Committee proposed that the Board of Directors extend the appointment of DELOITTE, S.L. as auditors of the accounts of the Company and its Consolidated Group for the term of one year. Based on the Board of Directors' proposal, the shareholders present at the General Shareholders' Meeting of PRISA on March 17, 2005 passed a resolution to appoint that firm to audit the financial statements corresponding to the 2005 financial year.

With regard to the presence of the external auditor at the meetings of the Audit and Compliance Committee, it was underscored that Mr. Luis Jimenez Guerrero, partner of

DELOITTE, S.L., in charge of the external audit of the Company and its Consolidated Group, attended the meetings held on January 19, 2005 and February 16, 2005, in which he informed the committee of the most relevant aspects of the external auditor's work.

The fees of DELOITTE S.L. and its associate companies for auditing the accounts of GRUPO PRISA companies and their subsidiaries during 2005 amounted to 1,168,000 Euros, of which 102,000 Euros were for services provided to PRISA. In that regard, the fees charged by other auditors who participated in the audits of various Group companies amounted to 220,000 Euros.

In other respects, the fees for other professional services provided to Group companies by the principal auditors and its associate companies during 2005 amounted to 361,000 Euros, of which 160,000 Euros were for services provided to PRISA, while other professional services provided by other auditors participating in the audits of various Group companies amounted to 116,000 Euros.

The foregoing information concerning professional fees shall be included in PRISA's individual annual report and in the consolidated annual report of GRUPO PRISA for the 2005 financial year.

VI.- INTERNAL AUDIT

The principal objective of the Internal Audit Department is to provide GRUPO PRISA management and the Audit and Compliance Committee with the reasonable assurance that the environment and systems of internal control in place in the Group companies have been correctly designed and managed.

To achieve that objective, the Department carries out the functions it has been assigned, which include:

(i) Evaluating the appropriateness of internal control systems with a view to ensuring greater effectiveness in processes for controlling and managing the risks inherent in the activities in which the Group is engaged.

(ii) Reviewing operations with a view to verifying whether the results achieved meet the established objectives and goals, and whether operations and programs are being implemented or carried out as they were planned.

(iii) Providing independent opinions and observations with respect to the interpretation and application of current legislation in the area of accounting.

(iv) Evaluating the efficiency with which Group resources are used.

(v) Reviewing the means for safeguarding assets and verifying their existence.

(vi) Reviewing the feasibility and integrity of the Group companies' operational and financial information, and the means used to identify, evaluate, classify and disseminate that information.

The Internal Audit Director designs an Annual Internal Auditing Activities Plan based on the evaluation of risks inherent in the activities carried out by Grupo Prisa's business units, in order to determine the priorities with respect to internal auditing activities that are consistent with the goals defined by the Organization.

The Annual Internal Auditing Activities Plan reflects all of the activities that the Internal Auditors plan to carry out during the financial year. The plan specifically sets forth the activities and projects to be undertaken, the nature of the tasks involved, and the resources available to the Internal Audit Department.

The most significant projects carried out by the Internal Audit Department during the 2005 financial year include:

i. Reviewing the degree of compliance with the accounting valuation and recording rules established by GRUPO PRISA, and evaluating the level of appropriateness and effectiveness of the internal control environment in place in companies within the Santillana Group in Spain (Santillana Educación, S.L.), Mexico, Brazil, Ecuador and Bolivia.

ii. Analyzing the existing systems, policies and procedures that support the process of preparing information reported to GRUPO PRISA by its companies in the International Media Unit located in Mexico and Colombia.

iii. Evaluating the appropriateness and effectiveness of the control environment in place in Gestion Logistica Editorial, S.L., a company that is part of GRUPO PRISA's Resources Unit.

iv. Participating in due diligences conducted during the 2005 financial year.

v. Reviewing the extent of compliance with the PRISA Groups' valuation and accounting entry rules implemented in the companies Unidad Ocio y Entretenimiento, Plural Entertainment, S.L. and Tesela Producciones Cinematográficas, S.A.

vi. Participating in the design and implementation of new reporting processes in the different business units, as a means for adapting to the new requirements set forth with the entry into force of the International Accounting Standards.

The Director of the Internal Audit Department attended all of the Audit and Compliance Committee's meetings in 2005, specifically informing the Committee about the activities of the Internal Audit Department and the progress of the activities carried out with respect to the Annual Internal Auditing Activities Plan.

VII.- INTERNATIONAL ACCOUNTING STANDARDS (IAC)

Pursuant to the provisions of European Regulation 1606/2002 of July 19 concerning the application of International Accounting Standards, enterprise groups established in European Union member states that issue variable-interest securities listed on regulated markets must present their consolidated financial statements in accordance with International Accounting Standards for the financial years commencing from January 1, 2005.

Grupo Prisa's 2005 annual consolidated accounts were the first ones prepared in accordance with the International Accounting Standards. With respect to the standards in force when the 2004 consolidated group accounts were prepared, these new rules require:

- Changes in accounting policies, valuation criteria and the way in which the financial statements in the annual accounts are presented.
- Incorporating two new financial statements into the consolidated annual accounts, i.e., the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows, and
- A significant increase in the information to be provided in the annual report with respect to annual consolidated accounts.

VIII.- COMPLIANCE WITH RULES OF CORPORATE GOVERNANCE

Pursuant to Article 24.5 of the Board of Directors Regulations that attribute to this Committee the obligation to evaluate the degree of efficiency and compliance with the Company's rules and procedures of good governance, the Committee verified that the Company has complied with the rules and procedures of corporate governance provided for by law and in the Company's Bylaws and Regulations.

Specifically, the Committee underscored the following aspects and actions in that regard that were carried out by the company during the 2005 financial year and January, 2006:

Communication of Information

The measures adopted by the company to disseminate information about the company more efficiently include:

i) In compliance with applicable laws with regard to the securities markets and the Company's Internal Code of Conduct, the Company promptly sends to the National Stock Exchange Commission all of the company's Relevant Information. These announcements are available on both the webpage of the Commission and the Company's corporate webpage.

During the 2005 financial year and pursuant to the legislation in force, on the following dates the Company sent the required periodic public information concerning its results:

- 18 Feb 05: The company issued information concerning its results for the 2004 financial year.
- 22 Apr 05: The company issued information concerning its results for the first quarter of 2005.
- 22 Jul 05: The company issued information concerning its results for the first semester of 2005.

o 21 Oct 05: The company issued information concerning its results for the third quarter of 2005 (results for the first nine months of 2005).

In all, the Company sent 33 Announcements of Relevant Information to the CNMV during the 2005 financial year.

ii) Likewise, the work to renew the company's corporate webpage has been completed (www.prisa.es). This webpage complies with the provisions of Law 26/2003, Order ECO/3722/2003 of December 26, and Circular 1/2004 of March 17 issued by the National Securities Market Commission on "Annual Corporate Governance Reports of Listed Companies and Other Entities Issuing Securities Traded on Official Secondary Markets, and other Information Issued by Listed Companies."

iii) At the proposal of the Remuneration and Appointments Committee, in its Meeting of February 17, 2005 the Board of Directors approved the 2004 Corporate Governance Report, which was made available to shareholders and the general public.

That information was prepared in accordance with the provisions of Art. 116 of Law 24/1988 of July 28 on the Securities Market, Order Eco/3722/2003, as well as Circular 1/2004 of March 17 issued by the National Securities Exchange Commission.

iv) At its meeting of January 20, 2005 the Board of Directors approved reports prepared with respect to Items 7 and 8 of the Agenda of the General Shareholders Meeting held on the following March 17 (concerning the issue of bonds convertible and/or exchangeable for shares in the Company).

At its meeting of February 17, 2005, the Board of Directors approved a report prepared with regard to Item 6 on the Agenda of the General Shareholders Meeting held on the following March 17 (concerning delegation to the Board of Directors of the power to increase the share capital, once or several times.)

The foregoing reports were made available to shareholders, pursuant to the provisions of current legislation.

Likewise, at its meeting held on February 17, 2005, the Board of Directors resolved to make the 2004 Annual Report of the Audit and Compliance Committee available to shareholders and, after receiving a favorable report thereon from the Audit and Compliance Committee, approved the Rules for Interpreting and Applying the Regulations of the General Shareholders Meeting, which were also made available to shareholders.

v) In compliance with Article 36 of the Board of Directors Regulations, mechanisms have been set up to provide regular non-privileged information to the company's institutional investors, by remitting to the National Securities Exchange Commission reports and presentations on the company, and by publicizing information of interest to those investors on the corporate webpage.

Application of the General Shareholders Meeting Regulations

The Regulations of the General Shareholders Meeting was applied for the first time during the General Shareholders Meeting held on March 17, 2005.

At that meeting, for the first time via the Company's webpage shareholders had the opportunity to electronically authorize proxies to vote on their behalf, and could likewise vote absentee (either by mail or electronically via the company webpage).

Shareholders were also able to exercise their right to information electronically via the company webpage.

Operations of the Board of Directors

During the financial year the Board of Directors held 12 meeting, one per month, with exception of the month of November in which two meetings were held, and the month of August in which there was no meeting.

Notices of board meetings, providing information to directors and, in general, all operations of the Board, were issued in accordance with the provisions of the Board Regulations.

The Board of Directors dealt with various matters falling within its powers, and specifically those set forth in paragraphs b), c), e), f) and h) of Article 5 of the Board Regulations.

Preceded by the corresponding report from the Remuneration and Appointments Committee dated February 17, 2005, at the proposal of the Board of Directors the resolution to reelect the Directors Messrs. Javier Díez de Polanco, Borja Pérez Arauna and Jesús de la Serna was passed at the General Shareholders' Meeting held on March 17, 2005.

Operations of the Board of Directors' Committees

The two committees of the Board of Directors (the Audit and Compliance Committee and the Remuneration and Appointments Committee) acted within the confines of the provisions set forth in the company's bylaws and regulations with respect to their composition, powers and operations.

Regarding the composition of these committees:

i) Three of the members of the Audit and Compliance Committee are independent directors (including its chairman) and two of its members represent significant shareholdings. None of the members of this committee is an executive director (the Eighteenth Additional Provision of the Securities Market Law provides that at least a majority of the members of the Audit Committee shall be non-executive directors).

The committee likewise complies with the provision set forth in the aforementioned Eighteenth Additional Provision of the Securities Market Law requiring the members of the Committee and, in any case its Chairman, "shall not have any other contractual relationship with the Company other than the position for which they are appointed."

ii) Three of the four members of the Remuneration and Appointments Committee are external directors representing significant shareholders and one of the members (the Chairman) is an independent external director, all of which complies with Article 25.a of the Board of Directors Regulations.

Concerning their powers and operations:

i) During the past financial year the Audit and Compliance Committee has fulfilled the responsibilities attributed to it in both Article 21bis of the Company Bylaws and Article 24 of the Board of Directors Regulations, as indicated in sections IV, V, VI and VIII of this Report.

ii) Among the responsibilities carried out by the Remuneration and Appointments Committee during the past financial year are those set forth in paragraphs 1, 2, 3, 4, 5 and 7 of paragraph b), Article 25, of the Board of Directors Regulations.

Conflicts of Interest

At the proposal of the Remuneration and Appointments Committee, at its meeting held on March 17, 2005, Prisa's Board of Directors authorized Diario As, S.L.'s engagement of Mr. Luis Cortes Dominguez, brother of Director Mr. Matias Cortes Dominguez, to act as attorney in the following lawsuits:

i) Complaint on the part of Diario As, together with the Professional Football Leagure and Santa Monica Sports against Recoletos Grupo de Comunicacion with regard to "Liga Fantastica Marca."

ii) Complaint on the part of Diario As, together with the Professional Football Leagure and Santa Monica Sports against Recoletos Grupo de Comunicacion with regard to the image rights of the Professional Football League.

Transactions with Significant Shareholders

During the 2005 financial year the company did not participate in any transactions with significant shareholders.

Code of Conduct in Matters Related to the Securities Markets

In compliance with the "Internal Code of Conduct Concerning Matters Related to the Securities Markets", during the 2005 financial year the following measures were taken:

i) The General Secretary of Grupo Prisa has created and maintained an updated list of those persons subject to the Internal Code of Conduct.

All persons included in the aforementioned list have likewise been informed of the Internal Code of Conduct.

ii) The Department of Finance and Administration has received communications from those persons who, being subject to the Internal Code of Conduct, have carried out transactions involving the purchase or sale of Prisa stock.

Likewise, and in compliance with Article 3.4 of the Internal Code of Conduct, the Department of Finance and Administration has asked the persons subject to the Internal Code of Conduct for confirmation of their balances of Prisa stock at December 31, 2005.

iii) As indicated above in this Report, all Relevant Information was promptly remitted to the National Securities Exchange Commission. All communications in that regard are available on the Commission website and on the corporate website of this company.

iv) The General Secretary of Grupo Prisa has maintained a Central Register of Privileged Information from which, and with regard to the legal and financial operations that may have had a significant influence on the quotation of the company's securities, he has prepared an updated list of all persons with access to Privileged Information.

Madrid, January 19, 2006